As filed with the Securities and Exchange Commission on January 31, 2019

Registration No. 333-228613

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Asian Infrastructure Investment Bank

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Robert S. Risoleo, Esq. Paul J. McElroy, Esq. Sullivan & Cromwell LLP 1700 New York Avenue NW Washington, DC 20006 United States of America	Thierry de Longuemar Vice President and Chief Financial Officer Asian Infrastructure Investment Bank B-9 Financial Street, Xicheng District, Beijing 100033 People’s Republic of China	J. David Stewart, Esq. Paul M. Dudek, Esq. Latham & Watkins 99 Bishopsgate London EC2M 3XF United Kingdom

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell and does not seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JANUARY 31, 2019

ASIAN INFRASTRUCTURE INVESTMENT

BANK

$1,000,000,000

    % NOTES DUE 20

The Asian Infrastructure Investment Bank (“AIIB” or the “Bank”) will pay interest on the notes (the “Notes”) on              and              of each year. Interest will accrue on the Notes from and including                     , 20    , and the first interest payment date will be                     , 20    . AIIB may not redeem the Notes prior to their maturity on                     , 20    . There is no sinking fund for these Notes.

AIIB will apply to the Financial Conduct Authority in its capacity as competent listing authority pursuant to Part VI of the Financial Services and Markets Act 2000, as amended (the “UK Listing Authority”) for the Notes to be listed on the Official List of the UK Listing Authority (the “Official List”) and to the London Stock Exchange plc (the “London Stock Exchange”) for the Notes to be admitted to trading on the London Stock Exchange’s Regulated Market (the “Regulated Market”). No assurance can be given by AIIB that such applications will be approved. The London Stock Exchange’s Regulated Market is a regulated market for the purposes of Directive 2004/39/EC.

This prospectus (the “Prospectus”) comprises neither a prospectus for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended (the “FSMA”) nor listing particulars given in compliance with the listing rules (the “Listing Rules”) made under Part VI of the FSMA by the UK Listing Authority.

PRICE     % AND ACCRUED INTEREST

	Price to Public (1)		Underwriting Discounts and Commissions (2)		Proceeds to AIIB (1)(3)
Per Note		%		%		%
Total	$		$		$

(1)	Plus accrued interest, if any, from , 20 .
(2)	AIIB has agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3)	Before deducting expenses payable by AIIB estimated at US$ .

Neither the Securities and Exchange Commission (the “SEC”), any state securities commission, the London Stock Exchange nor any foreign governmental agency has approved or disapproved of these securities or determined whether this Prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

The Underwriters below expect to deliver the Notes to purchasers in book-entry form only through The Depository Trust Company (“DTC”) on                     , 20    .

The date of this Prospectus is                     , 20

ADDITIONAL INFORMATION

AIIB has filed with the SEC a registration statement (which term shall include any amendments thereto) under Schedule B of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

FORWARD-LOOKING INFORMATION

This Prospectus may contain forward-looking statements. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe,” “expect,” “anticipate,” “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this Prospectus, such as the effects of losses from the Bank’s financing or investment activities.

PROSPECTUS SUMMARY

Asian Infrastructure Investment Bank

AIIB is a multilateral development bank (an “MDB”) with a mission to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment.

The Bank has identified three thematic priorities:

•	Sustainable Infrastructure: Promoting green infrastructure and supporting countries to meet their environmental and development goals.

•

Cross-country Connectivity: Prioritizing cross-border infrastructure, ranging from roads and rail, to ports, energy pipelines and telecoms across Central Asia, and the maritime routes in South East and South Asia, and the Middle East, and beyond.

•	Private Capital Mobilization: Devising innovative solutions that catalyze private capital, in partnership with other MDBs, governments, private financiers and other partners.

Issuer	Asian Infrastructure Investment Bank

Securities Offered	US$ principal amount of % Notes due 20

Maturity Date	, 20

Interest Payment Dates	and of each year, commencing , 20

Interest Rate	% per annum

Redemption	The Notes are not subject to redemption prior to maturity.

Listing	Application will be made to the UK Listing Authority for the Notes to be listed on the Official List and to the London Stock Exchange for the Notes to be admitted to trading on the Regulated Market. No assurance can be given by AIIB that such applications will be approved.

Form, Registration and Settlement

The Notes will be represented by one or more global note certificates (the “Global Note”) registered in the name of Cede & Co. as nominee for DTC. The Global Note will be deposited with a custodian for DTC. Except as described in this Prospectus, beneficial interests in the Global Note will be represented through accounts of financial institutions acting on behalf of the beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Note through DTC, if they are participants in DTC, or indirectly through organizations that are participants in DTC. Owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names and will not receive or be entitled to receive physical delivery of definitive Notes (except in certain circumstances). Initial settlement for the Notes will be made in immediately available funds in dollars. See “Global Clearance and Settlement.”

Withholding Tax, No Additional Amounts	Pursuant to its Articles of Agreement, payments of principal and interest on the Notes may be made by AIIB without withholding or deduction for any withholding taxes imposed by any member of AIIB. AIIB will not pay additional amounts to holders of Notes who are individuals in respect of any withholding tax. For further details, see “Description of the Notes – No Payment of Additional Amounts” in this Prospectus.

Arbitration	Actions related to the Notes will be subject to arbitration by the Hong Kong International Arbitration Centre (the “HKIAC”). AIIB has not consented to the jurisdiction of any courts, including courts in the United States.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Overview

AIIB is an MDB with a mission to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions.

The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China (“China”).

The Bank has identified three thematic priorities:

•	Sustainable Infrastructure: Promoting green infrastructure and supporting countries to meet their environmental and development goals.

•

Cross-country Connectivity: Prioritizing cross-border infrastructure, ranging from roads and rail, to ports, energy pipelines and telecoms across Central Asia, and the maritime routes in South East and South Asia, and the Middle East, and beyond.

•	Private Capital Mobilization: Devising innovative solutions that catalyze private capital, in partnership with other MDBs, governments, private financiers and other partners.

Legal Status

AIIB was established and operates under the Articles of Agreement (the “Articles of Agreement”), an international agreement to which governments are parties and which was open for signature on June 29, 2015 and entered into force on December 25, 2015. The Bank is not a private institution and does not have private shareholders.

The Articles of Agreement provide that all the powers of AIIB shall be vested in the Board of Governors of AIIB (the “Board of Governors”). The Board of Governors has delegated a broad range of operational oversight functions to the non-resident Board of Directors of AIIB (the “Board of Directors”). See “Governance and Administration.” On January 16, 2016, the Board of Governors convened its inaugural meeting in Beijing and declared the Bank open for business.

The Articles of Agreement endow AIIB with full juridical personality and, in particular, the full legal capacity (i) to contract, (ii) to acquire, and dispose of, immovable and movable property, (iii) to institute and respond to legal proceedings and (iv) to take such other action as may be necessary or useful for its purpose and activities. The Articles of Agreement provide that the Bank enjoys, in the territory of each of its members, the following immunities, exemptions and privileges:

•

The Bank enjoys immunity from every form of legal process, except in cases arising out of or in connection with the exercise of its power to raise funds, to guarantee obligations, or to buy and sell securities, in which case actions may be brought in a court of competent jurisdiction in the territory in which the Bank has an office, has appointed an agent for service of process or has issued or guaranteed securities. Moreover, no action may be brought against the Bank by a member or an instrumentality of such member; instead they have recourse to special procedures for settlement of disputes as described in the Articles of Agreement, in the by-laws and regulations of the Bank, or in contracts entered with the Bank.

•

The property and other assets of the Bank are immune from all forms of seizure, attachment or execution before delivery of a final judgment against the Bank, and from search, requisition, confiscation, expropriation or any other forceful taking by executive or legislative action. The archives of the Bank and all documents belonging to it or held by it are inviolable, regardless of location or who holds them.

•

All Governors, Directors, Alternates, the President, Vice-president(s) and other officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

•

The Bank, its assets, property, income and its operations and transactions are immune from all taxes and customs duties, and the Bank is immune from any obligation relating to the payment, withholding or collection of any tax or duty.

•	All of the property and assets of the Bank are free from restrictions, regulations, controls and moratoria of any nature (subject to the Articles of Agreement).

•

The salaries, emoluments and expenses which the Bank pays to its Directors, Alternate Directors, President, Vice-President(s) and other officers and employees of the Bank are exempt from taxation, save to the extent that a member has explicitly reserved its right to tax such payments to its nationals or citizens.

Membership, Capital Structure and Reserves

Membership

Membership in AIIB is open to members of the International Bank for Reconstruction and Development (“IBRD” or the “World Bank”) or the Asian Development Bank (“ADB”). In the case of an applicant that is not a sovereign or not responsible for the conduct of its international relations (e.g., a political subdivision such as a semi-autonomous territory), application for membership in the Bank must be presented or agreed by the member of the Bank responsible for its international relations.

In October 2014, 22 countries signed a Memorandum of Understanding to establish the Bank. By the end of March 2015, 57 countries had committed to being part of the process to design and establish the Bank. Negotiations on the Articles of Agreement concluded on May 22, 2015 and in June 2015, 57 prospective members signed the Articles of Agreement. Signatories to the Articles of Agreement were required to ratify, accept or approve the Articles of Agreement no later than December 31, 2016, or such later date as determined by the Board of Governors by an affirmative vote of a majority of the total number of Governors, representing not less than a majority of the total voting power of AIIB’s members (a “Special Majority Vote”). For those signatories that did not ratify, accept or approve the Articles of Agreement by December 31, 2016, the deadline for such ratification, acceptance or approval was extended; the current deadline is December 31, 2019.

Members of IBRD or ADB which were not signatories to the Articles of Agreement may be admitted by a Special Majority Vote of the Board of Governors. In respect of membership for non-signatories to the Articles of Agreement, the Bank has established procedures for membership. These procedures include initial informal discussions with the Corporate Secretary of the Bank followed by a firm written expression of interest in membership addressed to the Corporate Secretary and signed by an applicant’s duly authorized person with the rank of minister or above. If the applicant receives an informal consensus for admission from the Board of Directors, the Bank would then determine the indicative terms and conditions of membership of the applicant consistent with the Articles of Agreement. At this point, a formal application would then be made by the applicant, which would be signed by the applicant’s competent authority, such as Head of Government, Head of State or Foreign Minister. Upon receipt of the membership application, the terms and conditions of membership (including the maximum number of shares of the Bank to which the applicant may subscribe) would be recommended by the Board of Directors to the Board of Governors for their approval. Following approval by a Special Majority Vote of the Board of Governors, the applicant would prepare the necessary domestic authorization and legislation to become a member, and take other steps required for membership, including making payment of a first installment for subscribed paid-in shares, appointing a Governor and Alternate Governor and assigning votes to a Director.

There are 57 signatories to the Articles of Agreement, three of which, as of the date hereof, have not yet ratified, approved or accepted the Articles of Agreement. Consequently, the Bank currently has 54 founding members. As of the date hereof, the Bank has 70 members (44 regional and 26 non-regional). See “Table 1: Membership and Capital Allocation” below. The Bank also has 23 prospective members (six regional and 17 non-regional). Prospective members denote those jurisdictions whose membership applications have already been approved by the Board of Governors, but that have not become members yet. The Bank’s prospective regional members are: Armenia, Cook Islands, Kuwait, Lebanon, Papua New Guinea and Tonga. The Bank’s prospective non-regional members are: Algeria, Argentina, Belgium, Bolivia, Brazil, Chile, Ecuador, Ghana, Greece, Kenya, Libya, Morocco, Peru, Serbia, South Africa, Togo and Venezuela.

If a member fails to fulfill any of its obligations to the Bank, the Board of Governors may suspend such member by an affirmative vote of two-thirds of the total number of Governors, representing not less than three-fourths of the total voting power of AIIB’s members (a “Super Majority Vote”). A suspended member automatically ceases to be a member one year from the date of its suspension, unless the Board of Governors decides by a Super Majority Vote to restore the member to good standing. Other than the right of withdrawal, a suspended member is not allowed to exercise any rights under the Articles of Agreement, but remains subject to all the Articles of Agreement’s obligations.

Capital Structure

The authorized capital of the Bank consists of US$100,000,000,000 divided into paid-in shares having an aggregate par value of US$20,000,000,000 and callable shares having an aggregate par value of US$80,000,000,000. As of December 31, 2018, the members had subscribed an aggregate of US$96,339,700,000 of the Bank’s share capital, of which US$19,268,000,000 is paid-in and US$77,071,700,000 is callable.

Payment of subscribed, paid-in capital is due in five installments, except for members designated as less developed countries, which may pay in up to ten installments. As of December 31, 2018, US$14,810,535,093 had been received from members, all in convertible currency, and US$4,200,770,429 was not yet due. Capital subscriptions may be paid in United States dollars or in other convertible currency. However, to the extent that a member is a less developed country, the member may pay a portion of up to 50% of each installment in the currency of the member, with the Bank having discretion as to what amount is equivalent to the full value in terms of U.S. dollars and the member maintaining the value of all such currency held by the Bank should the member’s currency depreciate in the Bank’s opinion.

The authorized capital stock of the Bank may be increased only by a Super Majority Vote.

Total voting power of each member consists of the sum of its basic votes, share votes and, in the case of a founding member, its founding member votes. A member’s basic votes equal 12% of the aggregate sum of basic votes, share votes and founding member votes of all the members, divided by the number of members. Share votes consist of the number of shares of the capital stock of the Bank subscribed to by that member. All rights, including voting rights, acquired in respect of paid-in and associated callable shares for which payments are due but have not been received are suspended until full payment is received by the Bank. Each founding member is allocated 600 founding member votes.

Table 1: Membership and Capital Allocation

	Year of Accession	Total Subscriptions		Voting Power
Member		Amount (million USD)	Percent of Total	Share Votes	Founding Member Votes	Basic Votes	Total Votes	Percent of Total
Regional
Afghanistan	2017	86.6	0.0898%	866	—	1,941	2,807	0.2479%
Australia	2015	3,691.2	3.8289%	36,912	600	1,941	39,453	3.4843%
Azerbaijan	2016	254.1	0.2636%	2,541	600	1,941	5,082	0.4488%
Bahrain	2018	103.6	0.1075%	1,036	—	1,941	2,977	0.2629%
Bangladesh	2016	660.5	0.6851%	6,605	600	1,941	9,146	0.8077%
Brunei Darussalam	2015	52.4	0.0544%	524	600	1,941	3,065	0.2707%
Cambodia	2016	62.3	0.0646%	623	600	1,941	3,164	0.2794%
China	2015	29,780.4	30.8913%	297,804	600	1,941	300,345	26.5250%
Cyprus	2018	20.0	0.0207%	200	—	1,941	2,141	0.1891%
Fiji	2017	12.5	0.0130%	125	—	1,941	2,066	0.1825%
Georgia	2015	53.9	0.0559%	539	600	1,941	3,080	0.2720%
Hong Kong, China	2017	765.1	0.7936%	7,651	—	1,941	9,592	0.8471%
India	2016	8,367.3	8.6794%	83,673	600	1,941	86,214	7.6140%
Indonesia	2016	3,360.7	3.4861%	33,607	600	1,941	36,148	3.1924%
Iran	2017	1,580.8	1.6398%	15,808	600	1,941	18,349	1.6205%
Israel	2016	749.9	0.7779%	7,499	600	1,941	10,040	0.8867%
Jordan	2015	119.2	0.1236%	1,192	600	1,941	3,733	0.3297%
Kazakhstan	2016	729.3	0.7565%	7,293	600	1,941	9,834	0.8685%
Korea	2015	3,738.7	3.8782%	37,387	600	1,941	39,928	3.5262%
Kyrgyz Republic	2016	26.8	0.0278%	268	600	1,941	2,809	0.2481%
Lao PDR	2016	43.0	0.0446%	430	600	1,941	2,971	0.2624%
Malaysia	2017	109.5	0.1136%	1,095	600	1,941	3,636	0.3211%
Maldives	2016	7.2	0.0075%	72	600	1,941	2,613	0.2308%
Mongolia	2015	41.1	0.0426%	411	600	1,941	2,952	0.2607%
Myanmar	2015	264.5	0.2744%	2,645	600	1,941	5,186	0.4580%
Nepal	2016	80.9	0.0839%	809	600	1,941	3,350	0.2959%
New Zealand	2015	461.5	0.4787%	4,615	600	1,941	7,156	0.6320%
Oman	2016	259.2	0.2689%	2,592	600	1,941	5,133	0.4533%
Pakistan	2015	1,034.1	1.0727%	10,341	600	1,941	12,882	1.1377%
Philippines	2016	979.1	1.0156%	9,791	600	1,941	12,332	1.0891%
Qatar	2016	604.4	0.6269%	6,044	600	1,941	8,585	0.7582%
Russia	2015	6,536.2	6.7800%	65,362	600	1,941	67,903	5.9969%
Samoa	2018	2.1	0.0022%	21	—	1,941	1,962	0.1733%
Saudi Arabia	2016	2,544.6	2.6395%	25,446	600	1,941	27,987	2.4717%
Singapore	2015	250.0	0.2593%	2,500	600	1,941	5,041	0.4452%
Sri Lanka	2016	269.0	0.2790%	2,690	600	1,941	5,231	0.4620%
Tajikistan	2016	30.9	0.0321%	309	600	1,941	2,850	0.2517%
Thailand	2016	1,427.5	1.4808%	14,275	600	1,941	16,816	1.4851%
Timor-Leste	2017	16.0	0.0166%	160	—	1,941	2,101	0.1856%
Turkey	2016	2,609.9	2.7073%	26,099	600	1,941	28,640	2.5293%
United Arab Emirates	2016	1,185.7	1.2299%	11,857	600	1,941	14,398	1.2716%
Uzbekistan	2016	219.8	0.2280%	2,198	600	1,941	4,739	0.4185%

	Year of Accession	Total Subscriptions		Voting Power
Member		Amount (million USD)	Percent of Total	Share Votes	Founding Member Votes	Basic Votes	Total Votes	Percent of Total
Vanuatu	2018	0.5	0.0005%	5	—	1,941	1,946	0.1719%
Vietnam	2016	663.3	0.6880%	6,633	600	1,941	9,174	0.8102%

Total Regional		73,855.3	76.6104%	738,553	21,600	85,404	845,557	74.6755%

Non-Regional
Austria	2015	500.8	0.5195%	5,008	600	1,941	7,549	0.6667%
Belarus	2019	64.1	0.0665%	641	—	1,941	2,582	0.2280%
Canada	2018	995.4	1.0325%	9,954	—	1,941	11,895	1.0505%
Denmark	2016	369.5	0.3833%	3,695	600	1,941	6,236	0.5507%
Egypt	2016	650.5	0.6748%	6,505	600	1,941	9,046	0.7989%
Ethiopia	2017	45.8	0.0475%	458	—	1,941	2,399	0.2119%
Finland	2016	310.3	0.3219%	3,103	600	1,941	5,644	0.4985%
France	2016	3,375.6	3.5015%	33,756	600	1,941	36,297	3.2056%
Germany	2015	4,484.2	4.6515%	44,842	600	1,941	47,383	4.1846%
Hungary	2017	100.0	0.1037%	1,000	—	1,941	2,941	0.2597%
Iceland	2016	17.6	0.0183%	176	600	1,941	2,717	0.2400%
Ireland	2017	131.3	0.1362%	1,313	—	1,941	3,254	0.2874%
Italy	2016	2,571.8	2.6677%	25,718	600	1,941	28,259	2.4957%
Luxembourg	2015	69.7	0.0723%	697	600	1,941	3,238	0.2860%
Madagascar	2018	5.0	0.0052%	50	—	1,941	1,991	0.1758%
Malta	2016	13.6	0.0141%	136	600	1,941	2,677	0.2364%
Netherlands	2015	1,031.3	1.0698%	10,313	600	1,941	12,854	1.1352%
Norway	2015	550.6	0.5711%	5,506	600	1,941	8,047	0.7107%
Poland	2016	831.8	0.8628%	8,318	600	1,941	10,859	0.9590%
Portugal	2017	65.0	0.0674%	650	600	1,941	3,191	0.2818%
Romania	2018	153.0	0.1587%	1,530	—	1,941	3,471	0.3065%
Spain	2017	1,761.5	1.8272%	17,615	600	1,941	20,156	1.7801%
Sudan	2018	59.0	0.0612%	590	—	1,941	2,531	0.2235%
Sweden	2016	630.0	0.6535%	6,300	600	1,941	8,841	0.7808%
Switzerland	2016	706.4	0.7328%	7,064	600	1,941	9,605	0.8483%
United Kingdom	2015	3,054.7	3.1687%	30,547	600	1,941	33,088	2.9222%

Total Non-Regional		22,548.5	23.3896%	225,485	10,800	50,466	286,751	25.3245%

Grand Total		96,403.8	100.0000%	964,038	32,400	135,870	1,132,308	100.0000%

As shown in the table above, China holds the largest percentage of voting power, with 26.5250% of the total as of the date of this Prospectus. Because Super Majority Votes require in part the affirmative vote of Governors representing not less than three-fourths of the total voting power of AIIB’s members, any member with over 25% of AIIB’s total voting power could effectively prevent actions requiring a Super Majority Vote from occurring. See “Governance and Administration – Board of Governors” for further information on the types of measures that require a Super Majority Vote.

Withdrawal and Suspension

Pursuant to Article 37 of the Articles of Agreement, any member may withdraw from the Bank at any time by delivering a notice to the Bank, and such withdrawal will become effective (and the withdrawing member’s membership will cease) on the date specified in the notice but no sooner than six months after the date that notice is received by the Bank. At any time before the withdrawal becomes effective, the member may cancel its notice of intention to withdraw. A withdrawing member remains liable for all direct and contingent obligations to the Bank to which it was subject as of the date of delivery of the withdrawal notice. At the time membership ceases, the Bank shall arrange for the repurchase of the withdrawing member’s shares by the Bank as a part of the settlement of accounts with such member.

Pursuant to Article 38 of the Article of Agreement, if a member fails to fulfill any of its obligations to the Bank, the Board of Governors may suspend such member by a Super Majority Vote. See “Governance and Administration – Board of Governors”. A suspended member shall automatically cease to be a member one year from the date of its suspension, unless the Board of Governors decides by a Super Majority Vote to restore the member to good standing. While under suspension, a member shall not be entitled to exercise any rights under the Articles of Agreement, except the right of withdrawal, but shall remain subject to all its obligations.

Reserves

Pursuant to Article 18(1) of the Articles of Agreement, the Board of Governors shall determine at least annually what part of the net income of AIIB shall be allocated, after making provision for reserves, to retained earnings or other purposes and what part, if any, shall be distributed to the members.

Relationship with Other International Financial Institutions

In the interest of partnership and cooperation, the Bank signed Memoranda of Understanding with several international financial institutions, including ADB, the European Bank for Reconstruction and Development (“EBRD”), the European Investment Bank, the New Development Bank, the World Bank, the International Development Association (“IDA”), the International Finance Corporation (“IFC”), the Multilateral Investment Guarantee Agency, the Inter-American Development Bank, the Inter-American Investment Corporation, the African Development Bank (“AfDB”), the African Development Fund, and the Islamic Development Bank Group. The Bank has also entered into a Co-Financing Framework Agreement with IBRD and IDA, an International Swaps and Derivatives Association Master Agreement with IFC, and a Joint Declaration with the International Solar Alliance for the Promotion of Solar Energy Globally.

USE OF PROCEEDS

The net proceeds from the sale of the Notes will be used in the general operations of AIIB, which are to foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors. Such investments, which may consist of loans, guarantees, equity investments or other types of financing, are subject to AIIB’s operational and financial policies, including policies addressing environmental and social sustainability, as documented in AIIB’s Environmental and Social Framework (the “ESF Framework”). Pending their application to such investments, the net proceeds from the sale of the Notes will be invested as part of AIIB’s liquid assets portfolio.

CAPITALIZATION

The following table sets forth AIIB’s capitalization as of September 30, 2018 and December 31, 2017 and does not give effect to any transaction since September 30, 2018. There have been no material changes to the capitalization of the Bank since September 30, 2018. As of the date of this Prospectus, the Bank has no significant long-term indebtedness.

	As of September 30, 2018	As of December 31, 2017
	(unaudited)	(audited)
	(in thousands of US$)
Members’ equity
Paid-in capital	19,237,400	19,000,300
Reserve for accretion of paid-in capital receivables	(89,994)	(160,444)
Retained earnings	218,699	119,163

Total members’ equity	19,366,105	18,959,019

SELECTED FINANCIAL INFORMATION

The financial information included herein as of and for the years ended December 31, 2017 and December 31, 2016 (beginning on January 16, 2016, the date of commencement of AIIB’s operations) is derived from AIIB’s audited financial statements for the year ended December 31, 2017, including the notes thereto (the “2017 Audited Financial Statements”), which were audited by AIIB’s independent auditor PricewaterhouseCoopers. The 2017 Audited Financial Statements, including the independent auditor’s report issued by PricewaterhouseCoopers in respect thereof, have been included herein beginning on page F-2 of this Prospectus. AIIB’s audited financial statements for the year ended December 31, 2016 (beginning on January 16, 2016, the date of commencement of AIIB’s operations), including the notes thereto (the “2016 Audited Financial Statements,” and together with the 2017 Audited Financial Statements, the “Audited Financial Statements”), including the independent auditor’s report issued by PricewaterhouseCoopers in respect thereof, have been included herein beginning on page F-48 of this Prospectus. AIIB’s Audited Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The 2017 Audited Financial Statements give a true and fair view of the financial position of the Bank as of December 31, 2017, and of its results of operations and its cash flows for the year ended December 31, 2017 in accordance with IFRS.

The financial information included herein as of and for the nine-month periods ended September 30, 2018 and September 30, 2017 is derived from AIIB’s unaudited interim condensed financial statements for the nine months ended September 30, 2018, including the notes thereto (the “Interim Financial Statements”), which have been included herein beginning on page S-1 of this Prospectus. The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The results of the nine-month period ended September 30, 2018 are not necessarily indicative of results to be expected for the full year 2018.

The Bank is currently implementing internal controls over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and expects to provide an attestation report issued by its external auditors on the Bank’s internal control over financial reporting beginning with its audited financial statements for the year ended December 31, 2019.

The selected financial information should be read in conjunction with the Audited Financial Statements, the Interim Financial Statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Prospectus.

	Nine Months ended September 30,		Year ended December 31,
	2018	2017	2017	2016
				(beginning on January 16, 2016, the date of commencement of AIIB’s operations)
	(in thousands of US$)
Selected Profit and Loss Information
Interest income	176,378	86,932	124,193	23,455
Interest expense	—	—	—	—

Net interest income	176,378	86,932	124,193	23,455
Net fee and commission expense	(803)	(733)	(866)	(70)
Net gain on investment at fair value through profit or loss	35,822	46,063	53,783	14,873
Impairment provision	(51,487)	(4,163)	(9,088)	(277)
General and administrative expenses	(60,387)	(37,327)	(56,098)	(30,658)
Net foreign exchange loss	13	(40)	(58)	(26)

Operating profit for the period	99,536	90,732	111,866	7,297
Accretion of paid-in capital receivables	82,733	110,419	140,442	160,063

Net profit for the period	182,269	201,151	252,308	167,360
Other comprehensive income	—	—	—	—
Total comprehensive income	182,269	201,151	252,308	167,360

	As of September 30,	As of December 31,
	2018	2017	2016
	(in thousands of US$)
Selected Balance Sheet Information
Total assets	19,424,691	18,972,606	17,795,367
Total liabilities	58,586	13,587	5,538
Total members’ equity	19,366,105	18,959,019	17,789,829

Total liabilities and members’ equity	19,424,691	18,972,606	17,795,367

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Audited Financial Statements beginning on page F-2 of this Prospectus and the Interim Financial Statements beginning on page S-1 of this Prospectus.

Overview

AIIB is an MDB with a mission to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, China.

The Bank has identified three thematic priorities:

•	Sustainable Infrastructure: Promoting green infrastructure and supporting countries to meet their environmental and development goals.

•

Cross-country Connectivity: Prioritizing cross-border infrastructure, ranging from roads and rail, to ports, energy pipelines and telecoms across Central Asia, and the maritime routes in South East and South Asia, and the Middle East, and beyond.

•	Private Capital Mobilization: Devising innovative solutions that catalyze private capital, in partnership with other MDBs, governments, private financiers and other partners.

Critical Accounting Policies

AIIB’s financial statements are prepared in accordance with IFRS. The financial year of the Bank begins on January 1 and ends on December 31 of each year. For the year in which the Bank commenced operations, the financial year began on January 16, 2016, the date the Bank commenced operations, and ended on December 31, 2016.

The Bank has adopted all of the IFRS standards and interpretations effective for annual periods beginning on January 1, 2016. In addition, the Bank has adopted IFRS 9 Financial Instruments (full version issued in July 2014 and mandatorily effective on January 1, 2018), IFRS 15 Revenue from Contracts with Customers (mandatorily effective on January 1, 2018) and IFRS 16 Leases (mandatorily effective on January 1, 2019) from the commencement of AIIB’s operations. AIIB’s financial statements are prepared under the historical cost convention, except for those financial assets measured at fair value. The financial statements are prepared on a going concern basis. AIIB’s functional and presentation currency is the U.S. dollar.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in its process of applying the Bank’s policies. The areas involving a higher degree of judgement or complexity, or areas where judgements or estimates are significant to the financial statements are disclosed in Note B to the 2017 Audited Financial Statements.

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on term deposits and (ii) interest earned on loan investments, including the amortization of front-end fees, commitment fees and other costs related to loan origination.

Nine Months Ended September 30, 2018 and 2017. AIIB’s interest income increased to US$176.4 million for the nine months ended September 30, 2018 from US$86.9 million for the nine months ended September 30, 2017 due to an increase in term deposit balances and loan investments. Interest income from cash and deposits increased to US$151.6 million for the nine months ended September 30, 2018 from US$80.2 million for the nine months ended September 30, 2017. Interest income from loan investments increased to US$24.8 million for the nine months ended September 30, 2018 from US$6.7 million for the nine months ended September 30, 2017.

Years Ended December 31, 2017 and 2016. AIIB’s interest income increased to US$124.2 million for the year ended December 31, 2017 from US$23.5 million for the year ended December 31, 2016 (beginning on January 16, 2016) mainly due to an increase in term deposit balances. Interest income from cash and deposits increased to US$112.4 million for the year ended December 31, 2017 from US$23.4 million for the year ended December 31, 2016 (beginning on January 16, 2016). Interest income from loan investments increased to US$11.8 million for the year ended December 31, 2017 from less than US$0.1 million for the year ended December 31, 2016 (beginning on January 16, 2016).

Interest Expense

Nine Months Ended September 30, 2018 and 2017. AIIB’s interest expense was nil for the nine-month periods ended September 30, 2018 and 2017.

Years Ended December 31, 2017 and 2016. AIIB’s interest expense was nil for the year ended December 31, 2017 and the year ended December 31, 2016 (beginning on January 16, 2016).

Net Interest Income

Net interest income is interest income less interest expense.

Nine Months Ended September 30, 2018 and 2017. For the reasons set forth above, AIIB’s net interest income increased to US$176.4 million for the nine months ended September 30, 2018 from US$86.9 million for the nine months ended September 30, 2017.

Years Ended December 31, 2017 and 2016. For the reasons set forth above, AIIB’s net interest income increased to US$124.2 million for the year ended December 31, 2017 from US$23.5 million for the year ended December 31, 2016 (beginning on January 16, 2016).

Net Fee and Commission Expense

Net fee and commission expense consists of (i) co-financing service fees paid in respect of co-financing arrangements, less (ii) fees earned from administering the Special Fund and (iii) loan service (i.e., supervision) fees charged to borrowers. See “Asian Infrastructure Investment Bank – Relationship with Other International Financial Institutions.”

Nine Months Ended September 30, 2018 and 2017. AIIB’s net fee and commission expense increased to US$0.8 million for the nine months ended September 30, 2018 from US$0.7 million for the nine months ended September 30, 2017 mainly due to an increase in co-financing service fees. The increase in co-financing service fees was the result of an increase in loan commitments made pursuant to co-financing arrangements with other international financial institutions.

Years Ended December 31, 2017 and 2016. AIIB’s net fee and commission expense increased to US$0.9 million for the year ended December 31, 2017 from US$0.1 million for the year ended December 31, 2016 (beginning on January 16, 2016) mainly due to an increase in co-financing service fees to US$1.0 million from US$0.2 million. The increase in co-financing service fees was the result of an increase in loan commitments made pursuant to co-financing arrangements with other international financial institutions.

Net Gain on Investments at Fair Value through Profit or Loss

Net gain on investments at fair value through profit or loss is the fair value gain of AIIB’s investments in a trust fund with the World Bank (the “Trust Fund”), the Emerging Asia private equity limited partnership fund (in which AIIB invests as a limited partner) and other fund investments made by AIIB. See “– Balance Sheet – Assets.”

Nine Months Ended September 30, 2018 and 2017. AIIB’s net gain on investments at fair value through profit or loss decreased to US$35.8 million for the nine months ended September 30, 2018 from US$46.1 million for the nine months ended September 30, 2017, mainly due to lower yields in the Trust Fund.

Years Ended December 31, 2017 and 2016. AIIB’s net gain on investments at fair value through profit or loss increased to US$53.8 million for the year ended December 31, 2017 from US$14.9 million for the year ended December 31, 2016 (beginning on January 16, 2016) mainly due to the fair value gain of AIIB’s investments in the Trust Fund.

Impairment Provision

As required by IFRS 9, AIIB uses an expected credit loss (“ECL”) model to estimate credit loss on financial assets, such as loan disbursements, and on other instruments, such as undrawn loan commitments. AIIB recognizes an ECL allowance at each reporting date and recognizes as an impairment loss or the reversal of an impairment loss (i.e., an impairment provision) the change in ECL allowance between such reporting date and the previous reporting date. See “Operations of AIIB – Quality of Loan Portfolio,” “Risk Management – Risk Types – Financing Credit Risk” and Notes B.3.3.4, B4.1 and D3 to the 2017 Audited Financial Statements for further discussion on the Bank’s credit quality analysis.

Nine Months Ended September 30, 2018 and 2017. AIIB’s impairment provision was US$51.5 million for the nine months ended September 30, 2018, compared to US$4.2 million for the nine months ended September 30, 2017 mainly due to the downgrade in the internal ratings of certain sovereign borrowers. See “Operations of AIIB – Quality of Loan Portfolio.”

Years Ended December 31, 2017 and 2016. AIIB’s impairment provision increased to US$9.1 million for the year ended December 31, 2017 from US$0.3 million for the year ended December 31, 2016 (beginning on January 16, 2016) mainly due to the increase in the Bank’s loan commitments and disbursements.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to

AIIB’s defined contribution (i.e., retirement) plan, (ii) professional service expenses, (iii) IT services, (iv) facilities and administration expenses, (v) traveling expenses and (vi) other expenses.

Nine Months Ended September 30, 2018 and 2017. AIIB’s general and administrative expenses increased to US$60.4 million for the nine months ended September 30, 2018 from US$37.3 million for the nine months ended September 30, 2017 mainly due to (i) an increase in staff costs to US$28.7 million for the nine months ended September 30, 2018 from US$18.9 million for the nine months ended September 30, 2017 and (ii) an increase in professional service expenses to US$12.9 million for the nine months ended September 30, 2018 from US$6.0 million for the nine months ended September 30, 2017. The increases in staff costs and professional service expenses were mainly due to the ramp-up of AIIB’s organizational activities and operations, including an increase in employee headcount.

Years Ended December 31, 2017 and 2016. AIIB’s general and administrative expenses increased to US$56.1 million for the year ended December 31, 2017 from US$30.7 million for the year ended December 31, 2016 (beginning on January 16, 2016) mainly due to (i) an increase in staff costs to US$25.2 million for the year ended December 31, 2017 from US$12.2 million for the year ended December 31, 2016 (beginning on January 16, 2016) and (ii) an increase in professional service expenses to US$12.6 million for the year ended December 31, 2017 from US$6.7 million for the year ended December 31, 2016 (beginning on January 16, 2016). The increases in staff costs and professional service expenses were mainly due to the ramp-up of AIIB’s organizational activities and operations, including an increase in employee headcount.

Operating Profit

Nine Months Ended September 30, 2018 and 2017. Mainly for the reasons set forth above, AIIB’s operating profit increased to US$99.5 million for the nine months ended September 30, 2018 from US$90.7 million for the nine months ended September 30, 2017.

Years Ended December 31, 2017 and 2016. Mainly for the reasons set forth above, AIIB’s operating profit increased to US$111.9 million for the year ended December 31, 2017 from US$7.3 million for the year ended December 31, 2016 (beginning on January 16, 2016).

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. See “Asian Infrastructure Investment Bank – Membership, Capital Structure and Reserves – Capital Structure.” These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Nine Months Ended September 30, 2018 and 2017. AIIB’s accretion of paid-in capital receivables equaled US$82.7 million for the nine months ended September 30, 2018 and US$110.4 million for the nine months ended September 30, 2017.

Years Ended December 31, 2017 and 2016. AIIB’s accretion of paid-in capital receivables equaled US$140.4 million for the year ended December 31, 2017 and US$160.1 million for the year ended December 31, 2016 (beginning on January 16, 2016).

Total comprehensive income

Nine Months Ended September 30, 2018 and 2017. Mainly for the reasons set forth above, AIIB’s total comprehensive income decreased to US$182.3 million for the nine months ended September 30, 2017 from US$201.2 million for the nine months ended September 30, 2017.

Years Ended December 31, 2017 and 2016. Mainly for the reasons set forth above, AIIB’s total comprehensive income increased to US$252.3 million for the year ended December 31, 2017 from US$167.4 million for the year ended December 31, 2016 (beginning on January 16, 2016).

Balance Sheet

Assets

Total assets mainly consist of (i) paid-in capital receivables, (ii) term deposits, (iii) investments at fair value through profit or loss, (iv) cash and cash equivalents, (v) loan investments at amortized cost and (vi) funds deposited for co-financing arrangements.

During the periods under review, investments at fair value through profit or loss included the funds that the Bank had placed in the Trust Fund. These funds were, in turn, reinvested by the Trust Fund counterparty in a larger collective pool of investments in accordance with the investment mandate for the entire pool. The counterparty made allocations within the investment pool subject to a framework agreement between the Bank and the counterparty to create a model portfolio exposure. Permitted holdings within the investment pool consist of local currency sovereign instruments; foreign currency instruments of sovereign entities, agencies, other official entities and multilateral institutions rated at least AA-; corporate and ABS instruments rated AAA; and deposits with banks rated at least A-. As of September 30, 2018, the fair value of the Trust Fund was approximately US$3,272.0 million. The Trust Fund is expected to be closed, with all outstanding balances to be returned to the Bank, by the end of January 2019.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value. See “Risk Management – Risk Types – Liquidity Risks” for further discussion on the Bank’s liquidity.

As of September 30, 2018 and December 31, 2017. As of September 30, 2018, AIIB’s total assets were US$19,424.7 million, compared to total assets of US$18,972.6 million as of December 31, 2017. This increase resulted primarily from an increase of US$1,670.0 million in term deposits and an increase of US$375.6 million in loan investments at amortized cost, partially offset by a decrease of US$1,594.0 million in paid-in capital receivables (reflecting the continuing payment of members’ paid-in capital contributions).

As of December 31, 2017 and 2016. As of December 31, 2017, AIIB’s total assets were US$18,972.6 million, compared to total assets of US$17,795.4 million as of December 31, 2016. This increase resulted primarily from an increase of US$3,593.7 million in term deposits and an increase of US$763.7 million in loan investments at amortized cost, partially offset by a decrease of US$3,058.3 million in paid-in capital receivables (reflecting the continuing payment of members’ paid-in capital contributions).

Liabilities

Total liabilities mainly consist of accrued expenses, provisions related to ECL on loan commitments and staff costs payable.

As of September 30, 2018 and December 31, 2017. As of September 30, 2018, AIIB’s total liabilities were US$58.6 million, compared to total liabilities of US$13.6 million as of December 31, 2017. This increase resulted primarily from a provision of US$48.2 million that the Bank has taken in respect of an ECL allowance due mainly to the downgrade in the internal ratings of certain sovereign borrowers. See “Operations of AIIB – Quality of Loan Portfolio.”

As of December 31, 2017 and 2016. As of December 31, 2017, AIIB’s total liabilities were US$13.6 million, compared to total liabilities of US$5.5 million as of December 31, 2016. This increase resulted primarily from a provision of US$4.1 million that the Bank has taken in respect of ECL on loan commitments, an increase of US$3.0 million in accrued expenses and an increase of US$0.8 million in staff costs payable.

Members’ Equity

Members’ equity consists of (i) paid-in capital, (ii) reserves for accretion of paid-in capital receivables and (iii) retained earnings.

As of September 30, 2018 and December 31, 2017. As of September 30, 2018, AIIB’s total members’ equity was US$19,366.1 million, compared to total members’ equity of US$18,959.0 million as of December 31, 2017. This increase resulted primarily from an increase in paid-in capital and in retained earnings.

As of December 31, 2017 and 2016. As of December 31, 2017, AIIB’s total members’ equity was US$18,959.0 million, compared to total members’ equity of US$17,789.8 million as of December 31, 2016. This increase resulted primarily from the increase in paid-in capital.

Asset Quality

As of December 31, 2018, no AIIB assets were categorized as overdue, restructured trouble debt, in non-accrual status or written off. See “Operations of AIIB – Quality of Loan Portfolio,” “Risk Management – Risk Types – Financing Credit Risk” and Note D to the 2017 Audited Financial Statements for further discussion on the Bank’s asset quality.

Debt Record

A non-interest bearing start-up budget loan facility of US$8.3 million to fund AIIB’s initial organizational activities was provided to AIIB by the Ministry of Finance of China. All amounts owed under this facility were repaid on April 1, 2016. AIIB has never defaulted on the payment of principal of, or premium or interest on, any debt obligation.

External Auditor Work Papers

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of the Bank’s auditor. The Rule 102(e) proceedings initiated by the SEC, which have since been stayed pursuant to an agreement between the accounting firms and the SEC, related to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under Chinese law, including specific directives issued by the Chinese Securities Regulatory Commission. The issues raised by the proceedings are not specific to the Chinese affiliate of the Bank’s auditor, but potentially affect equally all Public Company Accounting

Oversight Board-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities registered with the SEC. In addition, auditors based outside of China are subject to similar restrictions under Chinese law in respect of audit work that is carried out in China which supports the audit opinions issued on financial statements of entities with substantial China operations.

To address the potential difficulties in obtaining audit work papers, the Bank has engaged with the authorities of China, its host country, and received assurances from the Ministry of Finance of China that the authorities of China would not prevent the release of the Bank’s external auditor work papers pertaining to the Bank if the SEC were to request them during the course of an SEC investigation.

Related Party Transactions

Parties are generally considered to be related if the parties are under common control, or one party has the ability to control the other party or can exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely to the legal form. In accordance with Article 5 of the Headquarters Agreement entered into between the government of China (the “Government”) and the Bank on January 16, 2016, the Government provides a permanent office building and temporary office accommodation to the Bank, free of charge. For additional information with respect to AIIB’s related party transactions, see Note C14 to the 2017 Audited Financial Statements.

OPERATIONS OF AIIB

AIIB’s mission is to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment.

The Bank has identified three thematic priorities:

•	Sustainable Infrastructure: Promoting green infrastructure and supporting countries to meet their environmental and development goals.

•

Cross-country Connectivity: Prioritizing cross-border infrastructure, ranging from roads and rail, to ports, energy pipelines and telecoms across Central Asia, and the maritime routes in South East and South Asia, and the Middle East, and beyond.

•	Private Capital Mobilization: Devising innovative solutions that catalyze private capital, in partnership with other MDBs, governments, private financiers and other partners.

The Bank’s policies are designed to ensure there is a direct link between the Bank’s mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. For example, the Bank has approved an ESF Framework, which, consistent with the United Nations’ Sustainable Development Goals and the practices of peer MDBs, recognizes the need to address the three dimensions of sustainable development – economic, social and environmental – in a balanced and integrated manner. See “– Key Operational Policies, Strategies and Frameworks – Environmental and Social Framework.”

Ordinary Resources and Special Fund Resources

Operations of the Bank consist of ordinary operations financed from ordinary resources (“Ordinary Resources”) and special operations financed from special fund resources (“Special Fund Resources”).

Ordinary Resources include (i) the authorized capital stock of the Bank, comprising paid-in and callable shares of its members, (ii) funds raised by the Bank through borrowing or other means, (iii) funds received in the repayment of loans and guarantees, as returns on equity investments or from other types of financing as may be determined by the Board of Governors, (iv) income derived from loans or guarantees made from the above-mentioned funds and (v) any other funds or income received from the Bank which are not Special Fund Resources.

Special Fund Resources are (i) funds accepted by the Bank for inclusion in any special fund (a “Special Fund”), (ii) funds received in respect of loans or guarantees and proceeds of any equity investments financed from the resources of a Special Fund, (iii) income derived from the investment of resources of a Special Fund and (iv) any other resources placed at the disposal of a Special Fund. Special Funds must serve the purpose and come within the functions of the Bank and may only be used under terms and conditions consistent with such. Ordinary Resources and Special Fund Resources may separately finance elements of the same project or program. The two types of resources, however, must be held, used, committed, invested or otherwise disposed of entirely separately from each other. In no circumstances may Ordinary Resources be charged with, or used to discharge, losses or liabilities arising out of Special Fund Resources. The Bank must adopt special rules and regulations for the establishment, administration and use of each Special Fund.

To date, the Bank has established one Special Fund: the AIIB Project Preparation Special Fund. See “– AIIB Project Preparation Special Fund.”

Financial Instruments

To implement the Bank’s purpose, the Bank may provide or facilitate financing to any member, or any agency, instrumentality or political subdivision of a member, or any entity operating in the territory of a member, as well as to international or regional agencies or entities concerned with economic development of Asia. In limited circumstances, and subject to a Super Majority Vote (see “Governance and Administration – Board of Governors”), the Bank may also provide assistance to other recipients, provided such assistance (i) serves the purpose and comes within the functions of the Bank and is in the interest of the Bank’s membership and (ii) is of a type of assistance that the Bank is permitted to provide pursuant to Article 11(2) of the Articles of Agreement.

The Bank may offer a range of financial products, including loans, equity investments and guarantees of loans for economic development (either as primary or secondary obligor). The Bank may also deploy Special Fund Resources (See “– Ordinary Resources and Special Fund Resources”), technical assistance and other types of financing as may be determined by the Board of Governors.

For the Bank to agree to provide financing, the project in question must meet a variety of conditions, including the following:

•	it must have clearly defined development objectives consistent with the Bank’s purpose that permit appropriate evaluation of the project’s impact;

•	it must provide for specific productive activities necessary to meet these development objectives;

•	alternative sources of finance, in particular private capital, must be unavailable for the project on terms and conditions that the Bank considers reasonable; and

•	it must be in compliance with all applicable Bank policies.

Sovereign-backed Financing

Sovereign-backed financing refers to the following:

•	a loan to, or guaranteed by, a member of AIIB; or

•	a guarantee that:

(i) covers debt service defaults under a loan that are caused by a government’s failure to meet a specific obligation in relation to a project or by a borrower’s failure to make a payment under the loan; and

(ii) is accompanied by a counter-guarantee and indemnity provided by the AIIB member in whose territory the relevant project is located, in connection with such guarantee.

Sovereign-backed financings are subject to terms and conditions that are uniform across all sovereign-backed borrowers.

For sovereign-backed loans, these terms and conditions include the following:

•	all loans are currently denominated in U.S. dollars;

•	pricing comprises the interest rate, front-end fee and commitment fee. For fixed-spread loans, the interest rate consists of a market-based reference rate and a fixed spread equal to a contractual lending spread, the Bank’s projected funding costs over the life of the loan and a market risk premium. For variable-spread loans, the interest rate consists of a market-based reference rate and a variable spread equal to a contractual lending spread and an actual funding cost margin. For both types of loans, depending on the maturity of the loan, a maturity premium may also be charged;

•	all loans must have a weighted average maturity of no more than 20 years and a final maturity of no more than 35 years; and

•	each loan that is not made to a member of the Bank must be secured by a guarantee from the relevant member.

Sovereign-backed guarantees include the following terms and conditions:

•	all guarantees are currently denominated in U.S. dollars;

•	all guarantees must have a weighted average maturity of no more than 20 years and a final maturity of no more than 35 years (unless the Board of Directors determines otherwise);

•

pricing consists of three fees: (i) a standby (i.e., commitment) fee, (ii) a guarantee fee equal to the contractual lending spread and, if applicable, a maturity premium and (iii) a front-end fee charged based on the maximum amount of the guarantee;

•	the Bank may also charge a processing charge, as appropriate, to cover its internal and external processing costs; and

•

the member in whose territory the project is located or for whose benefit the guarantee is made is required to indemnify the Bank for any payments the Bank makes under the guarantee and for all liabilities and expenses the Bank incurs in connection with the guarantee.

The Bank may make an advance (a “Preparation Advance”) to finance preparatory activities for a project to be supported by a sovereign-backed financing. A Preparation Advance is made only when there is a strong probability that the financing for which it is granted will be extended. Granting a Preparation Advance does not obligate the Bank to finance or otherwise support the project in question. The maximum aggregate principal amount of all approved Preparation Advances for any given project may not exceed the lesser of: (i) 10% of the total estimated amount of financing for the project or (ii) US$10.0 million equivalent. The President decides whether to approve each Preparation Advance.

Non-sovereign-backed Financing

Non-sovereign-backed financing means any financing to, or for the benefit of, a private enterprise or a sub-sovereign entity (such as a political or administrative sub-division of an AIIB member or a public sector entity) that is not backed by a guarantee or counter-guarantee and indemnity provided by a member to the Bank.

Non-sovereign-backed financings may take the form of loans, guarantees, credit lines to financial intermediaries, direct equity investments or indirect equity investments. The Bank may finance out of its own funds no more than 35% of the project’s value (including interest during construction). On an exceptional basis, if co-financing is unavailable, the Board of Directors may decide to approve a higher level of financing for the project.

Non-sovereign-backed financings are subject to terms and conditions that are set in accordance with market-based principles. Pricing is based on several factors, including (i) the intrinsic and macroeconomic risks of the project, (ii) the cost of funds to the Bank and (iii) the need to earn an appropriate return on the Bank’s capital, including on funds invested in direct and indirect equity of private entities.

The Bank may offer a range of options and features to meet the specific needs of the project.

Non-sovereign-backed loans and guarantees; credit lines to financial intermediaries

Non-sovereign-backed loans may be offered on a limited recourse basis, backed only by the existing and future cash flows and assets of the beneficiary of the project. The Bank may also extend non-sovereign-backed loans with the credit support of a third party; for example, the Bank may have recourse to designated assets or the balance sheet of the sponsor of the project or to a bank guarantee. Non-sovereign-backed loans are typically extended as senior loans and may require certain credit enhancements, such as guarantees or security arrangements. Subject to appropriate pricing, the Bank may also extend loans that are subordinated to the prior payment of other debt of the beneficiary of the project or subordinated in repayment in the event of the beneficiary’s bankruptcy. The Bank may provide non-sovereign-backed loans in the form of loan participations or loan syndications. In a loan participation, while remaining the lender of record for the full amount of the loan, the Bank transfers full commercial and business risk with respect to a part of the amount to other lenders, allowing them to partially finance the loan. In a loan syndication, the Bank joins a syndicate of commercial banks, whereby the Bank and other members of the syndicate undertake to lend specified portions of the total loan amount. The Bank may also offer non-sovereign-backed guarantees against default regardless of the cause or against default arising from specified events.

Non-sovereign-backed loans and guarantees are denominated in U.S. dollars (although the Bank may in the future issue loans and guarantees in local currencies). The Bank charges front-end fees, commitment fees (or standby fees in respect of guarantees) and fees for appraisal, prepayment, syndication or activities and services related to the financing (or guarantee fees in respect of guarantees), all typically at prevailing market rates. Unless the Board of Directors determines otherwise, the final maturity of a non-sovereign-backed loan must not exceed 18 years.

The Bank may also extend credit lines to financial intermediaries for on-lending in respect of projects that otherwise meet the Bank’s eligibility requirements for direct financings. In these cases, the Bank’s recourse is typically to the balance sheet of the financial intermediary, but the Bank may also require an assignment, by way of security, of the sub-loans granted by the financial intermediary.

Equity Investments

The Bank may make direct equity investments in private- or public-sector companies. It may invest either in a new enterprise or an existing enterprise. The investment may take a variety of forms, including subscriptions to ordinary shares or preference shares (or a combination of both).

The Bank’s investment may generally not exceed 30% of the company’s ownership holdings. In exceptional circumstances, the Board may decide to approve a higher, but not controlling, share or (if the Bank’s investment is in jeopardy) the Bank may take control of the company in order to safeguard its investment.

The Bank may also selectively make equity investments through financial intermediaries, such as equity funds, choosing those managed by professional managers with relevant track records and remuneration arrangements in line with market practices.

In both direct and indirect equity investments, the Bank seeks credible exit strategies.

Financing Portfolio

As of September 30, 2018, the Bank had 32 Board of Directors-approved financings (including 28 loans, three investments in funds and one equity financing).

As of September 30, 2018, the loans totaled US$3,341.0 million in committed amounts and US$1,161.5 million in disbursed amounts. Committed amounts are amounts the Bank has approved and committed to provide pursuant to legally-binding documentation, but has not yet disbursed. For sovereign-backed loans, these amounts are further limited to financings for which all conditions precedent required for disbursement have been satisfied. Disbursed amounts represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of the loans, 23 are sovereign-backed and 5 are non-sovereign-backed loans; 19 are co-financings and 9 are stand-alone financings. See “ – Approved Financings – Loans.”

As of September 30, 2018, two investments in funds had a total fair value of US$24.0 million, including US$23.5 million in respect of the IFC Emerging Asia Fund, and US$0.5 million in respect of the India Infrastructure Fund. The Board of Directors approved the investment of US$100.0 million in a third fund, the National Investment and Infrastructure Fund (the “NIIF”). The committed amount of this latter investment is subject to the entry into legally-binding documentation. See “ – Approved Financings – Investments in Funds.”

The Board of Directors approved an equity financing of US$50.0 million. The committed amount of this investment is subject to the entry into legally-binding documentation.

In December 2018, the Board of Directors approved three additional financings, including two loans totaling US$648.4 million in approved amounts and one investment in fixed-income securities with an approved amount of US$500.0 million.

Geographic Distribution of Loans

The following table sets forth AIIB’s loan portfolio classified by geographic distribution:

	As of September 30, 2018		As of December 31, 2017		As of December 31, 2016
	Amount (in millions of US$) (1)	As a percentage of total loan portfolio	Amount (in millions of US$) (1)	As a percentage of total loan portfolio	Amount (in millions of US$) (1)	As a percentage of total loan portfolio
Committed Amounts
Central Asia	82.5	2%	27.4	1%	27.4	8%
Eastern Asia	200.0	6%	—	0%	—	0%
South-Eastern Asia	840.4	25%	422.5	22%	216.5	65%
Southern Asia	1,065.5	32%	1,013.7	52%	90.4	27%
Western Asia	1,024.4	31%	336.9	17%	—	0%

Total Regional	3,212.7	96%	1,800.5	92%	334.3	100%
Total Non-Regional	128.3	4%	147.0	8%	—	0%

Total Committed	3,341.0	100%	1,947.5	100%	334.3	100%

Disbursed Amounts
Central Asia	5.0	0%	0.1	0%	0.1	1%
Eastern Asia	46.7	4%	—	0%	—	0%
South-Eastern Asia	78.1	7%	38.5	5%	—	0%
Southern Asia	333.6	29%	98.5	13%	9.7	99%
Western Asia	682.9	59%	641.4	82%	—	0%

Total Regional	1,146.3	99%	778.5	100%	9.8	100%
Total Non-Regional	15.2	1%	0.0	0%	—	0%

Total Disbursed	1,161.5	100%	778.5	100%	9.8	100%

Note:

(1)	The amounts indicated for a particular geographic location include both sovereign and non-sovereign-backed loans.

Loans by Sector

The following table sets forth AIIB’s loan portfolio by sector:

	As of September 30, 2018		As of December 31, 2017		As of December 31, 2016
	Amount (in millions of US$) (1)	As a percentage of total loan portfolio	Amount (in millions of US$) (1)	As a percentage of total loan portfolio	Amount (in millions of US$) (1)	As a percentage of total loan portfolio
Committed Amounts
Energy	1,695.7	51%	778.3	40%	—	0%
Finance	—	0%	—	0%	—	0%
ICT (2)/others	125.2	4%	—	0%	—	0%
Transport	680.3	20%	751.5	39%	117.8	35%
Urban	261.3	8%	296.3	15%	216.5	65%
Water	578.5	17%	121.4	6%	—	0%

Total Committed	3,341.0	100%	1,947.5	100%	334.3	100%

Disbursed Amounts
Energy	810.3	70%	672.5	86%	—	0%
Finance	—	0%	—	0%	—	0%
ICT (2)/others	0.0	0%	—	0%	—	0%
Transport	292.9	25%	83.0	11%	9.8	100%
Urban	54.3	5%	19.7	3%	—	0%
Water	4.0	0%	3.3	0%	—	0%

Total Disbursed	1,161.5	100%	778.5	100%	9.8	100%

Notes:

(1)	The amounts set forth in this table include both sovereign and non-sovereign-backed loans.
(2)	ICT means the information, communication and technology sector.

Loan Maturity

As of September 30, 2018, based on final repayment date of the loans, none of AIIB’s disbursed and committed loans is scheduled to mature through 2022, US$1,267.5 million is scheduled to mature in 2023-2033 and US$3,235.0 million is scheduled to mature from 2034 onwards.

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans (including both committed and disbursed amounts) to AIIB’s 10 largest borrowers (including both sovereign-backed and non-sovereign-backed borrowers) as of September 30, 2018:

Borrower	Amount (in millions of US$)	As a percentage of total loan portfolio
Ministry of Finance of Indonesia	690.5	15%
Ministry of Finance of India	627.7	14%
Southern Gas Corridor Closed Joint Stock Company of Azerbaijan	606.1	13%
Boru Hatları ile Petrol Taşıma A.Ş. (BOTAŞ) of Turkey	598.5	13%
Ministry of Finance of Pakistan	398.8	9%
Special Economic Zone Authority of DUQM of Oman	263.7	6%
Beijing Gas Group Company Limited of China	246.7	5%
Ministry of Finance of Bangladesh	224.5	5%
Ministry of Finance of the Philippines	207.6	5%
Oman Broadband Company SAOC of Oman	125.2	3%

Approved Financings

Set out below are descriptions of all the Bank’s approved financings as of December 31, 2018:

Loans

Azerbaijan

•

Trans-Anatolian Natural Gas Pipeline – The Board of Directors approved US$600.0 million of financing, with additional funds being provided by the World Bank (US$800.0 million), other international financial institutions (US$2.1 billion) and other financing sources (US$5.1 billion). The project is an 1,850 km pipeline system running across Turkey to transport 16 billion cubic meters per year of natural gas produced at the Shah Deniz 2 field in Azerbaijan for consumption in Turkey and the South Eastern European market. The financing for this project was approved by the Board of Directors on December 21, 2016.

Bangladesh

•

Bhola Independent Power Producer – The Board of Directors approved US$60.0 million of financing. The project is to increase power generation capacity in Bangladesh by approximately 1,300 gigawatt hours annually. The financing for this project was approved by the Board of Directors on February 9, 2018.

•

Distribution System Upgrade and Expansion – The Board of Directors approved US$165.0 million of financing, with a total project cost of US$262.3 million. The project is to upgrade two grid substations and convert 85 kilometers of overhead distribution lines into underground cables in north Dhaka. The financing for this project was approved by the Board of Directors on June 24, 2016.

•

Natural Gas Infrastructure and Efficiency Improvement Project – The Board of Directors approved US$60.0 million of financing. The project is to improve efficiency in gas production in Titas Gas Field and expand gas transmission pipeline capacity between Chittagong and

Bakhrabad. The financing for this project was approved by the Board of Directors on March 22, 2017.

China

•

Beijing Air Quality Improvement and Coal Replacement Project – The Board of Directors approved US$250.0 million of financing. The project is for the construction of natural gas distribution networks in around 510 rural villages of Beijing, including the installation of low-pressure village gas pipelines, household connections and household gas consumption meters. The financing for this project was approved by the Board of Directors on December 8, 2017.

Egypt

•

Egypt Round II Solar PV Feed-in Tariffs Program – The Board of Directors approved US$210.0 million of financing, with additional funds to be provided by other lenders, including the IFC and the AfDB. Total project cost is expected to be up to a maximum of US$755.0 million. The project is to (i) increase Egypt’s generation capacity by exploiting its vast renewable energy potential and help the country to meet its power demand and (ii) reduce the dependence on gas and fuel for electricity generation and move to a more balanced and environmentally sustainable energy mix. This project consists of 11 greenfield solar power plants with an aggregate capacity of 490 MWac. The financing for this project was approved by the Board of Directors on September 4, 2017.

•

Sustainable Rural Sanitation Services Program – The Board of Directors approved US$300.0 million of financing, with additional funds to be provided by the World Bank. The project is to strengthen institutions and policies to increase access and improve rural sanitation services in selected governorates in Egypt through the implementation of key sector and institutional reforms, together with the rehabilitation and construction of integrated infrastructure for collection, treatment and disposal of household sewage. The financing for this project was approved by the Board of Directors on September 28, 2018.

Georgia

•

Batumi Bypass Road Project – The Board of Directors approved US$114.0 million of financing. The project is for the construction of a new two-lane 14.3-kilometer-long highway to provide a bypass to the Batumi port city (the second largest city in Georgia). The financing for this project was approved by the Board of Directors on June 15, 2017.

India

•

Andhra Pradesh 24x7 – Power For All – The Board of Directors approved US$160.0 million of financing. The project is to increase the delivery of electricity to customers and to improve the operational efficiency and system reliability in distribution of electricity in selected areas in Andhra Pradesh through (i) power transmission system strengthening, (ii) smart grid development in urban areas, (iii) distribution system strengthening and (iv) technical assistance for institutional development and capacity building. The financing for this project was approved by the Board of Directors on May 2, 2017.

•

Andhra Pradesh Rural Roads Project – The Board of Directors approved US$455.0 million of financing. The project is to improve road transport connectivity in previously unserved communities by providing all-weather rural roads in all 13 districts of the state of Andhra Pradesh. The financing for this project was approved by the Board of Directors on September 28, 2018.

•

Andhra Pradesh Urban Water Supply and Septage Management Improvement Project – The Board of Directors approved US$400.0 million of financing, with a total project cost of US$570.0 million. The project is to provide safe drinking water through piped water supply to 3.3 million people in the state of Andhra Pradesh. The financing for this project was approved by the Board of Directors on December 7, 2018.

•

Bangalore Metro Rail Project – Line R6 – The Board of Directors approved US$335.0 million of financing. The project is to provide efficient and high-capacity north-south connectivity through the center of Bangalore by expanding the city’s metro system through construction of elevated viaducts and stations, underground section tunnels and stations, a maintenance depot and a tunnel ventilation system and environment control system. The financing for this project was approved by the Board of Directors on December 8, 2017.

•

Gujarat Rural Roads (MMGSY) Project – The Board of Directors approved US$329.0 million of financing for phase one of the project. The project consists of construction and upgrades to roads of second and third connectivity to rural villages and upgrades to roads that provide first connectivity to rural villages. The project will also provide technical assistance and the application of innovative technologies in construction, upgrades and maintenance of roads. The financing for this project was approved by the Board of Directors on July 4, 2017.

•

Madhya Pradesh Rural Connectivity Project – The Board of Directors approved US$140.0 million of financing. The project is to improve rural accessibility through resilient infrastructure, to improve the livelihood of rural populations through a better farm-to-market road connection and to enhance capacity of the Madhya Pradesh Rural Road Development Authority to manage Madhya Pradesh’s rural road network. The financing for this project was approved by the Board of Directors on April 11, 2018.

•

Transmission System Strengthening Project – The Board of Directors approved US$100.0 million of financing. The project is to enhance electricity capacity in the southern region of India and re-balance the peak and off-peak energy sharing from the surplus areas of the northern and western regions of India to the deficit areas in the southern region of India. The financing for this project was approved by the Board of Directors on September 27, 2017.

Indonesia

•

Dam Operational Improvement and Safety Project Phase II – The Board of Directors approved US$125.0 million of financing. The project is to increase the safety and functionality of existing dams in selected locations and strengthen the operation and management capacity for dam safety. The financing for this project was approved by the Board of Directors on March 22, 2017.

•

Mandalika Urban and Tourism Infrastructure Project – The Board of Directors approved US$248.4 million of financing, with a total project cost of US$316.5 million. The project is to provide sustainable core infrastructure for the development of a new tourism destination in the Mandalika region of Lombok, Indonesia. The financing for this project was approved by the Board of Directors on December 7, 2018.

•

National Slum Upgrading – The Board of Directors approved US$216.5 million of financing, with a total project cost of US$1.7 billion. The project is for improving the desperate living conditions of 9.7 million people who live in slums in 154 cities in central and eastern parts of Indonesia. The financing for this project was approved by the Board of Directors on June 24, 2016.

•	Regional Infrastructure Development Fund Project – The Board of Directors approved US$100.0 million of financing to increase access to infrastructure finance at the subnational level through creation of a sustainable financial intermediary, a Regional Infrastructure Development Fund, that channels funds from AIIB, IBRD, and the Indonesian government to Indonesia’s sub-national governments. The financing for this project was approved by the Board of Directors on March 22, 2017.

•

Strategic Irrigation Modernization and Urgent Rehabilitation Project – The Board of Directors approved US$250.0 million of financing, with a total project cost of US$578.0 million. The project is to rehabilitate and modernize Indonesia’s irrigation sector by increasing participatory development, improving service levels and upgrading infrastructure and sustainable management. The financing for this project was approved by the Board of Directors on June 24, 2018.

Myanmar

•

Myingyan Power Plant – The Board of Directors approved US$20.0 million of financing. The project is for the development, construction and operation of a greenfield 225-megawatt combined cycle gas turbine power plant in the Mandalay region of Myanmar, with a total project cost of US$312 million. The financing for this project was approved by the Board of Directors on September 27, 2016.

Oman

•

Broadband Infrastructure Project – The Board of Directors approved US$239 million of financing, split into two tranches. The project is for the installation of fiber optic cables and associated passive infrastructure, such as points of presence, network access points and frame distribution hubs. The financing for this project was approved by the Board of Directors on December 8, 2017.

•

Duqm Port Commercial Terminal and Operational Zone Development – The Board of Directors approved US$265.0 million of financing, with a total project cost of US$353.3 million. The project is for construction of infrastructure to operationalize Duqm Port. The financing for this project was approved by the Board of Directors on December 8, 2016.

Pakistan

•

National Motorway M-4 (Shorkot-Khanewal Section) – The Board of Directors approved US$100.0 million of financing, with a total project cost of US$273.0 million. The project is to complete the final stage of a four-lane highway between Multan and Islamabad. The financing for this project was approved by the Board of Directors on June 24, 2016.

•

Tarbela 5 Hydropower Extension – The Board of Directors approved US$300.0 million of financing, with a total project cost of US$823.5 million. The project is for the installation of a power house at the fifth tunnel of the Tarbela Dam and the construction of a transmission line to connect the power to the national grid. The financing for this project was approved by the Board of Directors on September 27, 2016.

Philippines

•

Metro Manila Flood Management Project – The Board of Directors approved US$207.6 million of financing, with the World Bank providing an additional US$207.6 million and the borrower providing US$84.8 million. The project’s objective is to improve and modernize flood management in selected areas of Metro Manila. The financing for this project was approved by the Board of Directors on September 27, 2017.

Tajikistan

•

Dushanbe-Uzbekistan Border Road Improvement – The Board of Directors approved US$27.5 million of financing, with a total project cost of US$105.9 million. The project is for rehabilitating the five-kilometer section of the road connecting Dushanbe to the border with Uzbekistan. The financing for this project was approved by the Board of Directors on June 24, 2016.

•

Nurek Hydropower Rehabilitation Project, Phase I – The Board of Directors approved US$60.0 million of financing. The project is to rehabilitate, restore the generating capacity and improve the efficiency of the three power-generating units of Nurek Hydropower Plant and to strengthen the safety of the Nurek dam. The financing for this project was approved by the Board of Directors on June 15, 2017.

Turkey

•

TSKB Sustainable Energy and Infrastructure On-lending Facility – The Board of Directors approved US$200.0 million of financing. The project is to support sustainable infrastructure development in Turkey by financing renewable energy projects (including solar, hydropower, wind, geothermal and biomass), energy efficiency projects and, to a smaller extent, other infrastructure fields, such as transport, water management and treatment, power transmission and telecommunications. The financing for this project was approved by the Board of Directors on September 28, 2018.

•

Tuz Golu Gas Storage Expansion Project – The Board of Directors approved US$600.0 million of financing. The project is to improve energy security by increasing the reliability and stability of the gas supply through expanding gas storage capacity. The financing for this project was approved by the Board of Directors on June 24, 2018.

Investments in Funds

Asia

•

IFC Emerging Asia Fund – The Board of Directors approved US$150.0 million of financing to the IFC Emerging Asia Fund (the “LLP Fund”). The LLP Fund is being formed to provide investors with the opportunity to invest in IFC’s proprietary pipeline of investments in emerging markets of the Asia region. The LLP Fund has a target size of US$1 billion and intends to select equity and quasi-equity investments in companies, entities or other arrangements to build a diversified portfolio of investments across emerging markets of the Asia region. This financing was approved by the Board of Directors on September 27, 2017.

India

•

India Infrastructure Fund – The Board of Directors approved US$150.0 million of financing to a fund whose investment strategy is to invest in infrastructure platforms and infrastructure services companies with high growth potential and revenues principally derived from India. This financing was approved by the Board of Directors on June 15, 2017.

•

National Investment and Infrastructure Fund – The Board of Directors approved US$100.0 million of financing for the initial closing of the NIIF. The objective of the NIIF is to cause more private sector capital to be put into investments in infrastructure and to increase infrastructure investment in India. This financing was approved by the Board of Directors on June 24, 2018.

Equity

India

•	Transport Sector – The Board of Directors approved US$50.0 million of equity financing in the transport sector. This financing was approved by the Board of Directors on August 16, 2018.

Investments in Fixed-Income Securities

Asia

•

Asia Environmental, Social and Governance (“ESG”) Enhanced Credit Managed Portfolio – The Board of Directors approved US$500 million of financing. The project is to establish a credit portfolio with a view to (i) developing infrastructure as an asset class and deepening the sustainable debt capital markets in Asia, (ii) catalyzing ESG investment principles in emerging markets in Asia by developing an AIIB ESG framework and launching an ESG markets initiative to build capacity among market participants and (iii) providing financing to infrastructure-related issuers via subscriptions to primary issuances. This financing was approved by the Board of Directors on December 18, 2018.

Proposed Financings

Currently, the Bank has 64 proposed financings in the pipeline for 2019-2020. The pipeline includes all proposed financings for the next 24 months (updated on a rolling basis) that have passed pre-concept review assessment and have subsequently been included into the pipeline by the Executive Committee. See “ – Non-Sovereign-Backed Financings – Pre-Concept Review Assessment.”

The proposed financings span a broad range of sectors, including energy, transport, urban development, water, ICT and finance and would fund projects in the following countries: Afghanistan, Bangladesh, Egypt, Georgia, India, Indonesia, Jordan, Kazakhstan, Lao PDR, Mongolia, Myanmar, Nepal, Oman, Pakistan, Philippines, Russia, Sri Lanka, Turkey, Uzbekistan and Vietnam.

Financing Approval Process

The Bank’s financing process is guided by its strategic goals and thematic priorities of sustainable infrastructure, cross-border connectivity and private capital mobilization. The Bank reviews financing proposals, seeking to achieve an appropriate balance among sectors, sovereign-backed and non-sovereign-backed financings and beneficiaries of such financings. The ESF Framework is integral to the decision-making process on all projects. See “ – Key Operational Policies, Strategies and Frameworks – Environmental and Social Framework.”

Non-Sovereign-Backed Financings

The approval process for non-sovereign-backed financings is as follows:

Pre-Concept Review Assessment

The Bank receives financing ideas and proposals from a variety of entities, including project sponsors, commercial banks, government entities and development partners. Each proposed financing undergoes preliminary screening to determine if it aligns strategically with the Bank’s purposes and priorities, broadly meets the Bank’s operating principles and presents an opportunity that is sufficiently attractive for the Bank to dedicate significant resources. During this stage, the Bank performs an initial integrity check on the beneficiary and sponsors of the proposed financing and gathers information about key aspects of the proposed financing. The prospective beneficiary submits documentation pertaining to the proposed financing, which may include a project summary, information memorandum and/or feasibility report. If the proposed financing passes this initial screening, it is submitted to the Executive Committee for inclusion in the Bank’s rolling financing program.

Concept Review

The purpose of the concept review is to (i) confirm that the proposed financing broadly fits within the purposes, policies, strategies and priorities of the Bank, (ii) assess whether the project merits the Bank’s investment of time and resources, (iii) assess and authorize the initial resource requirements for the proposed financing, (iv) discuss possible modifications to the proposed financing to enhance its contribution to the Bank’s objectives and (v) agree on the key issues to be addressed and the approach to resolving them.

For the concept review, a concept review document is prepared and submitted to the Investment Committee. This concept review document includes, among other things, the following information: (i) a summary of key financing terms, (ii) a description of the underlying project, including use of proceeds of the proposed financing, (iii) brief information on the beneficiary and sponsors, including the results of the initial integrity check, (iv) rationale for the Bank’s involvement in the proposed financing, (v) a risk assessment of the proposed financing (including an indicative risk rating, economic capital and risk-weighted return on capital of the proposed financing), (vi) preliminary analysis on the potential environmental and social impact of the proposed financing, (vii) summary of key project issues and (viii) timetable for next steps.

Comprehensive Financing Assessment

If the proposal passes concept review, the Bank’s team in charge of the proposed financing conducts a comprehensive assessment that is designed to inform the Bank of the following: (i) the technical and financial aspects of the proposed financing, (ii) the creditworthiness of the beneficiary and the sponsors, (iii) the environmental and social risks and potential impact of the proposed financing, (iv) any issues in connection with procurement, legal and reputational concerns and (v) other relevant characteristics of the proposed financing. As part of this assessment, the Bank carries out a detailed financial and risk analysis of the proposed financing, as well as continues its integrity due diligence. Integrity due diligence includes gathering information with respect to the beneficiary and the sponsors, such as their corporate governance structure, beneficial ownership, financial transparency and strength, compliance and integrity, including in relation to tax matters, and any sanctions concerns.

If required (by the Investment Committee during its concept review or by the chair of the Investment Committee after concept review), an interim review document is submitted to the Investment Committee. Interim review is typically required when there are new significant developments with respect to the proposed financing or complex issues or other matters which require additional guidance from the Investment Committee.

After sufficient due diligence has been completed, the Bank begins work on a term sheet, which later forms the basis for drafting the financing agreements.

Final Review

The purpose of final review is for the Investment Committee to (i) assess, based on the final review document, whether to recommend approval of the proposed financing, and on what conditions and (ii) authorize documentation of the deal (if approval is recommended). The final review document contains, among other things, a discussion of new issues arising after the last review and changes to business terms and the financial model and negotiated term sheet. Following Investment Committee approval, the proposed financing undergoes a policy assurance review by the Bank’s Policy & Strategy department. At the same time, the Bank seeks to confirm that there are no objections from the member in whose country the underlying project is to be carried out.

Approval and Preparation of Documentation

If the proposed financing passes the final review and receives confirmation that it complies with the Bank’s policies, an approval document is prepared and, upon the President’s recommendation, submitted to the Board of Directors for approval of the proposed financing (subject to the President’s delegated authority to approve certain projects, as discussed below). Effective January 1, 2019, the Board of Directors has delegated authority to the President of the Bank, in his capacity as head of Bank management, to approve certain financings. This delegation is subject to limits based on the precedent-setting nature of the financing, the existence of significant strategy or policy issues, established risk tolerance and the ability of any single Director to require review by the Board of Directors of the financing. The Board of Directors will also undertake an annual review of the President’s use of his delegated authority.

Following such approval, the legal documentation for the financing is prepared, negotiated and signed. Effectiveness of the financing is subject to the satisfaction of all conditions precedent.

Project Implementation and Monitoring

The beneficiary is responsible for implementing the underlying project in a timely manner. If needed, the beneficiary may recruit consultants to provide specialized professional services in areas such as detailed design, procurement and capacity development.

The Bank’s team in charge of the financing remains fully engaged during the implementation of the underlying project both through site visits and continuous dialogue with the beneficiary on a variety of issues, including any environmental and social concerns. As part of the monitoring process, the Bank evaluates not only implementation of the underlying project, but also any event that would change the risk profile of such project and the beneficiary’s compliance with the covenants included in the financing agreements.

Project Completion and Evaluation

In addition to periodic reporting to the Board of Directors on material issues encountered during the implementation of the underlying project, the Bank prepares a completion report no later than six months after the full discharge of the beneficiary’s financial obligations to the Bank in connection with the financing. The report assesses the results of the underlying project and the Bank’s financing. Upon approval by the Investment Committee, the report is submitted to the Board of Directors for information.

Sovereign-Backed Financings

The approval process for sovereign-backed financings is similar to that for non-sovereign-backed financings. However, since these financings are made to or guaranteed by a Bank member, financing proposals are normally received from the Bank member or development partners. The Bank’s due diligence focuses on the impact of the proposed financing on the member’s fiscal sustainability, as well as on the environmental, social, fiduciary (procurement, financial management and disbursement) and other implementation aspects of the proposed financing. In addition, the Investment Committee’s final review (known as an appraisal review) includes a determination of whether to authorize negotiations of the sovereign-backed financing documentation, which must be substantially complete before the approval of the financing is solicited (in contrast to non-sovereign-backed financings, where negotiations do not need to be completed in order to seek approval of the financing). The completion report is also completed no later than six months following the full discharge of the beneficiary’s financial obligations to the Bank in connection with such financing.

Key Operational Policies, Strategies and Frameworks

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks. The Bank has policies on prohibited practices, international relations and public information, and strategies on financing operations in non-regional members and mobilizing private capital for infrastructure and the transport sector. In addition, the Bank’s operational policies, strategies and frameworks include the following:

Operational Policy on Financing

The Bank has adopted an Operational Policy on Financing setting out the Bank’s policy on providing sovereign-backed financing and non-sovereign-backed financing for projects. It includes an overview of financing instruments, project assessments and the structure of financial and contractual terms.

Environmental and Social Framework

The Bank has established the ESF Framework, which is intended, among other things, to accomplish the following: (i) to ensure the environmental and social soundness and sustainability of projects financed (in whole or in part) by the Bank, (ii) to address environmental and social risks and impacts in Bank-financed projects, (iii) to provide a robust structure for managing operational and reputational risks of the Bank and its shareholders in relation to the environmental and social risks and impacts of Bank-financed projects, (iv) to provide a mechanism for addressing environmental and social risks and impacts in project identification, preparation and implementation and (v) to facilitate cooperation on environmental and social matters with development partners. Under the ESF Framework, the Bank has established an Environmental and Social Policy and three associated Environmental and Social Standards, which set forth mandatory environmental and social requirements for each project financed (in whole or in part) by the Bank. In addition, the Bank has developed an environmental and social exclusion list, which sets forth activities and other items that the Bank will not knowingly finance.

Energy Sector Strategy: Sustainable Energy for Asia

The Bank’s Sustainable Energy for Asia Strategy (the “Energy Sector Strategy”) sets out a clear framework to invest in energy projects that will increase access to clean, safe and reliable electricity for millions of people in Asia. To implement the Energy Sector Strategy, the Bank will support its members to do their part, as expressed in the Paris Agreement, to “hold the increase in the global average temperature to well below 2 degrees Celsius above pre-industrial levels and pursue efforts to limit the temperature increase to 1.5 degrees Celsius.” The Bank intends to achieve this by aligning its support with its members’ national energy investment plans, including their nationally determined contributions (NDC) under the Paris Agreement. Initially, the Bank will focus on projects in renewable energy, energy efficiency, rehabilitation and upgrading of existing plants, and transmission and distribution networks. It will cooperate with other MDBs, bilateral agencies and the private sector operating in Asia. Over time, the Bank plans to engage with potential financial intermediaries in renewable energy and energy efficiency investments. The Energy Sector Strategy was developed through an iterative, consultative process, including two rounds of public consultations.

Economic Sanctions

The United Nations Security Council (the “UNSC”), the European Union and individual countries, including the United States, may impose economic sanctions and trade embargoes targeting certain countries, entities and individuals. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities and individuals, and the scope of activities that are subjected to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. Certain countries and territories (including the Crimea region, Cuba, Iran, North Korea, Sudan and Syria), entities and individuals are targeted by sanctions and embargoes imposed by the United States, and several of those targeted countries (currently North Korea, Iran, Sudan and Syria) have been identified as state sponsors of terrorism by the U.S. Department of State.

In the case of sanctions maintained by the United States, the President of the United States generally has broad discretion to impose or remove some sanctions pursuant to his authority under the International Emergency Economic Powers Act and the Trading with the Enemy Act. In addition, the United States may implement sanctions adopted by the UNSC in order to meet requirements imposed on member states of the United Nations. Other sanctions programs, such as certain measures related to Iran, Cuba and Russia, are specifically mandated under U.S. statutes, including the Iran Sanctions Act of 1996, the Comprehensive Iran Sanctions, Accountability and Divestment Act, the Iran Threat Reduction and Syria Human Rights Act of 2012, the Iran Freedom and Counter-Proliferation Act, the National Defense Authorization Act for Fiscal Year 2012, the Countering America’s Adversaries Through Sanctions Act, the Cuban Democracy Act and the Cuban Liberty and Democratic Solidarity (Libertad) Act.

U.S. sanctions may be classified as “primary” sanctions or “secondary” sanctions. Primary sanctions make certain conduct by U.S. persons and persons subject to U.S. jurisdiction, and certain activities taking place in the United States, unlawful. Secondary sanctions generally target non-U.S. persons for conduct that occurs outside of the United States, subjecting those persons to sanction by the United States if they engage in specified conduct.

The Bank complies with applicable UNSC sanctions imposed under Chapter VII of the UN Charter and is mindful of and gives due regard to the restrictions contained in the various economic sanctions programs and embargo laws administered by the United States, the European Union and other jurisdictions that limit the ability of persons from doing business or trading with targeted countries, territories, entities and individuals. Although the Bank is not a U.S. person and does not operate in or from the United States, the Bank transacts in the ordinary course with various commercial counterparties that are required to comply with U.S. sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”). For example, such counterparties may serve as a correspondent bank for the Bank, or as another intermediary that is involved in funds flows in respect of the Bank’s loan, investment or funding operations. Furthermore, U.S. persons who are required to comply with U.S. sanctions may be employees of the Bank, or may serve as advisors or service providers to the Bank. U.S. persons also may be purchasers of the Notes. In addition, secondary sanctions maintained by the United States may result in sanctions against the Bank if the Bank engages in targeted conduct, including facilitation of transactions and activities involving persons targeted by sanctions, including certain Iran-related persons.

The Bank seeks to avoid violations of sanctions and seeks to avoid engaging in sanctionable conduct, as violations or engagement in sanctionable conduct may restrict the Bank’s ability to access the U.S. capital markets, including the Bank’s ability to offer and sell the Notes in the United States, and may have a negative impact on the Bank’s business, operations or assets. The Bank screens transactions by consulting relevant sanctions lists of sanctioning authorities for sanctioned individuals, entities and other targets. Iran and Sudan are members of the Bank, and the Bank’s contacts with Iran and Sudan have concerned the same governance matters and processes common to all regional (in the case of Iran) and non-regional (in the case of Sudan) members, and no other particular contacts are currently contemplated. The Bank has not financed any projects in Iran or Sudan, nor are any such projects in the pipeline. Certain provisions of U.S. law (a) prohibit U.S. persons and persons subject to U.S. jurisdiction from investing in or facilitating an investment in Iran or in any entity owned or controlled by the government of Iran and (b) require imposition of secondary sanctions on any person who is determined to have knowingly purchased, subscribed to, or facilitated the issuance of sovereign debt of the government of Iran or debt of any entity owned or controlled by the government of Iran. Iran’s shares represent less than two percent of the Bank’s overall capital and Iran’s voting power is also under two percent. The Bank does not believe that Iran’s membership in the Bank constitutes control of the Bank by Iran such that any general purpose security issued by the Bank, including the securities offered hereby, would constitute an investment in sovereign debt of Iran or an entity owned or controlled by the government of Iran for purposes of these provisions.

In connection with the offering of the Notes, the Bank expects to agree with the Underwriters that the Bank will not, directly or indirectly, use the proceeds of the offering to fund, or make available any proceeds to any person or entity that, at the time of such funding, is (i) listed on, or owned or controlled by a person or organization listed on, the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC or any similar list maintained and made public by the United States (or any U.S. governmental institution) or the UNSC, or (ii) a government (or an entity directly or indirectly owned or controlled by such government) of any country, region or territory that is the subject of territorial sanctions imposed by the United States (or any U.S. governmental institution) or the UNSC (a “Sanctioned Person”). The Bank also expects to agree that the Bank has not engaged and will not engage in any transaction with any Sanctioned Person in connection with the offering of the Notes.

It is possible that new, or changes to existing, sanctions-related legislation or agreements may impact the Bank’s business. Moreover, although the Bank believes that it is in compliance with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, the scope of certain laws may be unclear, may be subject to changing interpretations or may be strengthened or otherwise amended. Any violation of sanctions or engagement in sanctionable conduct could result in fines, sanctions or other penalties, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Notes. The Bank cannot predict the impact that the imposition of secondary sanctions would have on the trading market for the Notes or whether such sanctions would make it more difficult to sell and trade the Notes in certain jurisdictions, including in the U.S. market.

AIIB Project Preparation Special Fund

In June 2016, in accordance with Article 17(1) of the Articles of Agreement, the Bank established the AIIB Project Preparation Special Fund (the “Project Preparation Special Fund”).

The Project Preparation Special Fund provides grants to support and facilitate through technical assistance the preparation of projects to be financed by AIIB in eligible members. Technical assistance eligible for financing includes consultancy services and reports, equipment needed to prepare or deliver such services and reports and related training. Projects eligible for support are those (i) which are being considered for financing by AIIB and (ii) which benefit one or more members of the Bank that are classified as recipients of financing from the IDA, including blend countries. Blend countries are those countries that are eligible to receive financing from the IDA on the basis of their per capita income levels and are also sufficiently creditworthy for some IBRD borrowing. Projects that benefit other members of the Bank may also be eligible for such technical assistance in exceptional circumstances, such as innovative and complex projects and regional or cross-border projects with significant regional impact (provided that the cumulative amount of funds allocated to all such projects does not exceed 20% of the aggregate amount of all contributions to the Project Preparation Special Fund). Resources of the Project Preparation Special Fund may also be used in compelling cases to support non-sovereign-backed financings (provided that the cumulative amount of funds allocated to all such financings does not exceed 10% of the aggregate amount of all contributions made to the Project Preparation Special Fund).

Any member of the Bank, any of its political or administrative sub-divisions, or any entity under the control of such member or such sub-divisions or any other country, entity or person approved by the President may contribute to the Project Preparation Special Fund (“Permitted Contributors”). Special Fund Resources consist of (i) amounts accepted from Permitted Contributors, (ii) any income derived from investment of the resources of the Project Preparation Special Fund and (iii) any funds reimbursed to the Project Preparation Special Fund. The Bank is under no obligation to provide financial support to the Project Preparation Special Fund. The Bank, acting as manager of the Project Preparation Special Fund, receives administration fees and cost recovery fees. See “– Ordinary Resources and Special Fund Resources” for further information about Special Fund resources and requirements.

As of December 31, 2018, committed contributions to the Project Preparation Special Fund totaled US$128.0 million, consisting of US$50.0 million from each of China and the United Kingdom, US$18.0 million from the Republic of Korea and US$10.0 million from Hong Kong, China. As of December 31, 2018, total paid contributions to the Project Preparation Special Fund equaled US$93.0 million, consisting of US$50.0 million from China, US$25.0 million from the United Kingdom and US$18.0 million from the Republic of Korea.

As of December 31, 2018, the Bank had six approved projects under the Project Preparation Special Fund, representing funds of approximately US$6.5 million. These projects include a US$1.0 million grant to prepare for an urban infrastructure investment project in Nepal, a US$1.0 million grant to prepare for a road enhancement project in Lao PDR, a US$1.0 million grant to prepare for a power distribution system upgrade and expansion project in Nepal, a US$0.5 million grant to prepare for a water waste management project in Pakistan, a US$0.8 million grant to prepare for a road upgrade project in Bangladesh and a US$2.2 million grant to prepare for a bridge enhancement project in Bangladesh. A previously approved project was discontinued in September 2018 due to the cancellation of the underlying project by the lead financier.

Quality of Loan Portfolio

When a borrower fails to make payment on any principal, interest or other charge due to the Bank, the Bank may suspend disbursements on loans to that borrower. With respect to sovereign loans, the Bank would cease approving new loans to the borrower once any loans are overdue by more than 30 days and suspend all disbursements to or guaranteed by the member concerned once any loans are overdue by more than 60 days.

As required by IFRS 9, AIIB uses the ECL model to estimate credit loss on financial assets, such as loan disbursements, and on other instruments, such as undrawn loan commitments. AIIB recognizes a provision to the extent the ECL of a financial instrument exceeds its gross carrying amount. See “Risk Management – Risk Types – Financing Credit Risk” and Notes B.3.3.4, B4.1 and D3 to the 2017 Audited Financial Statements for further discussion on the Bank’s credit quality analysis.

As of December 31, 2018, no AIIB assets were categorized as overdue, restructured trouble debt, in non-accrual status or written off.

As of September 30, 2018, ECL increased to US$60.9 million from US$9.4 million as of December 31, 2017 and US$0.3 million as of December 31, 2016. The increase between December 31, 2017 and September 30, 2018 was mainly attributable to a significant increase in credit risk (“SICR”) in respect of one sovereign loan in Turkey and two sovereign loans in Pakistan, reflecting, in turn, a deterioration in the macroeconomic conditions of both countries. The increase in ECL between December 31, 2016 and December 31, 2017 was mainly due to the increase in the Bank’s loan portfolio as it ramped up operations.

The following table shows AIIB’s total gross carrying amount of loan disbursements and exposure of loan commitments for both sovereign- and non-sovereign-backed loans with their respective ECL allowance balances:

	As of September 30,		As of December 31,
	2018		2017		2016
	(in thousands of US$)
	Loans and loan commitments	ECL	Loans and loan commitments	ECL	Loans and loan commitments	ECL
Sovereign-backed loans	3,918,165	(59,306)	2,558,761	(5,050)	344,135	(277)
Non-sovereign-backed loans	584,331	(1,546)	167,278	(4,315)	—	—

Total	4,502,496	(60,852)	2,726,039	(9,365)	344,135	(277)

RISK MANAGEMENT

AIIB has established a Risk Management Framework, which outlines the Bank’s approach to risk and forms the guiding reference framework for all policies and guidelines related to risks.

Risk Philosophy

The Bank’s risk philosophy is the foundational pillar of the Bank’s approach to risk management. According to the risk philosophy, the Bank’s risk management function aims to accomplish the following three objectives:

•	enable the Bank to fulfill its mandate to promote infrastructure and other productive sectors;

•	ensure the stability and financial continuity of the Bank through efficient capital allocation and utilization, and comprehensively manage risks and reputational consequences; and

•	foster strong risk culture by embedding risk accountability in the Bank.

Risk Management Function

The risk management function has been designed to enable the implementation of AIIB’s risk philosophy and to ensure accountability regarding risk management. The Board of Directors approves key risk policies and monitors core risk metrics and risk limits. The Audit and Risk Committee reviews the Risk Management Framework, risk-related policies and the Bank’s Risk Appetite Statement (the “RAS”). The President recommends key risk policies for approval by the Board of Directors. The Risk Committee, which is chaired by the Chief Risk Officer (the “CRO”) and whose members include the Chief Financial Officer (the “CFO”), the Vice President – Policy and Strategy, the Vice President and Chief Investment Officer and the General Counsel, exercises oversight on behalf of the President of the key risks of the Bank. The Risk Management Department, which is headed by the CRO, has overall responsibility for managing risks, including implementing risk management strategies, policies and procedures.

Key responsibilities of the Bank’s risk management function are the following:

•	Risk Management and Oversight: Overall development and oversight of the Bank’s risk framework and policy, and direct governance of AIIB’s Risk Committee;

•

Guardian of Risk Appetite: Articulation of the Bank’s overall Risk Appetite (as defined below) and appropriate risk limits, and the embedding of the Risk Appetite into the Bank’s processes and culture;

•	Risk Identification and Assessment: Identification of all material risks, definition of key risk metrics and indicators and development of methodologies, indicators and models to measure risks;

•	Risk Monitoring and Reporting: Regular monitoring of AIIB’s risks and the development and maintenance of a concise upward risk reporting system;

•	Strategic Decision Making: Align overall business and operational plans with appropriate risk management and ensure that strategic planning reflects the Bank’s Risk Appetite;

•

Risk Optimization: Risk optimization and active risk management by shaping the risk profile within the Bank’s Risk Appetite limits, strategic capital allocation through risk-adjusted capital and development of risk-adjusted performance management; and

•	External Communication: Facilitate the consistent and proportionate disclosure of all risks to external parties, including interaction with rating agencies.

Three Lines of Defense

AIIB’s risk management activities are organized in line with the Three Lines of Defense Principle:

•	The first line of defense consists of the Bank’s investment operations and other client-facing functions and is designed to ensure that AIIB effectively manages risk;

•

The second line of defense is the Bank’s risk management function, which is responsible, in part, for designing the policies required to ensure the Bank’s business remains within its Risk Appetite, monitoring the dynamics of the Bank’s risk profile, identifying potential breaches of the Bank’s Risk Appetite and reviewing the risk-related work carried out by the first line of defense; and

•

The third line of defense is the Bank’s internal audit function, which is responsible, in part, for reviewing risk models and adherence to risk guidelines and identifying broader, risk-related operational weaknesses.

Risk Appetite Statement

The RAS, inter alia, articulates the maximum aggregate level and types of risk that the Bank is willing to assume, within its Risk Capacity (as defined below), to achieve its strategic objectives and business plan (the “Risk Appetite”).

The Bank’s Risk Capacity is the maximum level of risk that the Bank can assume given its current level of resources before breaching constraints as determined by (i) available capital and liquidity needs, (ii) the operational environment (e.g., technical infrastructure, risk management capabilities and expertise) and (iii) Bank obligations. The Bank allocates its Risk Capacity between core and non-core risks: core risks are those directly linked to the Bank’s investment operations mandate and non-core risks are those arising from activities, including treasury operations and other operational activities, supporting the Bank’s investment operations mandate.

The RAS classifies each risk type according to one of three appetite levels – low, medium or high:

•	Low appetite reflects risk events that have the potential to substantially damage the Bank, jeopardizing its ability to fulfill its mission.

•

Medium appetite reflects risk events that, while significant, are not a threat in isolation to the Bank. These risks are typically incurred as part of the Bank’s business, but not in the pursuit of the Bank’s strategic goals.

•	High appetite reflects risk events that are accepted, but closely managed, by the Bank. These risks are typically incurred in pursuit of the Bank’s strategic goals.

The Bank has established a variety of key performance indicators, or KPIs, and key risk indicators, or KRIs, which are monitored regularly. The Risk Management Department also performs stress tests of the Bank’s draft business plan to ensure compliance with the RAS. The Risk Committee informs the Board of Directors of the impact of the final business plan on the RAS and proposes remedial actions in the event the business plan causes the RAS to be breached. The RAS is submitted to the Board of Directors for its support both on an annual basis and in the event there is any material change to the RAS.

Capital Adequacy

The Bank’s capital supports its operations and acts as a cushion to absorb unexpected losses and/or a deterioration in the value of the Bank’s assets. AIIB manages capital adequacy risk in accordance with several limits, including the following. First, as required by Article 12(1) of the Articles of Agreement, the Bank’s total exposure from its investment operations must be less than the Bank’s total unimpaired subscribed capital, reserves and retained earnings. This limit may be increased up to 250% of the Bank’s unimpaired subscribed capital, reserves and retained earnings with the approval of the Board of Governors. Second, the Bank’s available capital (i.e., paid-in capital, plus reserves and accumulated retained earnings) must be greater than its economic capital, based on an actual and a three-year projected balance sheet composition, both on a base case and on a stressed scenario basis. The stress testing of the Bank’s available capital serves several purposes, including to set a buffer over economic capital that protects the Bank’s credit ratings in the event of a severe and protracted crisis scenario.

Risk Types

AIIB has developed both qualitative and quantitative methodologies for identifying, measuring and managing risks. Material risks that the Bank currently faces or expects to face in the future are the following:

•	Financing Credit Risk

Credit risk is the risk that a borrower or other counterparty fails to discharge an obligation, thereby causing a loss on the part of the Bank. The Bank is exposed to credit risk in its financing activities.

Sovereign credit risk relates to whether the sovereign borrower or guarantor: (i) has the capacity and willingness to service external debt obligations in general and Bank debt in particular, (ii) has an existing debt burden that is sustainable and (iii) honors the preferred creditor status of the Bank and other MDBs. Bank evaluation of sovereign credit risk is based on quantitative and qualitative risk measurements, including internal rating models and a variety of external sources. The Bank performs its own sovereign credit analysis and assigns its own internal credit ratings, comprising 12 grades. Grades 1-4 are considered investment grade. As of September 30, 2018, the rating of sovereign-backed loans ranged from 3 to 10. The Bank also sets certain exposure limits in respect of sovereign borrowings. As an MDB, the Bank does not participate in country debt rescheduling or debt reduction exercises of sovereign-backed loans or guarantees.

Non-sovereign credit risk relates to the creditworthiness of a private borrower (including a publicly owned company that does not have the benefit of an explicit sovereign guarantee) and the ability and willingness of such private borrower to repay its debt obligations. The Bank deploys a variety of tools to manage this risk, including assigning its own internal credit rating for the borrower (taking into account specific project, sector, macroeconomic and country credit risks) and possibly requiring a full or partial sovereign guarantee. For non-sovereign projects, risk ratings are normally capped by the sovereign credit rating, except where the Bank has recourse to a guarantor from outside the country that has a better rating than the local sovereign credit rating. As of September 30, 2018, the rating of non-sovereign loans ranged from 1 to 9. The Bank also imposes certain exposure limits in respect of non-sovereign loans.

The Bank has adopted an ECL three-stage model for assessing credit risk: Stage 1 for those financial instruments that have not experienced a SICR since initial recognition; Stage 2 for those financial instruments that have experienced a SICR since initial recognition; and Stage 3 for those financial instruments deemed credit-impaired. To determine whether SICR has occurred, the Bank examines quantitative, qualitative and backstop criteria. Quantitative criteria include a two-grade downgrade for investment grade loans or a one-grade downgrade for non-investment grade loans pursuant to the Bank’s internal credit rating system.

Qualitative criteria include (i) adverse changes in business, financial or economic conditions, (ii) expected breach of contract that may lead to covenant waivers or amendments, (iii) transfer to watchlist/monitoring or (iv) change in payment behavior. As a backstop, SICR is deemed to have occurred if the payment under a financial instrument is past due by 30 or more days. To determine whether an asset is credit-impaired, the Bank assesses whether one or more events has occurred that will have a detrimental impact on the estimated cash flows of such asset. Evidence of credit impairment includes: (i) a significant financial difficulty of the borrower, (ii) a breach of contract, such as a default or past due event and (iii) an increasing likelihood that the borrower will enter bankruptcy or other financial reorganization.

The Bank measures ECL on both a 12-month and contractual lifetime basis. 12-month ECL is calculated in the following manner: Point-in-time probability of default * loss given default * exposure at default. Loss given default is currently set at 30% for sovereign loans and 70% (or on a case-by-case basis) for non-sovereign loans. Exposure at default is the loan balance at the period end, plus projected net disbursement in the next year. Lifetime ECL is the summation of the net present value of the ECL for each year. ECL calculations are performed for three different scenarios: baseline, good and bad. In respect of each loan, the Bank defines default to mean one or more of the following: (i) payment default (180 days past due for sovereign loans or 90 days past due for non-sovereign loans), (ii) breach of specific covenants that trigger a default clause, (iii) default under a guarantee or collateral or other support agreement, (iv) failure to pay a final judgment or court order and (v) bankruptcy, liquidation or the appointment of a receiver.

The Bank writes off the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the contractual cash flows on such asset in its entirety or a portion thereof. See “Operations of AIIB – Quality of Loan Portfolio” and Notes B.3.3.4, B4.1 and D3 to the 2017 Audited Financial Statements for further information on ECL calculations and balances.

The table below sets forth the Bank’s loans and commitments, classified by geographic distribution and ECL staging:

	As of September 30, 2018			As of December 31, 2017
Region	Stage 1	Stage 2	Total	Stage 1	Stage 2	Total
	(in thousands of US$)
Sovereign-backed loans
Asia	2,657,189	1,260,976	3,918,165	2,194,438	364,323	2,558,761
Non-Asia	—	—	—	—	—	—

Total sovereign-backed loans	2,657,189	1,260,976	3,918,165	2,194,438	364,323	2,558,761

Non-sovereign-backed loans
Asia	440,783	—	440,783	20,198	—	20,198
Non-Asia	143,548	—	143,548	147,080	—	147,080

Total non-sovereign-backed loans	584,331	—	584,331	167,278	—	167,278

Total	3,241,520	1,260,976	4,502,496	2,361,716	364,323	2,726,039

The Bank’s maximum exposure to credit risk from financial instruments other than undrawn loan commitments, before taking into account any collateral held or other credit enhancements, is their carrying amount (as reflected on the Bank’s balance sheet). The maximum exposure to credit risk from undrawn loan commitments was US$3,341.0 million as of September 30, 2018 and US$1,947.5 million as of December 31, 2017.

The table below sets forth the Bank’s credit enhancements for loans and commitments:

	As of September 30, 2018	As of December 31, 2017
	(in thousands US$)
Guaranteed by sovereign members	1,567,983	864,303
Guaranteed by non-sovereign entities	267,147	20,199
Unguaranteed (1)	2,667,366	1,841,537

Total	4,502,496	2,726,039

Note:

(1)	The unguaranteed loan investments mainly represent sovereign loans and loan commitments granted to members.

•	Equity Investment Risk

Equity investment risk is the risk of losing money from investments in equities. The Bank may deploy a variety of measures to manage this risk. For example, if the equity is listed, the investment risk can be marked-to-market, subject to liquidity discounts. For unlisted equities, the investment risk is measured by reference to fair value, with the aid of valuation models and external benchmarks. Risk limits on equity investments are designed both to capture the maximum loss to which the Bank is exposed and to ensure that AIIB’s equity investments are well diversified and not concentrated.

•	Liquidity Risk

Liquidity risk is the risk that current or future financial liabilities cannot be met or can only be met on the basis of altered conditions; that refinancing, to the extent needed, can only be achieved at higher interest rates; or that, for whatever reason, the Bank’s assets need to be liquidated at a discount. AIIB manages liquidity risk in a variety of ways, including the setting of risk limits, the monitoring of liquidity risk ratios and early warning indicators, diversification, the deployment of liquidity buffers and the implementation of a liquidity contingency plan.

As of September 30, 2018, the Bank did not have any material financial liabilities.

•	Market Risk

Market risk is the risk of losing money due to the overall performance of the financial markets for all marketable instruments in the Bank’s treasury and investment operations portfolio. The Bank is potentially exposed to two material market risks: currency and interest rate risk. The Bank employs a variety of methods to assess and mitigate market risks, such as monitoring the change in economic value of equity, net interest income change and value-at-risk indicators, as well as the setting of limits.

•	Counterparty Credit Risk

Counterparty credit risk is the risk that a treasury counterparty to a transaction defaults before the final settlement of such transaction’s cash flows. Transactions that give rise to counterparty credit risk include bank deposits, inter-bank lending transactions and derivatives.

The Bank manages counterparty credit risk through a variety of ways, including the following: (i) assigning a credit rating for each such counterparty, which must be at or above a defined minimum for it to be considered an eligible counterparty, (ii) assigning a credit limit to each eligible counterparty before consummating any transaction with it, (iii) monitoring AIIB’s exposure to each counterparty and (iv) monitoring each counterparty’s credit quality, and using collateral agreements and limits adjustments to mitigate against deterioration in such credit quality.

As of September 30, 2018, the Bank’s treasury portfolio mainly consisted of term deposits and the investments in the Trust Fund. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Balance Sheet – Assets.” The counterparty credit risk of the Bank mainly relates to term deposits. The Trust Fund is expected to be closed, with all outstanding balances to be returned to the Bank, by the end of January 2019.

•	Asset Liability Risk

Asset liability risks arise from the mismatch of assets and liabilities in terms of currency, interest rates or maturities. Asset liability risk is managed through a variety of tools, including balance sheet projections and the setting of risk limits.

The Bank currently offers loans only in US dollars. The Bank may in the future offer loans in other currencies, provided it has the means to adequately operate in such other currencies and manage associated risks (including through the use of currency swaps or other hedging mechanisms).

Debt-funded financial assets, such as loans, that create market exposures are funded on a back-to-back basis, managed through the use of financial derivatives or otherwise passed through to the borrower. Debt-funded financial assets may be funded with liabilities of a shorter maturity or with mismatched timing of cash flows, subject to defined debt redemption limits that impose a ceiling on the amount of liabilities that may mature during any period. Such refinancing risk may also be mitigated by charging risk spreads and maturity premiums.

Any financial derivative entered into by the Bank will be subject to limits and reporting requirements.

•	Model Risk

Model risk is the risk of adverse consequences arising from decisions based on incorrect or misused model outputs and reports. The Bank has established processes to ensure that the Bank’s models have been adequately validated, capture material risks and are conceptually sound and suitably controlled.

•	Operational Risk

Operational risk is the risk of loss, or detriment, resulting from inadequate or failed processes or systems, through human error or from the occurrence of external events. The Bank’s definition of operational risk is consistent with the Basel Committee Banking Industry Standards, but has been extended to include reputational risk. Effective management and mitigation of operational risk relies on a system of internal controls aimed at identifying various risks and establishing acceptable risk parameters and monitoring procedures. Key operational risks within the Bank will be periodically identified, and materiality values and KRIs will be established for those risks.

•	Compliance Risk

Compliance risk is the risk of legal or regulatory sanctions, material financial loss or reputational loss that AIIB may suffer as a result of its failure to comply with laws, regulations, internal rules and standards. The Bank deploys a variety of measures to mitigate this risk.

•	Integrity Risk; Environmental & Social Risk

Integrity risk is the risk that the Bank or its clients will engage in activities that may have an adverse reputational impact on the Bank, whether due to the nature of those activities or due to the background and behavior of the entities with whom the Bank conducts those activities.

Environmental and social risk is the risk of breaching any applicable environmental and social rules and commitments, including those described in the Bank’s ESF Framework.

The Bank deploys a variety of measures to mitigate these risks, including impact assessments, ongoing interaction with counterparties, clients and other stakeholders and regular reporting and monitoring.

GOVERNANCE AND ADMINISTRATION

Pursuant to the Articles of Agreement, the Bank is administered and managed by the Board of Governors, the Board of Directors, a President, one or more Vice-Presidents and other officers and staff.

Board of Governors

All of the powers of the Bank are vested in the Board of Governors, consisting of one Governor and one Alternate Governor appointed by each member. While the Articles of Agreement do not specify criteria for the appointment of a Governor by the member, the composition of the Board of Governors includes officials of ministerial (or equivalent) rank. Alternate Governors may only vote in the absence of their principal. A Chairman is elected at each annual meeting and such person holds the office until the election of the next Chairman.

The Board of Governors may delegate to the Board of Directors any or all its powers, except the power to (i) admit new members and determine the conditions of their admission, (ii) increase or decrease the authorized capital stock of the Bank, (iii) suspend members, (iv) decide appeals from interpretations or applications of the Articles of Agreement given by the Board of Directors, (v) elect the Directors of the Bank and determine expenses to be paid for Directors and Alternate Directors, as well as their remuneration, if any, (vi) elect, suspend or remove the President and determine his/her remuneration, (vii) approve the general balance sheet and statement of profit and loss of the Bank, (viii) determine the reserves and the allocation and distribution of net profits of the Bank, (ix) amend the Articles of Agreement, (x) decide to terminate the operations of the Bank and to distribute its assets and (xi) exercise such other powers as expressly assigned to the Board of Governors in the Articles of Agreement. The Board of Governors retains full power to exercise its authority over any delegated matter.

All matters before the Board of Governors are decided by a majority of the votes cast, other than matters that are designated as a Super Majority Vote or Special Majority Vote pursuant to the Articles of Agreement. A Super Majority Vote requires an affirmative vote of two-thirds of the total number of Governors, representing not less than three-fourths of the total voting power of AIIB’s members. Matters requiring a Super Majority Vote include, among others, matters relating to (i) suspension of membership, (ii) termination of the Bank’s operations, (iii) distribution of assets, (iv) amendments to the Articles of Agreement, (v) increases in authorized capital, (vi) changing the subscription base so that regional members comprise less than 75% of total subscribed stock, (vii) increases to the subscription amount of a member, (viii) assistance to recipients beyond those authorized in the Articles of Agreement, (ix) allocation and distribution of net income otherwise than as provided by the Articles of Agreement, (x) electing, suspending or removing the President of the Bank and (xi) increasing or decreasing the size of the Board of Directors. A Special Majority Vote requires an affirmative vote of a majority of the total number of Governors, representing not less than a majority of the total voting power of AIIB’s members. A Special Majority Vote is required for certain matters, including, among others, those relating to (i) the issue of shares other than at par value, (ii) establishing subsidiary entities and (iii) admitting members of IBRD or ADB under different terms than provided for in the Articles of Agreement. As noted above under “Asian Infrastructure Investment Bank – Membership, Capital Structure and Reserves – Capital Structure”, voting rights acquired by a member in respect of paid-in and associated callable shares for which payments are due but have not been received are suspended until full payment is received by the Bank.

Board of Directors

The Board of Directors is responsible for the direction of the Bank’s general operations through the exercise of powers delegated to it by the Board of Governors, in addition to those expressly assigned to it by the Articles of Agreement. Matters before the Board of Directors are decided by a majority vote, except as otherwise provided in the Articles of Agreement.

In addition to any powers delegated by the Board of Governors, the Board of Directors shall (i) prepare the work of the Board of Governors, (ii) establish policies of the Bank and, with a majority representing not less than three-fourths of the total voting power of the members, take decisions on major operational and financial policies and on delegation of authority to the President under Bank policies, (iii) take decisions concerning operations of the Bank and, with a majority representing not less than three-fourths of the total voting power of the members, decide on the delegation of such authority to the President, (iv) supervise the management and operation of the Bank and establish an oversight mechanism for that purpose, (v) approve the strategy, annual plan and budget of the Bank, (vi) appoint committees and (vii) submit the annual audited accounts for approval of the Board of Governors.

The Board of Directors consists of 12 members who are not members of the Board of Governors. Nine are elected by the Governors representing regional members, and three are elected by the Governors representing non-regional members. Each Director is elected by the Governors of a particular constituency, which is a small group of members with a minimum aggregate voting power. The minimum aggregate voting power is 6% for constituencies electing regional Directors and 15% for constituencies electing non-regional Directors. Under this arrangement, each of India and China (including China and Hong Kong, China) has the ability to appoint one of the 12 members of the Board of Directors. Each Director appoints an Alternate Director (or two Alternate Directors in respect of those Directors casting votes for five or more members) who may participate in the meetings, but who only has the full power to act when the Director is not present. The Directors, who serve the Bank on a non-resident basis, hold office for two-year terms and may be re-elected. They also must be nationals of member jurisdictions and persons of recognized capacity and experience in economic and financial matters. The Articles of Agreement further specify that the nomination and voting by Governors for Directors and the appointment of Alternate Directors by Directors shall respect the principle that each founding member shall have the privilege to designate the Director or an Alternate Director in its constituency permanently or on a rotating basis.

The Board of Directors is currently composed of the following members:

Name	Alternates	Constituency Members (1)
Khalid Alkhudairy (Saudi Arabia)	Adel Al Hosani (UAE) Khaled Mohammed Al-Suwaidi (Qatar)	Bahrain Jordan Oman Qatar Saudi Arabia United Arab Emirates
Mehmet Alper Batur (Turkey)	Muhammad Aslam Chaudhary (Pakistan) Ruslan Rustamli (Azerbaijan)	Azerbaijan Brunei Darussalam Georgia Kyrgyz Republic Pakistan Turkey
Veronika Baumgartner-Putz (Austria)	Nikolai Putscher (Germany) Philippe O’Quin (France)	Austria Cyprus Finland France Germany Ireland

Name	Alternates	Constituency Members (1)
Italy Luxembourg Malta Netherlands Portugal Spain
Grigory Butrin (Russia)	Daniyar Mergenbayev (Kazakhstan)	Iran Kazakhstan Russia Tajikistan
(vacant) (2)	Zhengwei Zhang (China)	China Hong Kong, China
Chang Huh (Korea, Republic of)	Ofer Peleg (Israel) Sukhrob Kholmuradov (Uzbekistan)	Fiji Israel Korea, Republic of Mongolia Samoa Uzbekistan
Sameer Kumar Khare (India)	Prashant Goyal (India)	India
Christopher Legg (Australia)	Dasha Richards (New Zealand)	Australia New Zealand Singapore Vietnam
Emil Levendoğlu (United Kingdom)	Paul Sverre Tharaldsen (Norway) Eva Haghanipour (Sweden)	Denmark Hungary Iceland Norway Poland Sweden Switzerland United Kingdom
Paul Samson (Canada)	Ahmed Kouchouk (Egypt)	Canada Madagascar Egypt Ethiopia
Andin Hadiyanto (Indonesia)	Si Si Pyone (Myanmar) Pen Thirong (Cambodia)	Afghanistan Cambodia Indonesia Lao People’s Democratic Republic Myanmar Sri Lanka
Mark Dennis Y.C. Joven (Philippines)	Md. Zahidul Haque (Bangladesh) Sukmeena Bhasavanich (Thailand)	Bangladesh Malaysia Maldives Nepal Philippines Thailand

Notes:

(1)	Belarus, Romania, Sudan, Timor Leste and Vanuatu have not yet assigned their respective votes.

(2)

Mr. Shixin Chen (China) resigned his directorship effective January 15, 2019. Pending his replacement, the Alternate Director Dr. Zhengwei Zhang will serve as acting Director for China and Hong Kong, China.

Biographical information for each Director is included below.

Mr. Khalid Sulaiman Alkhudairy – Director

Mr. Alkhudairy has been a member of the Board of Directors since September 2017. Mr. Alkhudairy, an economist by training, has held a number of positions in the area of international economic relations. He currently serves as Vice Chairman and Managing Director of the Saudi Fund for Development. Previously, Mr. Alkhudairy served as the Executive Director for Saudi Arabia at the World Bank (November 2014 to August 2018) and as the Advisor to the Executive Director for Saudi Arabia at the World Bank (July 2009 to October 2014). Prior to his service at the World Bank, Mr. Alkhudairy held a variety of positions with Saudi Arabia’s Ministry of Finance.

Mr. Mehmet Alper Batur – Director

Mr. Batur has been a member of the Board of Directors since September 2017. Mr. Batur has significant public sector experience, particularly in the Ministry of Treasury and Finance of the Republic of Turkey. Since August 2017, he has served as the Deputy Director General, Foreign Economic Relations, at the Ministry of Treasury and Finance, where he is responsible for maintaining Turkey’s relations with the G20 (Sous-Sherpa of Turkey), International Monetary Fund (the “IMF”) and MDBs. From 2012 to 2017, Mr. Batur was the Head of Department and then Deputy Director General, Financial Sector Relations and Exchange, at the Ministry of Treasury and Finance, where he was responsible for a variety of financial-sector policies. Mr. Batur is currently an Executive Board Member at the Credit Guarantee Fund.

Ms. Veronika Baumgartner-Putz – Director

Ms. Baumgartner-Putz has been a member of the Board of Directors since July 2018. Ms. Baumgartner-Putz has significant experience in both the public and private sectors, particularly in international development and public administration. She is currently the Financial Counsellor at the Austrian Embassy in Beijing. Prior to her current position, Ms. Baumgartner-Putz was a Senior Advisor with the Austrian Ministry of Finance, responsible for International Financial Institutions, where she also held other economic policy-related positions. From July 2015 to June 2016, she served as an Alternate Executive Director at ADB. Before joining the Austrian Ministry of Finance in 2010, Ms. Baumgartner-Putz held positions with the United Nations Development Program (the “UNDP”) and the Austrian Development Agency, among others.

Mr. Christopher Legg – Director

Mr. Legg has been a member of the Board of Directors since January 2016, having previously served as Australia’s Chief Negotiator for the establishment of AIIB from April to December 2015.

Mr. Legg is a career Australian senior civil servant, having held a number of senior positions in the Australian Treasury relating to international economic relations, foreign investment and the Australian financial system. His most recent position was the Australian Treasury’s Chief Advisor on Infrastructure and National Security Issues (from September 2013 until taking on his current role at the Bank). He has also recently co-chaired the G20 Infrastructure Working Group and, since October 2018, has been Acting Deputy Secretary of Treasury’s Macroeconomic Group. From 2008 to 2012, Mr. Legg served on the Executive Board of the IMF, first as Alternate Director and then, from November 2010, as Executive Director for the Asia and Pacific Constituency. From 1995 to 1999, he was an Alternate Executive Director at the World Bank.

Mr. Grigory Butrin – Director

Mr. Butrin has been a member of the Board of Directors since November 2017. Mr. Butrin has substantial expertise in banking and finance, having held positions in both the public and private sectors. He currently serves as an Advisor to the First Deputy Prime Minister and Minister of Finance of the Russian Federation. Previously, Mr. Butrin evaluated various investment projects at the Russian Direct Investment Fund and Russia China Investment Fund and worked at the Russian state corporation Rostec.

Dr. Zhengwei Zhang – Alternate Director

Dr. Zhang is currently serving as acting Director for China, effective January 15, 2019. Since September 2018, Dr. Zhang has been China’s Alternate Director at the Bank and at the New Development Bank. Dr. Zhang has over 20 years of experience in public finance, administration and development. From March 2013 to June 2016, he served as the Deputy Permanent Representative and Counsellor of the Permanent Representative for China to the UN Agencies for Food and Agriculture, during which period he sat on the Executive Board and Audit Committee of the International Fund for Agricultural Development (“IFAD”). Dr. Zhang previously served as Advisor to China’s Director at the ADB (2006 to 2008).

Mr. Chang Huh – Director

Mr. Huh has been a member of the Board of Directors since August 2018. Mr. Huh has significant experience in the public sector, including with MDBs. He has held a number of positions with the Republic of Korea’s Ministry of Economy and Finance, currently serving as the Director General, Development Finance Bureau. Mr. Huh has also served in the Office of the President of the Republic of Korea, first as Assistant Secretary, Office of Economic Policy Advisor (September 2004 to August 2005), and more recently as Assistant Secretary, Office of Economic Emergency Management (January 2009 to March 2010). Mr. Huh’s experience with MDBs include serving as Minister, Permanent Delegation of the Republic of Korea to the OECD (June 2015 to June 2018) and as Advisor to the Executive Director, Korean Office of ADB (August 2005 to September 2009).

Mr. Sameer Kumar Khare – Director

Mr. Khare has been a member of the Board of Directors since June 2018. Mr. Khare has significant public sector experience, including in the Indian Administrative Service. He currently serves as the Additional Secretary in the Department of Economic Affairs of the government of India, where he is responsible for relations with certain MDBs, including the World Bank, ADB and AIIB, and as the department’s Chief Vigilance Officer. Previously, Mr. Khare served in a variety of government capacities, including as Joint Secretary, Department of Economic Affairs, where he was responsible for relations with such organizations as the G-20, ASEAN and the UNDP. Mr. Khare has also held a number of directorships, including serving as the Indian government’s nominee at the United Bank of India (currently), IFAD (2017) and the International Organization SAARC Development Fund (March 2016-August 2017).

Mr. Emil Levendoğlu – Director

Mr. Levendoğlu has been a member of the Board of Directors since June 2017. Mr. Levendoğlu is a career British senior civil servant with significant experience in both the public and private sectors. Since May 2017, he has served as Deputy Director, Prosperity and Multilateral Investment, HM Treasury. Prior to this, Mr. Levendoğlu served in a variety of other capacities at HM Treasury, including as Deputy Director, Enterprise and Growth Unit (2015 to 2016), and as Deputy Director, Banking Reform and Financial Regulation (2007 to 2012). In addition to his government service, Mr. Levendoğlu has worked as a consultant on financial services and development issues, with a focus on Africa.

Mr. Paul Samson – Director

Mr. Samson has been a member of the Board of Directors since July 2018. Mr. Samson’s work covers a range of issues across international finance, international trade and international development. He currently is the Associate Assistant Deputy Minister, International Trade and Finance, Finance Canada, and serves as co-chair of the G20 Framework Working Group on the global economy and as Canada’s Finance Deputy for Asia-Pacific Economic Cooperation. From 2006 to 2014, Mr. Samson held several senior executive positions at the former Canadian International Development Agency and Global Affairs, Canada, including at the Director General and Assistant Deputy Minister level. Mr. Samson is a member of the Board of Directors for the Centre for International Governance Innovation.

Dr. Andin Hadiyanto – Director

Dr. Hadiyanto has been a member of the Board of Directors since January 2019. Dr. Hadiyanto has significant public sector experience, particularly in the Ministry of Finance of the Republic of Indonesia. He currently serves as an Assistant Minister of Finance, a position he also held from 2013 to 2016. He has previously served in other senior positions at the Ministry of Finance, including as Director of the Center for International Policy and Cooperation, Executive Secretary of the Fiscal Policy Agency and Acting Chairman of the Fiscal Policy Agency. Dr. Hadiyanto served as a Director of the Bank in 2016, as a member of the Advisory Panel of the ASEAN Macroeconomic Research Office from 2013 to 2015 and as an Executive Director at the World Bank from 2016 to 2018.

Mr. Mark Dennis Y.C. Joven – Director

Mr. Joven has been a member of the Board of Directors since July 2018. Mr. Joven currently serves as the Undersecretary for the International Finance Group of the Philippine Department of Finance. In his previous role as Assistant Secretary of the Revenue Operations Group of the Department of Finance, Mr. Joven represented the Philippines in tax treaty negotiations and in various international tax fora. Prior to public service, Mr. Joven managed an active tax practice for 15 years. A lawyer and certified public accountant by training, Mr. Joven advised on matters related to estate planning, cross-border transactions and tax advocacy and served as a faculty member at the University of the Philippines College of Law and the University of the Philippines College of Business Administration, where he taught courses on wills & estates, tax and financial accounting.

Board Committees

Audit and Risk Committee

The role of the Audit and Risk Committee (the “A&R Committee”) is to (i) review the Bank’s financial statements and accounting, auditing and financial reporting practices, procedures and issues,

(ii) review the selection procedures for and the qualification and performance of the external auditors, review the annual report from the external auditors and ensure appropriate action be taken in respect of areas identified by the external auditors for improvement, (iii) review the scope of work and internal audit plan and review the effectiveness of the internal audit function and the internal control systems related to financial reporting and process and (iv) review the effectiveness and integrity of the risk management processes and policies, information technology security and control.

The A&R Committee is composed of three or four Directors and two external members (appointed by the President in consultation with the Board of Directors). The current members of this committee are Khalid Alkhudairy (vice chair), Jan Engström (external member), Emil Levendoğlu (chair) and Chaly Mah (external member). In connection with the resignation of two Directors effective January 15, 2019, at least one vacancy and at most two vacancies currently exist on the A&R Committee. These vacancies will be filled in due course.

Budget and Human Resources Committee

The role of the Budget and Human Resources Committee (the “BHR Committee”) is to (i) review the proposed annual budget, taking into account the financings of the annual mid-term reviews, and report thereon to the Board of Directors, (ii) review and assess the implementation of the compensation and benefits policies and related issues and make recommendations to the Board of Directors as appropriate, (iii) consider matters relating to the implementation, interpretation and application of the Code of Conduct for Board officials, including requests for guidance concerning conflicts of interest, annual financial disclosures or other ethical aspects of conduct in respect of Board officials and allegations of misconduct by Board officials and (iv) consider any other aspects of the budget and the Bank’s human resources as the Board of Directors may request and report thereon to the Board of Directors.

The BHR Committee is composed of up to six Directors. The current members of this committee are Khalid Alkhudairy, Mehmet Alper Batur (vice chair), Veronika Baumgartner-Putz (chair), Grigory Butrin and Emil Levendoğlu.

Policy and Strategy Committee

The role of the Policy and Strategy Committee (the “P&S Committee”) is to (i) review the Bank’s financial and operational policies, including but not limited to environmental, social and procurement policies, and report thereon to the Board of Directors, (ii) advise on the development of the Bank’s strategies and report thereon to the Board of Directors and (iii) undertake any other activities consistent with its terms of reference as the Board of Directors may request and report thereon to the Board of Directors.

The P&S Committee is composed of up to six Directors. The current members of this committee are Chang Huh, Mark Dennis Y.C. Joven, Sameer Kumar Khare, Christopher Legg (chair) and Paul Samson.

Senior Management

The President, who serves as the legal representative of the Bank, is elected by a Super Majority Vote. The President must be a national of a regional member jurisdiction and may not be a Governor, a Director or an alternate for either. The term of office of the President is five years with the possibility of one additional term. The term of the current President, Mr. Jin Liqun, his first term, is currently scheduled to expire in 2021. The President is the Chairman of the Board of Directors, but has no vote other than a tie-breaking vote. The President may also participate in the meeting of the Board of

Governors, but has no vote. The President is supported by a team of senior management. The team currently includes five Vice Presidents who are responsible for Policy and Strategy, Investment Operations, Finance, Administration and the Corporate Secretariat. Vice Presidents are appointed by the Board of Directors upon the recommendation of the President. Senior management also includes the General Counsel, the Chief Risk Officer and the Head of Client Relationships and Programming.

The President has the authority to establish management committees. Such committees perform a variety of functions, and currently include the following: (i) the Executive Committee, (ii) the Investment Committee, (iii) the Special Fund Committee, (iv) the Human Resources Review Committee, (v) the Risk Committee, (vi) the Operational Procurement Committee and (vii) the Asset and Liability Management Committee.

The President, officers and staff of the Bank, in the discharge of their offices, are responsible solely to the Bank and may not recognize any other authority. The members are obligated to respect the international character of this obligation. Moreover, the Bank, its President, officers and staff may not interfere in political affairs of any members nor be influenced in their decisions by the political character of any member. Senior management is currently composed of the following individuals:

Name	Title
Mr. Jin Liqun	President
Sir Danny Alexander	Vice President and Corporate Secretary
Mr. Thierry de Longuemar	Vice President and Chief Financial Officer
Dr. D.J. Pandian	Vice President and Chief Investment Officer
Mr. Luky Eko Wuryanto	Vice President and Chief Administration Officer
Dr. Joachim von Amsberg	Vice President – Policy and Strategy
Mr. Gerard Sanders	General Counsel
Mr. Martin Kimmig	Chief Risk Officer
Mr. Konstantin Limitovskiy	Head of Client Relationships and Programming/Chief Programming Officer

Biographical information for each member of senior management is included below.

Mr. Jin Liqun – President

Mr. Jin Liqun is the inaugural President and Chairman of the Board of Directors. Before being elected as the Bank’s first president, Mr. Jin served as Secretary-General of the Multilateral Interim Secretariat tasked with establishing the Bank. Mr. Jin has significant experience across the private and public sectors, as well as with MDBs. He served as Chairman of China International Capital Corporation Limited, China’s first joint-venture investment bank, as Chairman of the Supervisory Board of China Investment Corporation and as Chairman of the International Forum of Sovereign Wealth Funds. Mr. Jin previously served as Vice President, and then Ranking Vice President, of ADB and as Alternate Executive Director for China at the World Bank and at the Global Environment Facility. He spent nearly two decades at the Chinese Ministry of Finance, reaching the rank of Vice Minister. Mr. Jin is a national of China.

Sir Danny Alexander – Vice President and Corporate Secretary

Sir Danny Alexander is responsible for the Bank’s relations with its members, the Board of Governors, the Board of Directors and other aspects of governance, including the admission of new members. As Chief Secretary to the Treasury, Sir Danny was one of the leaders of the United Kingdom coalition government between 2010 and 2015. He was knighted in 2015 and is a national of the United Kingdom.

Mr. Thierry de Longuemar – Vice President and Chief Financial Officer

Mr. Thierry de Longuemar is responsible for the design and implementation of AIIB’s financial strategies and policies, including oversight of the Controller and Treasury departments. He previously served as both the Treasurer and Vice President of Finance at ADB and AfDB. His career extends to the private sector where he worked in progressively more senior roles in banking and energy, including postings at ABN AMRO, Credit Agricole, Compagnie Bancaire and TOTAL. He is a national of France.

Dr. D.J. Pandian – Vice President and Chief Investment Officer

Dr. D.J. Pandian leads the investment portfolio for the Bank, having oversight for all sovereign and non-sovereign lending. In this role, he and his team of specialists are responsible for the end-to-end management of the Bank’s project pipeline from identification to implementation. Before joining AIIB, Dr. Pandian had an extensive career spanning 30 years with the Indian Administrative Services, holding key positions at the state, national and international levels in the energy (oil and gas, power and renewables), infrastructure and finance sectors. During his career, he served in the government of Gujarat in various capacities including Chief Secretary, Additional Chief Secretary, Industries and Mines and Principal Secretary, Energy and Petrochemicals Department. Dr. Pandian is a national of India.

Mr. Luky Eko Wuryanto – Vice President and Chief Administration Officer

Mr. Luky Eko Wuryanto is responsible for overseeing human resources, information technology and facilities and administration services. Prior to this role, he served in senior positions in the Indonesian government for more than 20 years, most recently as the Deputy Coordinating Minister for Infrastructure Acceleration and Regional Development, Coordinating Ministry for Economic Affairs. Mr. Wuryanto is a national of Indonesia.

Dr. Joachim von Amsberg – Vice President, Policy and Strategy

Dr. Joachim von Amsberg drives the strategic direction for the Bank, including its sectoral and country priorities, its investment strategy and programming, its economic analysis and research and its operating budget. He oversees the Bank’s environmental and social policies, other operational policies and their implementation. He previously served in a number of progressively more senior roles at the World Bank where he most recently held the position of Vice President, Development Finance, in which role he was responsible for the replenishment and stewardship of IDA, the World Bank’s fund for the poorest countries, and for trust fund and partnership operations. Dr. von Amsberg is a national of Germany.

Mr. Gerard Sanders – General Counsel

Mr. Gerard Sanders advises the President and governance bodies of AIIB and is responsible for the legal aspects of the Bank’s work. Prior to joining AIIB, he was General Counsel of IFAD, previously having worked at EBRD, most recently as Deputy General Counsel. Beforehand, he worked with law firms in Wellington, Washington, D.C. and Amsterdam and in a corporate role in London. Mr. Sanders is a national of New Zealand.

Dr. Martin Kimmig – Chief Risk Officer

Dr. Martin Kimmig heads AIIB’s risk management. His main responsibilities are to ensure the stability and financial continuity of the Bank. He oversees capital allocation and utilization, manages financial and non-financial risks, including reputational consequences, as well as fosters a strong risk culture throughout the Bank. He joined AIIB from The Rock Creek Group where he served as Managing Director covering emerging market equities. Previously, he spent 24 years at the World Bank Group, primarily at IFC, where he held leadership positions in both investment operations and risk management. Dr. Kimmig is a national of Germany.

Mr. Konstantin Limitovskiy – Head of Client Relationships and Programming/Chief Programming Officer

Mr. Konstantin Limitovskiy advises the President and is responsible for client relationships and programming at AIIB. He has over 25 years of experience in banking, infrastructure and project finance, particularly in connection with structuring and arranging equity and debt financing for capital-intensive projects in the former Soviet Union and Central and Eastern Europe. Before joining AIIB, Mr. Limitovskiy served as the Deputy Chairman of the Eurasian Development Bank, where he was responsible for leading business activities in infrastructure. Prior to his time with the Eurasian Development Bank, among other roles, Mr. Limitovskiy managed international project finance at VTB Group in Russia, was responsible for leveraged and structured finance operations at Gazprombank and Alfa Bank and led banking activities in infrastructure finance at the Black Sea Trade and Development Bank, an MDB headquartered in Greece. Mr. Limitovskiy is a national of the Russian Federation.

International Advisory Panel

The International Advisory Panel (the “IAP”) provides management with support on the Bank’s strategies and policies as well as on general operational issues. Members of the IAP, who are appointed to two-year terms, bring years of experience and a wide range of professional expertise in both the international and private sectors. The IAP meets in tandem with the annual meeting of the Board of Governors or as requested by the President. The IAP is currently composed of the following members:

Name	Biographical information
Mr. Shaukat Aziz	Former Prime Minister of Pakistan
Dr. Zeti Akhtar Aziz	Former Governor of Bank Negara Malaysia, Malaysia’s Central Bank
Mr. Jose Isidro N. Camacho	Former Secretary of Finance and Former Secretary of Energy of the Philippines
Mr. Yukio Hatoyama	Former Prime Minister of Japan
Mr. Steve Howard	Secretary General of the Global Foundation
Dr. Myung Ja Kim	President of the Korean Federation of Science & Technology Societies and Former Minister of Environment of Korea
Dr. Ngozi Okonjo-Iweala	Senior Advisor, Lazard; former Finance Minister, Nigeria; former Managing Director, World Bank
Mr. Paul Speltz	Chairman and CEO of Global Strategic Associates; former U.S. Ambassador
Lord Nicholas Stern	Professor at the London School of Economics; former Chief Economist of the World Bank
Dame Meg Taylor	Secretary General to the Pacific Islands Forum; former Vice President, International Finance Corporation (IFC) of the World Bank Group
Prof. Ngaire Woods	Inaugural Dean of the Blavatnik School of Government and Professor of Global Economic Governance

Employees

As of December 31, 2018, the Bank’s total professional staff was 186, representing 44 nationalities (66% regional and 34% non-regional). During its ramp-up phase, the Bank is also relying on experienced, long-term consultants.

SELECTED DEMOGRAPHIC AND ECONOMIC DATA

Certain of the following information has been extracted from publicly available sources. The Bank has not independently verified this information.

The following table presents selected demographic and economic data for certain of the Bank’s members, including those in which the Bank has approved financings as of December 31, 2018:

	Population (in millions) (1)		GDP (U.S.$ in millions) (1)		GDP per capita (U.S.$) (1)		Total reserves (excluding gold) (U.S.$ in millions) (1)(2)		Total external debt (U.S.$ in millions) (1)(3)		Consumer price index growth (annual% change) (1)

	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Australia	24.6	24.2	1,323,421.1	1,208,039.0	53,799.9	49,896.7	63,561.3	50,872.1	N/A	N/A	1.9	1.3

Azerbaijan	9.9	9.8	40,747.8	37,867.5	4,131.6	3,880.7	6,680.4	5,836.5	15,253.9	15,016.3	12.9	12.4

Bangladesh	164.7	163.0	249,723.9	221,415.2	1,516.5	1,358.8	32,849.2	31,776.1	47,154.8	38,819.7	5.8	5.4

China	1,386.4	1,378.7	12,237,700.5	11,190,992.6	8,827.0	8,117.3	3,158,876.9	3,029,775.3	1,710,235.1	1,415,801.1	1.6	2.0

Egypt	97.6	95.7	235,369.1	332,927.8	2,412.7	3,479.3	33,213.9	20,858.2	82,885.9	67,640.7	29.5	13.8

France	67.1	66.9	2,582,501.3	2,465,134.3	38,476.7	36,870.2	54,780.6	56,124.9	N/A	N/A	1.0	0.2

Georgia	3.7	3.7	15,159.3	14,378.0	4,078.3	3,865.8	3,038.8	2,756.4	15,756.2	15,820.1	6.0	2.1

Germany	82.7	82.3	3,677,439.1	3,477,796.3	44,469.9	42,232.6	59,356.9	59,582.0	N/A	N/A	1.7	0.5

India	1,339.2	1,324.2	2,597,491.2	2,274,229.7	1,939.6	1,717.5	389,350.1	341,145.2	513,208.9	455,549.6	3.3	4.9

Indonesia	264.0	261.1	1,015,539.0	932,256.5	3,846.9	3,570.3	126,857.4	113,493.4	354,351.9	320,966.0	3.8	3.5

Korea	51.5	51.2	1,530,750.9	1,414,804.2	29,742.8	27,608.2	384,453.2	366,307.9	N/A	N/A	1.9	1.0

Myanmar	53.4	52.9	69,322.1	63,225.1	1,298.9	1,195.5	4,911.0	4,618.6	16,138.7	14,434.2	4.6	7.0

Oman	4.6	4.4	72,642.7	66,824.4	15,668.4	15,102.4	16,088.0	20,261.5	N/A	N/A	1.6	1.1

Pakistan	197.0	193.2	304,951.8	278,654.6	1,547.9	1,442.3	15,764.8	19,650.4	84,522.8	72,157.1	4.1	3.8

Philippines	104.9	103.3	313,595.2	304,889.1	2,989.0	2,950.9	73,228.5	73,432.7	73,079.7	73,014.1	2.9	1.3

Russia	144.5	144.3	1,577,524.1	1,284,727.6	10,743.1	8,759.0	356,084.0	317,544.5	492,763.1	525,649.7	3.7	7.0

Tajikistan	8.9	8.7	7,145.7	6,951.7	801.0	795.8	641.8	107.3	5,881.4	5,301.4	N/A	6.0

Turkey	80.7	79.5	851,102.4	863,721.6	10,540.6	10,862.7	84,115.1	92,054.5	454,725.0	409,015.8	11.1	7.8

Notes:

(1)	This information is extracted from the World Bank’s World Development Indicators (the “WDI”). “N/A” indicates that the relevant figure is not available in the WDI as of the date of this Prospectus.

(2)	The WDI defines total reserves (excluding gold) as special drawing rights, reserves of IMF members held by the IMF and holdings of foreign exchange under the control of monetary authorities.

(3)	The WDI defines total external debt as debt owed to nonresidents repayable in currency, goods or services.

DESCRIPTION OF THE NOTES

The following is a brief description of the terms and conditions of the Notes offered by AIIB and the fiscal agency agreement (the “Fiscal Agency Agreement”) between AIIB and Citibank, N.A., as fiscal agent (the “Fiscal Agent”), with respect thereto. The description does not purport to be complete and is qualified in its entirety by reference to the form of Fiscal Agency Agreement (including the form of the Notes attached thereto) filed by AIIB with the SEC as an exhibit to the registration statement of which this Prospectus constitutes a part. For a complete description of the Notes, you should read the exhibit referred to.

General

The Notes will be issued under the Fiscal Agency Agreement. The Notes constitute direct and unsecured obligations of AIIB.

THE NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

Interest

Interest will be paid on the Notes at the rate set forth on the cover page of this Prospectus and will be payable on                  and                 of each year (each, an “Interest Payment Date”), subject to the Business Day Convention as defined below. The Notes will bear interest from                     , 20      and the initial interest payment will be made on                     , 20    . Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months unadjusted. The Notes will mature on                     , 20    (the “Maturity Date”). The Notes are not subject to any sinking fund.

If an Interest Payment Date or the Maturity Date is a day on which banking institutions are authorized or obligated by law to close in a place of payment, then payment of principal or interest need not be made on such Interest Payment Date or Maturity Date, as applicable. AIIB may make the required payment on the next succeeding day that is not a day on which banking institutions are authorized or obligated by law to close in the place of payment. The payment will be made with the same force and effect as if made on the Interest Payment Date or Maturity Date and no additional interest shall accrue for the period from the Interest Payment Date or Maturity Date to the date of actual payment. Such adjustments of the Interest Payment Date or Maturity Date are referred to as the “Business Day Convention.”

Fiscal Agent

The duties of the Fiscal Agent will be governed by the Fiscal Agency Agreement. AIIB may replace the Fiscal Agent. AIIB may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Fiscal Agent. The Fiscal Agent is the agent of AIIB, is not a trustee for the holders of the Notes and does not have the same responsibilities or duties to act for such holders as would a trustee.

The Fiscal Agent will be responsible for:

•	maintaining a record of the aggregate holdings of Notes;

•	ensuring that payments of principal and interest in respect of the Notes received by the Fiscal Agent from AIIB are duly credited to the holders of the Notes; and

•	transmitting to AIIB any notices from the holders of the Notes, or, as described below under “—Notices,” transmitting notices from AIIB to holders of the Notes.

Citibank, N.A., London Branch will be acting in its capacity as Fiscal Agent through its office located at Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB, United Kingdom.

Payment of Principal and Interest

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the date that is 15 calendar days prior to each Interest Payment Date (the “Record Date”). The principal of and interest on the Notes will be paid in such currency of the United States as of the time of payment is legal tender for the payment of public and private debts. AIIB may change or terminate the designation of paying agents from time to time. Payments of principal and interest at such agencies will be subject to applicable laws and regulations, including any applicable withholding or other taxes, and will be effected by wire transfer or by check mailed on the due date for such payment to the person entitled to such payment at the person’s address appearing on the register of Notes maintained by the security registrar.

AIIB will redeem the Notes on the Maturity Date at 100% of the principal amount plus accrued but unpaid interest to date.

The Notes will be sold in denominations of US$1,000 and integral multiples thereof.

Any monies paid by AIIB to the Fiscal Agent or any paying agent for the payment of the principal of (or premium, if any) or interest on any Notes and remaining unclaimed at the end of two years after such principal (or premium) or interest (as applicable) shall have become due and payable (whether at maturity or otherwise) shall, together with any interest earned thereon, be repaid to AIIB upon its written request. Upon such repayment, all liability of the Fiscal Agent and any paying agent with respect thereto shall cease.

Redemption

The Notes shall not be redeemed prior to maturity.

No Payment of Additional Amounts

All payments of principal and interest on the Notes will be subject to any fiscal or other laws and regulations applicable thereto. AIIB has no obligation to pay, and will not pay, you any additional amounts in respect of the Notes as a result of possible withholding or deduction for taxes pursuant to any such law and/or regulations. Accordingly, the holder will, in the event of any such withholding or deduction, receive less than he or she would have received without such withholding or deduction.

Ranking

The Notes shall rank pari passu without any preference among themselves and equally with all other unsecured unsubordinated indebtedness of AIIB represented by notes or bonds.

Default, Acceleration of Maturity

Each of the following will constitute an event of default with respect to the Notes:

(i)	default in the payment in full of any principal or interest due on the Notes on the due date and such default continues for a period of 90 days; or

(ii)

AIIB fails to perform any of its other covenants under any of the Notes and such failure continues for the period of 90 days after written notice thereof shall have been given to AIIB and the Fiscal Agent at the office of the Fiscal Agent by the holders of not less than 25% in principal amount of all the Notes at the time outstanding; or

(iii)

default, as defined in any instruments evidencing, securing or protecting any indebtedness for borrowed money of AIIB, outstanding at the date of the Fiscal Agency Agreement or thereafter and maturing more than one year from the date of its creation, shall happen with respect to more than US$60,000,000 in aggregate principal amount of such indebtedness, and the maturity of such indebtedness shall have been accelerated so that the same shall have become due and payable prior to the date on which the same would otherwise have become due and payable and such acceleration shall not have been rescinded or annulled.

If any event of default shall occur and continue in relation to the Notes, then the principal of the Notes then outstanding (if not already due) may be declared to be due and payable on the thirtieth day following written notice given to AIIB and the Fiscal Agent at the office of the Fiscal Agent by the holders of not less than a majority in principal amount of the Notes at the time outstanding, unless all events of default in respect of the Notes have been cured prior to the expiration of such 30 days’ period. If, at any time after the principal of the Notes shall have been so declared due and payable and before any judgment or decree for the payment of amounts due thereon shall have been entered, all arrears of interest upon the Notes and all other sums due in respect thereof, except any principal or interest payments which shall not have matured or come due by their terms, shall have been duly paid by AIIB and all other events of default thereunder shall have been cured, the holders of not less than a majority in principal amount of the Notes then outstanding, by written notice given to AIIB or the Fiscal Agent at the office of the Fiscal Agent, may rescind such declaration, but no such rescission shall impair any right consequent on any subsequent event of default.

Amendments

Each and every holder of the Notes must consent to any amendment of a provision of the Notes or the Fiscal Agency Agreement that would:

(1)	change the due date of the principal of or interest on the Notes;

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the Notes;

(3)	change the currency (unless required by law) or place of payment of principal of or interest on the Notes;

(4)	shorten the period during which AIIB is not permitted to redeem the Notes or permit AIIB to redeem the Notes if, prior to such amendment, AIIB is not permitted so to do; or

(5)	reduce the proportion of the principal amount of the Notes that must be held by any of the holders to vote to amend or supplement the terms of the Fiscal Agency Agreement or the Notes.

AIIB may, however, upon the affirmative vote of the holders of 66 2/3% of the principal amount of the Notes at a meeting duly called and held or with the written consent of the holders of 66 2/3% of the principal amount of the Notes, modify any of the other terms or provisions of the Notes or, insofar with respect to the Notes, the Fiscal Agency Agreement. Such holders may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Fiscal Agency Agreement or the Notes to be made, taken or given by holders of the Notes. Also, AIIB may, in agreement with the Fiscal Agent but without the vote or consent of the holders of the Notes, modify any of the terms and conditions of the Fiscal Agency Agreement and the Notes for the purpose of:

(1)	adding to AIIB’s covenants for the benefit of the holders of the Notes;

(2)	surrendering any right or power conferred on AIIB;

(3)	securing the Notes;

(4)	curing any ambiguity or correcting or supplementing any defective provision of the Fiscal Agency Agreement or the Notes; or

(5)

for any purpose that AIIB may consider necessary or desirable that AIIB, in its sole discretion, reasonably determines is not inconsistent with the Notes and does not adversely affect the interest of any holder of the Notes.

Governing Law and Jurisdiction

The Notes will be governed by, and interpreted in accordance with, the laws of the State of New York, except with respect to authorization, execution, delivery and performance by AIIB, which shall be governed by the Articles of Agreement.

AIIB has not waived or agreed to any modification of any status, immunities, privileges or exemptions of AIIB under its Articles of Agreement, all of its basic documents, any applicable law or international practice. AIIB has not consented to the jurisdiction of any court in connection with actions arising out of or based on the Notes, has not appointed any agent for service of process and has not agreed to waive any defense of sovereign immunity to which it may be entitled in any action or proceeding in any jurisdiction. Subject to the foregoing, AIIB has agreed that any dispute, controversy or claim arising out of or relating to the Notes, including the existence, validity, performance, breach or termination thereof (including a dispute regarding non-contractual obligations arising out of or relating to the Notes), shall be referred to and finally resolved by arbitration administered by the HKIAC under the UNCITRAL Arbitration Rules in force when the Notice of Arbitration is submitted, as modified by the HKIAC Procedures for the Administration of Arbitration under the UNCITRAL Rules. The dispute resolution provisions applicable to the Notes shall also be governed by and construed in accordance with the laws of the State of New York. Hong Kong law will be the procedural law of an arbitration. The arbitral tribunal will consist of three arbitrators, who will be appointed in the manner set out in the UNCITRAL Rules. The seat of the arbitration will be Hong Kong, and the language of the arbitration will be English. The arbitral tribunal will not be authorized to grant any interim measures or pre-award or emergency relief against AIIB, notwithstanding any provisions of the UNCITRAL Rules to the contrary.

Under the Articles of Agreement, the property and assets of AIIB, wheresoever located and by whomsoever held, shall be immune from all forms of seizure, attachment or execution before the delivery against AIIB of an enforceable final judgment. With respect to execution, the U.S. Foreign Sovereign Immunities Act of 1976, as amended, provides that commercial property located in the United States of an agency or instrumentality of a foreign state may be levied upon for the satisfaction of judgments rendered against it by U.S. courts (i) in connection with its commercial activities or (ii) based on an order confirming an arbitral award.

Further Issues

AIIB may from time to time, without notice to or the consent of the holders of the Notes, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, issue price and, if applicable, the first interest payment thereon) and such further notes shall be consolidated and form a single series with the Notes outstanding.

Repurchase

AIIB may repurchase Notes at any time and price in the open market or otherwise. Notes repurchased by AIIB may, at AIIB’s discretion, be held, resold (subject to compliance with applicable securities and tax laws) or surrendered to the Fiscal Agent for cancellation.

Notices

All notices will be delivered in writing to each holder of the Notes of any series. If at the time of such notice the Notes of a series are represented by global notes, the notice shall be delivered to the applicable depositary for such securities and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the Notes of a series are not represented by global notes, the notice shall be delivered to the registered holders of the Notes of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first class mail.

GLOBAL CLEARANCE AND SETTLEMENT

The Global Note

AIIB will issue the Notes in the form of the Global Note registered in the name of Cede & Co., as nominee of DTC. The Global Note will be issued:

•	only in fully registered form, and

•	without interest coupons.

You may hold beneficial interests in the Global Note directly through DTC if you have an account at DTC, or indirectly through organizations that clear through or maintain a custodial relationship with a DTC account holder, either directly or indirectly. Euroclear Bank, as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), are indirect participants in DTC, and therefore participants in Euroclear and Clearstream will hold beneficial interests in the Notes indirectly at DTC.

Global Security

A global security (such as the Global Note) is a special type of security held in the form of a certificate by a depositary for the investors in a particular issue of securities. The aggregate principal amount of the global security equals the sum of the principal amounts of the issue of securities it represents. The depositary or its nominee is the sole legal holder of the global security. The beneficial interests of investors in the issue of securities are represented in book-entry form in the computerized records of the depositary. If investors want to purchase securities represented by a global security, they must do so through brokers, banks or other financial institutions that have an account with the depositary. In the case of the Notes, DTC will act as depositary, Cede & Co. will act as DTC’s nominee and the Fiscal Agent will act as custodian of the Global Note.

Special Investor Considerations for Global Securities

Because you, as an investor, will not be a registered legal holder of the Global Note, your rights relating to the Global Note will be governed by the account rules of your bank or broker and of the depositary, DTC, as well as general laws relating to securities transfers. AIIB will not recognize a typical investor as a legal owner of the Notes and instead will deal only with the Fiscal Agent and DTC or its nominee, the registered legal holder of the Global Note.

You should be aware that as long as the Notes are issued only in the form of a global security:

•	You cannot get the Notes registered in your own name.

•	You cannot receive physical certificates for your interests in the Notes.

•	You will not be a registered legal holder of the Notes and must look to your own bank or broker for payments on the Notes and protection of your legal rights relating to the Notes.

•	You may not be able to sell interests in the Notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

•

As an owner of beneficial interests in the Global Note, you may not be able to pledge your interests to anyone who does not have an account with DTC, or to otherwise take actions in respect of your interests, because you cannot get physical certificates representing those interests.

•

DTC’s policies will govern payments of principal and interest, transfers, exchanges and other matters relating to your interest in the Global Note. AIIB and the Fiscal Agent have no responsibility for any aspect of DTC’s actions or for its records of ownership interests in the Global Note. Also, AIIB and the Fiscal Agent do not supervise DTC in any way.

•	DTC will require that interests in the Global Note be purchased or sold within its system using same-day funds.

Description of DTC

DTC has informed AIIB that:

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for financial institutions that have accounts with it, and to facilitate the clearance and settlement of securities transactions between the account holders through electronic book-entry changes in their accounts, thereby eliminating the need for physical movement of certificates. DTC account holders include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC account holder, either directly or indirectly.

DTC’s rules are on file with the SEC.

DTC’s records reflect only the identity of the account holders to whose accounts beneficial interests in the Global Note are credited. These account holders may or may not be the owners of the beneficial interests so recorded. The account holders will be responsible for keeping account of their holdings on behalf of the beneficial owners.

Definitive Notes

In a few special situations described in the next paragraph, the Global Note will terminate and your interests in it will be exchanged for physical certificates representing the Notes. After that exchange, the choice of whether to hold the Notes directly or in “street name” (in computerized book-entry form) will be up to you. You must consult your own bank or broker to find out how to have your interests in the Notes transferred to your own name, if you wish to be a direct legal holder of the Notes.

AIIB will cause definitive Notes to be issued in exchange for the Global Note if:

•

DTC notifies AIIB that it is unwilling or unable to continue acting as the depositary for the Global Note and AIIB is unable to appoint a successor depositary within five business days of its receipt of such notice;

•

DTC notifies AIIB that it has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 at a time when it is required to be so registered and AIIB is unable to appoint a successor depositary within five business days of its receipt of such notice;

•	AIIB delivers to the Fiscal Agent a written notice executed by an authorized officer of AIIB that the Global Note shall be exchangeable; or

•	an event of default entitling the holders of the Global Note to accelerate the maturity thereof has occurred and is continuing with respect to such Global Note.

AIIB would issue definitive Notes in this way:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of multiples of US$1,000.

Any definitive Notes issued in this way would be registered in the names and denominations requested by DTC.

Payments on the Notes

The Global Note

The Fiscal Agent will make payments of principal of, and interest on, the Global Note to Cede & Co., the nominee for DTC, as the registered owner. The principal of, and interest on, the Notes will be payable in immediately available funds in U.S. dollars.

AIIB understands that it is DTC’s current practice, upon DTC’s receipt of any payment of principal of, or interest on, global securities such as the Global Note, to credit the accounts of DTC account holders with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC. Payments by DTC account holders to owners of beneficial interests in the Global Note held through these account holders will be the responsibility of the account holders, as is now the case with securities held for the accounts of customers registered in “street name.”

Neither AIIB nor the Fiscal Agent will have any responsibility or liability for any aspect of DTC’s or its account holders’ records relating to, or payments made on account of, beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

“Street name” and other owners of beneficial interests in the Global Note should consult their banks or brokers for information on how they will receive payments.

Definitive Notes

Payment of the principal of definitive Notes, if any exist, may be made at the office of the Fiscal Agent and/or any paying agent appointed for such purpose. Payment of the interest on definitive Notes will be paid by wire transfer or by check mailed to you if you are a registered holder of definitive Notes.

Unclaimed Payments on the Notes

Any monies paid by AIIB to the Fiscal Agent or any paying agent for the payment of the principal of (or premium, if any) or interest on any Notes and remaining unclaimed at the end of two years after such principal (or premium) or interest (as applicable) shall have become due and payable (whether at maturity or otherwise) shall, together with any interest earned thereon, be repaid to AIIB upon its written request. Upon such repayment, all liability of the Fiscal Agent and any paying agent with respect thereto shall cease.

Transfer and Exchange of the Notes

The Global Note

Except as described below, the Global Note may be transferred, in whole and not in part, only to DTC, to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial Interests in the Global Note

Beneficial interests in the Global Note will be represented, and transfers of such beneficial interests will be made, through accounts of financial institutions acting on behalf of beneficial owners either directly as account holders, or indirectly through account holders, at DTC. Beneficial interests will be in multiples of US$1,000.

Definitive Notes

You may present definitive Notes, if any exist, for registration of transfer or exchange at the agency and trust services office of the Fiscal Agent in London, which AIIB has appointed as the security registrar and transfer agent for the Notes.

Exercise of Legal Rights Under the Notes

DTC may grant proxies or otherwise authorize DTC account holders (or persons holding beneficial interests in the Notes through DTC account holders) to exercise any rights of a legal holder of the Global Note or take any other actions that a holder is entitled to take under the Fiscal Agency Agreement or the Notes. Under its usual procedures, as soon as possible after a record date, DTC would mail an omnibus proxy to AIIB assigning Cede & Co.’s consenting or voting rights to those DTC account holders to whose accounts the Notes are credited on such record date. Accordingly, in order to exercise any rights of a holder of Notes, as an owner of a beneficial interest in the Global Note, you must rely on the procedures of DTC and, if you are not an account holder, on the procedures of the account holder through which you own your interest.

AIIB understands that, under existing industry practice, in the event that you, as an owner of a beneficial interest in the Global Note, desire to take any action that Cede & Co., as the holder of the Global Note, is entitled to take, Cede & Co. would authorize the relevant DTC account holder to take the action, and the account holder would authorize you, as an owner of a beneficial interest in the Global Note, through its accounts, to take the action or would otherwise act upon the instructions of beneficial owners owning through it.

Although DTC has agreed to the procedures described above in order to facilitate transfers of Notes among DTC account holders, DTC is under no obligation to perform or continue to perform such procedures, and these procedures may be modified or discontinued at any time.

“Street name” and other owners of beneficial interests in the Global Note should consult their banks or brokers for information on how to exercise and protect their rights in the Notes represented by the Global Note.

Certain Other Provisions

You should refer to “Description of the Notes” for a description of certain other provisions of the Notes and the Fiscal Agency Agreement.

UNITED STATES TAXATION

This section summarizes the material U.S. federal income tax consequences of owning the Notes. It is the opinion of Sullivan & Cromwell LLP, U.S. counsel to AIIB. It applies to you only if you acquire Notes in the offering at the offering price and you hold your Notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns Notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns Notes as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells Notes as part of a wash sale for tax purposes or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

If you purchase Notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986 (the “Code”), as amended, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If an entity treated as a partnership for U.S. federal tax purposes holds the Notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Notes.

Please consult your own tax advisor concerning the consequences of owning these Notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

U.S. Holders

This subsection describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income tax regardless of its source or

•

a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or if the trust has a valid election in place to be treated as a domestic trust.

If you are not a U.S. holder, this subsection does not apply to you and you should refer to “U.S. Alien Holders” below.

Payments of Interest

You will be taxed on interest on your Note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

The Notes may be issued with a de minimis amount of original issue discount (“OID”). While a U.S. holder is not required to include de minimis OID in income prior to the sale or maturity of the Notes, under recently enacted legislation, U.S. holders that maintain certain types of financial statements and that are subject to the accrual method of tax accounting will be required to include de minimis OID on the Notes in income no later than the time upon which they include such amounts in income on their financial statements. A U.S. holder of Notes that maintains financial statements should consult their tax advisors regarding the tax consequences to them of this legislation.

Purchase, Sale and Retirement of the Notes

Your tax basis in your Note generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your Note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and your tax basis in your Note. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between US$125,000 and US$250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

U.S. Alien Holders

This subsection describes the tax consequences to a U.S. alien holder. You are a U.S. alien holder if you are a beneficial owner of a Note and you are, for U.S. federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from a Note.

If you are a U.S. holder, this subsection does not apply to you.

Under U.S. federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a U.S. alien holder of a Note, interest on a Note paid to you is generally exempt from

U.S. federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a U.S. insurance business to which the interest is attributable, within the meaning of the Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•

derive the interest in the active conduct of a banking, financing or similar business within the United States, or are a corporation with a principal business of trading in stocks and securities for its own account.

Purchase, Sale, Retirement and Other Disposition of the Notes

If you are a U.S. alien holder of a Note, you generally would not be subject to U.S. federal income tax on gain realized on the sale, exchange or retirement of a Note unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the U.S. federal estate tax, the Notes will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally would apply to payments of principal and interest on a Note within the United States, and the payment of proceeds to you from the sale of a Note effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of interest payments) are notified by the Internal Revenue Services (the “IRS”) that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a U.S. alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to payments of principal and interest made to you outside the

United States by AIIB or another non-U.S. payor. You are also generally exempt from backup withholding and information reporting requirements in respect of payments of principal and interest made within the United States and the payment of the proceeds from the sale of a Note effected at a U.S. office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of a Note effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You may be able to obtain a refund or credit of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

UNDERWRITING

AIIB intends to offer the Notes through                as underwriters (the “Underwriters”). Subject to the terms and conditions of the underwriting agreement with AIIB, dated the date of this Prospectus, the Underwriters have agreed to purchase, and AIIB has agreed to sell to the Underwriters, US$1,000,000,000 in principal amount of Notes.

The underwriting agreement provides that the Underwriters are obligated to purchase all of the Notes if any are purchased.

The Underwriters propose to offer the Notes initially at the offering price on the cover page of this Prospectus.

The Underwriters may offer such Notes to selected dealers at the public offering price minus a selling concession of up to     % of the principal amount of the Notes. In addition, the Underwriters may allow, and those selected dealers may reallow, a selling concession to certain other dealers of up to     % of the principal amount of the Notes. After the initial offering, the Underwriters may change the public offering price and other selling terms.

AIIB has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.

The total expenses of the offering, excluding underwriting discounts and commissions, are estimated to amount to approximately US$            .

The Notes are a new issue of securities with no established trading market. AIIB has been advised by the Underwriters that they presently intend to make a market in the Notes after completion of the offering. However, the Underwriters are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given with respect to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

In connection with this offering, the Underwriters may, subject to applicable laws and regulations, purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of Notes than it is required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this document relates (including any invitation, offer or agreement to subscribe, purchase or otherwise acquire the notes) is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Other relationships

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

The Underwriters and their respective affiliates may have performed, and may in the future perform, investment banking, commercial banking and advisory services for AIIB from time to time for which they have received customary fees and expenses. The Underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for AIIB in the ordinary course of their business with AIIB. They may have received or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of AIIB. If the Underwriters or their respective affiliates have a lending relationship with AIIB, the Underwriters or certain of their affiliates may routinely hedge their credit exposure to AIIB, consistent with their customary risk management policies. Such exposure may be hedged by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in the securities of AIIB, including potentially the Notes. Any such credit default swaps or short positions may affect future trading prices of the Notes. The Underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

MIFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the Underwriters’ target market assessment in respect of the Notes has led them to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”) and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

AIIB does not qualify as an “investment firm,” “manufacturer” or “distributor” for the purposes of MiFID II.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon on behalf of AIIB by Sullivan & Cromwell LLP and on behalf of the Underwriters by Latham & Watkins LLP. Sullivan & Cromwell LLP and counsel to the Underwriters may rely as to certain matters on the opinion of AIIB’s Office of the General Counsel.

EXPERTS

The financial statements as of December 31, 2017 and for the year then ended and as of December 31, 2016 and for the period from January 16, 2016 to December 31, 2016 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers, independent auditor, given on the authority of said firm as experts in auditing and accounting.

REVIEW OF UNAUDITED CONDENSED FINANCIAL STATEMENTS BY INDEPENDENT ACCOUNTANTS

With respect to the unaudited financial information of Asian Infrastructure Investment Bank for the nine-month period ended September 30, 2018, included in this registration statement, PricewaterhouseCoopers reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated November 15, 2018 appearing herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers within the meaning of Sections 7 and 11 of the Act.

AUTHORIZED REPRESENTATIVE

AIIB’s authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE INFORMATION

This registration statement of which this Prospectus forms a part, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Index to Financial Statements as of and for the years ended December 31, 2017 and December 31, 2016 (beginning on January 16, 2016, the date of commencement of AIIB’s operations) and the Unaudited Interim Condensed Financial Statements as of and for the nine months ended September 30, 2018

ASIAN INFRASTRUCTURE INVESTMENT BANK

AUDITOR’S REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

Independent Auditor’s Report

To the Board of Governors of the Asian Infrastructure Investment Bank:

Opinion

What we have audited

The financial statements of Asian Infrastructure Investment Bank (the “Bank”) set out on pages 1 to 48, which comprise:

•	the statement of comprehensive income for the year ended December 31, 2017;

•	the statement of financial position as at December 31, 2017;

•	the statement of changes in equity for the year ended December 31, 2017;

•	the statement of cash flows for the year ended December 31, 2017; and

•	the notes to the financial statements, which include a summary of significant accounting policies.

Our opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Bank as at December 31, 2017, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Bank in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (“IESBA Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation of the financial statements that give a true and fair view in accordance with IFRSs, and for such internal control as management determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intend to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, April 10, 2018

CONTENTS

FINANCIAL STATEMENTS

ASIAN INFRASTRUCTURE INVESTMENT BANK

Statement of Comprehensive Income

For the year ended December 31, 2017

In thousands of US Dollars	Note	For the year ended December 31, 2017	For the period from January 16, 2016 to December 31, 2016
Interest income	C1	124,193	23,455
Interest expense	C1	—	—

Net interest income		124,193	23,455
Net fee and commission expense	C2	(866)	(70)
Net gain on investments at fair value through profit or loss	C5	53,783	14,873
Impairment provision	C6	(9,088)	(277)
General and administrative expenses	C3	(56,098)	(30,658)
Net foreign exchange loss		(58)	(26)

Operating profit for the year/period		111,866	7,297
Accretion of paid-in capital receivables	C7	140,442	160,063

Net profit for the year/period		252,308	167,360
Other comprehensive income		—	—

Total comprehensive income		252,308	167,360

Attributable to:
Equity holders of the Bank		252,308	167,360

The accompanying notes are an integral part of these financial statements.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Statement of Financial Position

As at December 31, 2017

In thousands of US Dollars	Note	December 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	C4	1,104,866	1,281,992
Term deposits	C4	5,885,854	2,292,141
Investments at fair value through profit or loss	C5	3,255,140	3,179,873
Funds deposited for co-financing arrangements		1,592	23,623
Loan investments, at amortized cost	C6	773,238	9,553
Paid-in capital receivables	C7	7,948,901	11,007,227
Intangible assets		1,032	—
Other assets	C8	1,983	958

Total assets		18,972,606	17,795,367

Liabilities
Other liabilities	C9	13,587	5,538

Total liabilities		13,587	5,538

Members’ equity
Paid-in capital	C10	19,000,300	18,065,400
Reserve for accretion of paid-in capital receivables		(160,444)	(282,868)
Retained earnings		119,163	7,297

Total members’ equity		18,959,019	17,789,829

Total liabilities and members’ equity		18,972,606	17,795,367

The accompanying notes are an integral part of these financial statements.

/s/ Jin Liqun	/s/ Thierry de Longuemar
Mr. Jin Liqun President	Mr. Thierry de Longuemar Vice President and Chief Financial Officer

/s/ Jae Hoon Yoo
Mr. Jae Hoon Yoo Controller

ASIAN INFRASTRUCTURE INVESTMENT BANK

Statement of Changes in Equity

For the year ended December 31, 2017

In thousands of US Dollars	Note	Subscribed capital	Less: callable capital	Paid-in capital	Reserve for accretion of paid-in capital receivables	Retained earnings	Total members’ equity
January 16, 2016		—	—	—	—	—	—

Capital subscription and contribution		90,327,000	(72,261,600)	18,065,400	—	—	18,065,400
Net profit for the period		—	—	—	—	167,360	167,360
Paid-in capital receivables – accretion effect		—	—	—	(442,931)	—	(442,931)
Transfer of accretion	C7	—	—	—	160,063	(160,063)	—

December 31, 2016	C10	90,327,000	(72,261,600)	18,065,400	(282,868)	7,297	17,789,829

January 1, 2017		90,327,000	(72,261,600)	18,065,400	(282,868)	7,297	17,789,829

Capital subscription and contribution		4,674,100	(3,739,200)	934,900	—	—	934,900
Net profit for the year		—	—	—	—	252,308	252,308
Paid-in capital receivables – accretion effect		—	—	—	(18,018)	—	(18,018)
Transfer of accretion	C7	—	—	—	140,442	(140,442)	—

December 31, 2017	C10	95,001,100	(76,000,800)	19,000,300	(160,444)	119,163	18,959,019

The accompanying notes are an integral part of these financial statements.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Statement of Cash Flows

For the year ended December 31, 2017

In thousands of US Dollars	Note	For the year ended December 31, 2017	For the period from January 16, 2016 to December 31, 2016
Cash flows from operating activities
Net profit for the year/period		252,308	167,360
Adjustments for:
Interest income from term deposits		(104,710)	(17,141)
Accrued interest on funds deposited for co-financing arrangements		(167)	—
Accretion of paid-in capital receivables	C7	(140,442)	(160,063)
Net gain on investments at fair value through profit or loss	C5	(53,783)	(14,873)
Impairment provision	C6	9,088	277
Depreciation and amortization		193	—
Increase in loan investments	C6	(768,681)	(9,830)
Decrease/(Increase) in funds deposited for co-financing arrangements		22,198	(23,623)
Increase in other assets		(1,651)	(958)
Increase in other liabilities		3,957	5,538

Net cash used in operating activities		(781,690)	(53,313)

Cash flows from investing activities
Investment purchases	C5	(21,484)	(3,165,000)
Increase in term deposits, net of interest received		(3,489,003)	(2,275,000)
Intangible assets		(222)	—
Property improvements		(232)	—
Computer hardware		(145)	—

Net cash used in investing activities		(3,511,086)	(5,440,000)

Cash flows from financing activities
Capital contributions received	C7	4,115,650	6,775,305

Net cash from financing activities		4,115,650	6,775,305

Net (decrease)/increase in cash and cash equivalents		(177,126)	1,281,992
Cash and cash equivalents at beginning of year/period		1,281,992	—

Cash and cash equivalents at end of year/period	C4	1,104,866	1,281,992

The accompanying notes are an integral part of these financial statements.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

A GENERAL INFORMATION

Asian Infrastructure Investment Bank (the “Bank” or the “AIIB”) is a multilateral development bank. In June 2015, representatives from 57 countries signed the Articles of Agreement (the “AOA”). The AOA entered into force on December 25, 2015. The Bank commenced operations on January 16, 2016. The principal office of the Bank is located in Beijing, the People’s Republic of China (the “PRC”).

For the year ended December 31, 2017, the Bank has approved 27 new membership applications. As at December 31, 2017, the Bank’s total approved membership is 84, of which 61 have completed the membership process and have become members of the Bank in accordance with the AOA.

The purpose of the Bank is to: (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors; and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions.

The legal status, privileges, and immunities for the operation and functioning of the Bank in the PRC are agreed in the AOA and further defined in the Headquarters Agreement between the government of the People’s Republic of China (the “Government”) and the Bank on January 16, 2016.

These financial statements were signed by the President, the Vice President and Chief Financial Officer, and the Controller on April 10, 2018.

B ACCOUNTING POLICIES

B1 Basis of preparation

These financial statements for the Bank have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). According to By-Laws of the AIIB, the financial year of the Bank begins on January 1 and ends on December 31 of each year. For the year in which the Bank commenced operations, the financial year begins on the date the Bank commences operations and ends on December 31 of that year.

The Bank has adopted all of the IFRS standards and interpretations effective for annual periods beginning on January 1, 2017. In addition, the Bank has adopted IFRS 9 Financial Instruments (full version issued in July 2014 and mandatorily effective on January 1, 2018), IFRS 15 Revenue from Contracts with Customers (mandatorily effective on January 1, 2018), and IFRS 16 Leases (mandatorily effective on January 1, 2019) from the commencement of operations.

The financial statements have been prepared under the historical cost convention, except for those financial instruments measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in its process of applying the Bank’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where judgments or estimates are significant to the financial statements are disclosed in Note B4. The financial statements have been prepared on a going concern basis.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

B ACCOUNTING POLICIES

B2 New accounting pronouncements

The new accounting pronouncements, amendments and interpretations issued in 2017 do not have any significant impact on the operating results, financial position and comprehensive income of the Bank, based on the assessment of the Bank.

B3 Summary of significant accounting policies

B3.1 Functional currency and foreign currency transactions

The functional currency of the Bank and the presentation currency of the Bank are United States Dollar (“USD” or “US Dollar”).

Foreign currency transactions are initially translated into USD using exchange rates prevailing at the dates of the related transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss during the period in which they arise.

B3.2 Cash and cash equivalents

Cash and cash equivalents are items which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Deposits with a maturity of three months or less are classified as cash and cash equivalents.

B3.3 Financial instruments

B3.3.1 Financial assets

The Bank’s financial assets are classified into three categories:

(a) Amortized cost,

(b) Fair value through other comprehensive income (FVOCI), or

(c) Fair value through profit or loss (FVPL).

The basis of classification depends on the relevant business model and the contractual cash flow characteristics of the underlying financial asset.

(a) Classification of financial assets at amortized cost

The Bank classifies its financial assets at amortized cost only if both of the following criteria are met:

(i)	The financial asset is held within a business model having the objective of collecting the contractual cash flows; and

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

B ACCOUNTING POLICIES

B3 Summary of significant accounting policies (Continued)

B3.3 Financial instruments (Continued)

B3.3.1 Financial assets (Continued)

(a) Classification of financial assets at amortized cost (Continued)

(ii)	The contractual terms give rise, on specified dates, to cash flows that are solely payments of principal or interest on the principal outstanding.

The Bank applies the effective interest method to the amortized cost of a financial asset.

(b) Classification of financial assets at FVOCI

Financial assets at FVOCI comprise:

(i)

Financial assets having contractual cash flows which reflect solely payments of principal and interest on outstanding principal, and for which the objective of the related business model is achieved both by collecting contractual cash flows and selling financial assets, and

(ii)

Investments in equity instruments which are neither held for trading nor contingent consideration, and for which the Bank has made an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income (OCI) rather than profit or loss.

For (i) above, interest is calculated using the effective interest method and recognized in profit or loss. Except for gains or losses from impairment and foreign exchange, the financial asset is measured at FVOCI. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified to profit or loss.

For (ii) above, the accumulated fair value changes in OCI will not be reclassified to profit or loss in the future. Dividends on such investments are recognized in profit or loss, unless the dividend clearly represents a recovery of part of the cost of the investment.

(c) Classification of financial assets at FVPL

The Bank classifies the following financial assets at FVPL:

(i)	Financial assets that do not qualify for measurement at either amortized cost or FVOCI;

(ii)

Financial assets that are designated at initial recognition at FVPL irrevocably, when such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise;

(iii)	Investments in equity instruments that are held for trading; and

(iv)	Investments in equity instruments for which the entity has not elected to recognize fair value gains or losses through OCI.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

B ACCOUNTING POLICIES

B3 Summary of significant accounting policies (Continued)

B3.3 Financial instruments (Continued)

B3.3.2 Financial liabilities

The Bank’s financial liabilities are classified as either financial liabilities through FVPL or other financial liabilities, carried at amortized cost.

(a) Classification of financial liabilities at FVPL

Financial liabilities at FVPL have two subcategories, financial liabilities held for trading and those designated as FVPL on initial recognition. There were no financial liabilities classified as FVPL during the reporting period or as at December 31, 2017 and 2016.

(b) Other financial liabilities

Other financial liabilities are measured at amortized cost, using the effective interest method. The related interest expenses are recognized in profit or loss.

B3.3.3 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

A puttable financial instrument includes a contractual obligation for the issuer to repurchase or redeem that instrument for cash or another financial asset on exercise of the put. The puttable instrument that includes such an obligation is classified as an equity instrument when meeting all the generally required features being most subordinate class of shares with identical features and all have the same rights on liquidation.

B3.3.4 Impairment of financial instruments

Financial assets of the Bank that are measured at amortized cost (Note B3.3.1(a)), FVOCI (Note B3.3.1 (b) (i)) and certain unrecognized financial instruments such as loan commitments are subject to credit loss estimated through an expected credit loss (“ECL”) model, assessed on a forward-looking basis.

At each reporting date, the Bank assesses whether the credit risk of a financial instrument has increased significantly since initial recognition. When making this assessment, the Bank considers the change in the risk of a default occurring over the expected life of the financial instrument. To make this assessment, the Bank compares the risk of a default occurring as at the reporting date with the risk of a default occurring as at the date of initial recognition, based on reasonable and supportable information that is available without undue cost or effort and is indicative of significant increases in credit risk since initial recognition.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

B ACCOUNTING POLICIES

B3 Summary of significant accounting policies (Continued)

B3.3 Financial instruments (Continued)

B3.3.4 Impairment of financial instruments (Continued)

At each reporting date, the Bank measures the loss allowance for a financial instrument at either:

(i)	An amount equal to the lifetime ECL if the credit risk related to that financial instrument has increased significantly since initial recognition; or

(ii)	An amount equal to a 12-month ECL if the credit risk related to that financial instrument has not increased significantly since initial recognition.

The Bank measures ECL related to a financial instrument in a way that reflects:

(i)	An unbiased and probability-weighted amount determined by evaluating a range of possible outcomes;

(ii)	The time value of money; and

(iii)

Reasonable and supportable information that is available without undue cost or effort at the reporting date regarding relevant past events, current circumstances, and forecasts of future economic conditions.

The Bank identified financial assets as having credit impairment when one or more events that could have a detrimental impact on the estimated future cash flows of that financial asset have occurred.

The Bank recognizes the loss allowance of loan commitments as a provision. However, if a financial instrument includes both a loan (i.e. financial asset) and an undrawn commitment (i.e. loan commitment) component and the Bank cannot separately identify the ECL on the loan commitment component from those on the financial asset component, the ECL on the loan commitment is recognized together with the loss allowance for the financial asset. To the extent that the combined ECL exceed the gross carrying amount of the financial asset, the ECL is recognized as a provision.

B3.3.5 Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

For financial instruments traded in active markets, the determination of fair values of financial assets and financial liabilities is based on quoted market prices.

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, pricing service, or regulatory agency; and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If the above criteria are not met, the market is regarded as being inactive.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

B ACCOUNTING POLICIES

B3 Summary of significant accounting policies (Continued)

B3.3 Financial instruments (Continued)

B3.3.5 Determination of fair value (Continued)

For financial instruments not traded in active markets, fair value is determined using appropriate valuation techniques. Valuation techniques include the use of recent transaction prices, discounted cash flow analysis, option pricing models and others commonly used by market participants. These valuation techniques include the use of observable and/or unobservable inputs.

B3.3.6 Recognition and derecognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when, and only when, the Bank becomes a party to the contractual provisions of the instrument.

At initial recognition, the Bank measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability.

Before evaluating whether, and to what extent, derecognition is appropriate, the Bank determines whether the derecognition analysis should be applied to a part of a financial asset or a financial asset in its entirety. The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Bank neither transfers nor retains substantially all the risks and rewards of ownership and has not retained control of the transferred asset, the Bank derecognizes the financial asset and recognizes separately as assets or liabilities any rights and obligations created or retained in the transfer.

Upon derecognition of a financial asset in its entirety, the difference between the carrying amount of the asset and the sum of the consideration received and receivable and, where applicable, the cumulative gain or loss that had been recognized in other comprehensive income is reclassified to profit or loss, except for those investments in equity instruments designated as FVOCI.

Financial liabilities are derecognized when the related obligation is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the sum of the consideration paid and payable is recognized in the profit or loss.

B3.4 Property improvements

Property improvements are stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis to write down the cost of each asset to its residual value over its estimated useful economic life. Property improvements are depreciated over a useful economic life of no more than 3 years.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

B ACCOUNTING POLICIES

B3 Summary of significant accounting policies (Continued)

B3.5 Intangible assets

Intangible assets are stated at cost less accumulated amortization. Amortization is calculated on a straight line basis to write down the cost of each asset to its residual value over its estimated useful economic life. Intangible assets comprise computer software which is amortized over a useful economic life of no more than 3 years.

B3.6 Revenue

B3.6.1 Interest income

Interest income is calculated using the effective interest method. In this regard, the effective interest rate is applied to the gross carrying amount of a financial asset except for:

(i)	Purchased or originated credit-impaired financial assets, for which the credit adjusted effective interest rate is applied to the amortized cost of the financial assets from initial recognition; and

(ii)

Credit-impaired financial assets that have been recognized subsequent to initial recognition, for which the original effective interest rate is applied to the net carrying value in subsequent reporting periods.

With respect to (ii) above, in subsequent reporting periods, interest income is calculated by applying the effective interest rate to the gross carrying amount if the credit risk of the financial asset improves so that it is no longer credit impaired.

B3.6.2 Front-end and commitment fees

Front-end fees received by the Bank relating to the origination or acquisition of a financial asset are an integral part of generating an involvement with the resulting financial instrument and, accordingly, are an integral part of the effective interest rate of that financial instrument.

Commitment fees received by the Bank to originate a loan when the loan commitment is not measured at FVPL are treated as follows:

(i)

If it is probable that the Bank will enter into a specific lending arrangement, it is an integral part of the effective interest rate of a financial instrument. If the commitment expires without the Bank making the loan, the fee is recognized as revenue at expiration of the commitment.

(ii)

If it is likely that a specific lending arrangement will not be entered into, it is not an integral part of the effective interest rate of the financial instrument, the fee is accounted for as revenue over the commitment period.

B3.6.3 Administration fees

Administration fees are recognized as revenue throughout the period that the services are rendered.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

B ACCOUNTING POLICIES

B3 Summary of significant accounting policies (Continued)

B3.6 Revenue (Continued)

B3.7 Employee benefits

Employee benefits represent considerations given, and are expenditures incurred by the Bank, in exchange for services rendered by employees or for termination of employment contracts. These benefits include short-term employee benefits and contributions to defined contribution plans.

Short-term employee benefits

During the reporting period in which an employee has rendered services, the Bank recognizes the short-term employee benefits payable for those services as a liability with a corresponding increase in the related expense. Short-term employee benefits include base salary and location premiums, pre-retirement medical insurance, life insurance, accidental death and disability provision, death grant, leave, travel accident coverage, long-term disability, multipurpose loans to staff as well as flexible allowance and resettlement allowance which are special allowances for staff recruited globally.

Defined contribution plans

A defined contribution plan is a retirement plan under which the Bank pays fixed contributions into a separate entity. When an employee has rendered service to the Bank during a period, the Bank recognizes a contribution payable to a defined contribution plan in exchange for that service, along with the related expense. Defined contribution plans include defined contribution retirement plans and post-retirement medical benefit plans.

B3.8 Leases

A lease contract is one which conveys the right to control the use of an asset for a specified period of time. The lease liability is measured as the present value of the payments that are not paid at the date of recognition discounted at the leases’ implicit interest rate. The right of use asset is measured at cost, consisting of the lease liability plus any payments made before the commencement of lease and less any lease incentives.

B3.9 Dividends

Dividend distributions to the Bank’s members are recognized as a liability in the period in which the dividends are approved by the Board of Governors.

B3.10 Current and noncurrent presentation

The Bank presents its assets and liabilities in the order of liquidity as this provides more relevant information.

B3.11 Taxation

In accordance with Article 51 of the AOA, within the scope of its official activities, the Bank, its assets, property, income, and its operations and transactions, shall be exempt from all taxation and

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

B ACCOUNTING POLICIES

B3 Summary of significant accounting policies (Continued)

B3.11 Taxation (Continued)

from all custom duties in its member countries. Article 51 also exempts the Bank from any obligation for the payment, withholding, or collection of any tax or duty.

B4 Critical accounting estimates and judgments in applying accounting policies

The Bank makes estimates and assumptions that affect the amounts recognized in the financial statements, and the carrying amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgments, apart from those involving estimations, in the process of applying the accounting policies. Judgments that have the most significant effect on the amounts recognized in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

B4.1 Impairment losses on financial instruments

The measurement of the ECL allowance for financial assets measured at amortized cost requires extensive financial modelling and significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses).

A number of significant judgments are also required in measuring ECL, which include:

•	Determining criteria for significant increase in credit risk and definition of default;

•	Choosing appropriate models and assumptions for the measurement of ECL;

•	Establishing the number and probability of forward-looking scenarios for each type of product; and

•	Assigning exposures through an internal credit grading process.

Details of the inputs, assumptions, and estimation techniques used in measuring ECL are further disclosed in Note D3, which also presents sensitivities of the ECL.

B4.2 Measurement of fair value

Paid-in capital receivables are initially measured at fair value. The Bank is required to use valuation techniques to determine the fair value. The Bank made judgments about the expected timing of future cash flows and the appropriate discount rate to apply. If the interest rate were changed +/-1 basis point (“bps”), the carrying amount of the capital receivables as at December 31, 2017 would have decreased/increased by approximately USD1.09 million (2016: USD3 million).

B4.3 Structured entity consolidation

The Bank manages AIIB’s Project Preparation Special Fund (the “Special Fund”), and has made a judgment on whether or not, for accounting purposes, it is the principal or an agent, to assess whether

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

B ACCOUNTING POLICIES

B4 Critical accounting estimates and judgments in applying accounting policies (Continued)

B4.3 Structured entity consolidation (Continued)

the Bank controls the Special Fund and should consolidate it. The Bank identified the Special Fund’s assets as a “silo” when conducting its consolidation assessment. When performing this assessment, the Bank considered several factors including, among other things, the scope of its decision-making authority over the structured entity, the rights held by other parties, the remuneration to which it is entitled in accordance with the related agreements for the administration services and the Bank’s exposure to variability of returns from other interests that it holds in the structured entity. The Bank is not exposed to any significant variability in its returns and as such was deemed to not control the Special Fund. The Bank performs re-assessment periodically.

Detailed information about the unconsolidated structured entity is set out in Note C13.

C DISCLOSURE NOTES

C1 Interest income and expense

	For the year ended December 31, 2017	For the period from January 16, 2016 to December 31, 2016
Interest income
Loan investments (1)	11,795	6
Cash and deposits	112,398	23,449

Total interest income	124,193	23,455
Interest expense	—	—

Total interest expense	—	—
Net interest income	124,193	23,455

(1)

Interest income for loan investments includes amortization of front-end fees, commitment fees and other incremental and directly related costs in relation to loan origination that are an integral part of the effective interest rate of those loans.

C2 Net fee and commission expense

	For the year ended December 31, 2017	For the period from January 16, 2016 to December 31, 2016
Special Fund administration fee (Note C13)	70	100
Loan service fee	49	—

Total fee and commission income	119	100
Co-financing service fee	(985)	(170)

Total fee and commission expense	(985)	(170)
Net fee and commission expense	(866)	(70)

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

C DISCLOSURE NOTES

C3 General and administrative expenses

	For the year ended December 31, 2017	For the period from January 16, 2016 to December 31, 2016
Staff costs (1)	25,226	12,226
Professional service expenses	12,607	6,729
IT services	5,691	3,170
Facilities and administration expenses	5,028	4,553
Travelling expenses	4,186	2,102
Auditor’s remuneration	1,000	455
Others	2,360	1,423

Total general and administrative expenses	56,098	30,658

(1)	Staff costs

	For the year ended December 31, 2017	For the period from January 16, 2016 to December 31, 2016
Short-term employee benefits	22,092	10,826
Defined contribution plans	3,120	1,391
Others	14	9

Total	25,226	12,226

Refer to Note C14 for details of key management remuneration.

C4 Cash and deposits with banks

	December 31, 2017	December 31, 2016
Cash	—	—
Deposits with banks
- Demand deposits	457,124	4,488
- Term deposits	6,533,596	3,569,645

Total cash and deposits with banks	6,990,720	3,574,133

Less: term deposits with maturity more than 3 months (1)	(5,885,854)	(2,292,141)

Total cash and cash equivalents	1,104,866	1,281,992

(1)	Term deposits with maturity more than 3 months have maturities up to 24 months.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

C DISCLOSURE NOTES

C5 Investments at fair value through profit or loss

	For the year ended December 31, 2017	For the period from January 16, 2016 to December 31, 2016
As at beginning of year/period	3,179,873	—
Additions	21,484	3,165,000
Fair value gain, net	53,783	14,873

Total investments at fair value through profit or loss	3,255,140	3,179,873

Analysis of investments at fair value through profit or loss:

	December 31, 2017	December 31, 2016
Trust Fund (a)	3,236,448	3,179,873
LP Fund (b)	18,692	—

Total investments at fair value through profit or loss	3,255,140	3,179,873

The Bank has the following investments in certain unconsolidated structured entities:

(a)

The Bank places funds with an external counterparty in a trust fund account (the “Trust Fund”), which, in accordance with the related Administrative Agreement between the Bank and the counterparty, reinvests the funds in a larger collective pool of investments (the “Pool”) in accordance with the investment mandate for the entire Pool. Notional allocations within the Pool are made, subject to the Investment Framework agreement between the Bank and the counterparty, to create a model portfolio exposure, as the basis for determining the fair value of the Trust Fund. The Bank classifies this investment as a single unit of account measured at fair value through profit or loss. Fees charged for the administration of the Trust Fund are comprised of a flat fee based upon average assets under management and full-cost recovery of the counterparty’s staff costs, related benefits and allocated overhead related to administering the Pool.

The counterparty does not guarantee any investment return or the principal amount deposited. The Trust Fund reports its notional allocation in the Pool as one class of financial assets.

(b)

The Bank also invests in a Limited Partnership Fund (“LP Fund”). The LP Fund is an Emerging Asia growth-focused private equity fund with a returns-driven strategy, selectively investing growth capital across multiple sectors. The LP Fund is managed by the General Partner who makes all investment decisions on behalf of the Limited Partners. The Bank, along with other investors, has entered into the Fund as a Limited Partner with a capital commitment which will be drawn down over the life of the LP Fund, based on drawdown notices sent by the General Partner. The management fee is payable on a quarterly basis.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

C DISCLOSURE NOTES

C6 Loan investments, loan commitments and related ECL allowance

Loan investments	December 31, 2017	December 31, 2016
Gross carrying amount	778,511	9,830
ECL allowance	(5,273)	(277)

Net carrying amount	773,238	9,553

The following table sets out overall information about the credit quality of loan investments and loan commitments issued for effective contracts as at December 31, 2017. The gross amounts of loans include the transaction costs and fees that are capitalized through the effective interest method.

	December 31, 2017	December 31, 2016
Loan investments, gross carrying amount	778,511	9,830
Loan commitments	1,947,528	334,305

	2,726,039	344,135
Total ECL allowance (a)	(9,365)	(277)

	2,716,674	343,858

(a)	As at December 31, 2017, ECL related to loan commitments were USD4.09 million, presented as a provision in Note C9.

C7 Paid-in capital receivables

According to the AOA, payments for paid-in capital (refer to Note C10) are due in five installments, with the exception of members designated as less developed countries, who may pay in ten installments. Paid-in capital receivables represent amounts due from members in respect of paid-in capital. These amounts are initially recognized at fair value and subsequently measured at amortized costs. The fair value discount is accreted through income using the effective interest method. For the year ended December 31, 2017, a total discount of USD18 million (2016: USD443 million) was debited into reserve. An amount of USD140 million (2016: USD160 million) has been accreted through income in the current year.

Members	Paid-in capital receivables at amortized cost as at
	December 31, 2017	December 31, 2016
Afghanistan	13,268	—
Australia	289,241	430,896
Austria	39,260	58,488
Azerbaijan	30,151	39,999
Bangladesh	86,925	98,609
Brunei Darussalam	4,114	6,129

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

C DISCLOSURE NOTES

C7 Paid-in capital receivables (Continued)

Members	Paid-in capital receivables at amortized cost as at
	December 31, 2017	December 31, 2016
Cambodia	8,249	9,359
China	2,335,329	3,479,854
Denmark	29,075	44,043
Egypt	51,036	102,081
Ethiopia	7,127	—
Fiji	1,898	—
Finland	36,781	48,753
France	265,470	395,954
Georgia	4,235	6,310
Germany	351,383	523,473
Hong Kong, SAR	118,497	—
Hungary	15,491	—
Iceland	1,375	2,052
India	657,150	979,699
Indonesia	264,210	394,036
Iran	123,411	—
Ireland	20,144	—
Israel	59,015	58,368
Italy	202,212	301,572
Jordan	9,320	13,892
Kazakhstan	86,548	114,798
Korea	292,963	436,442
Kyrgyz Republic	3,580	4,153
Lao PDR	5,664	6,424
Luxembourg	5,442	8,106
Malaysia	12,913	—
Maldives	911	1,031
Malta	1,060	1,580
Mongolia	3,215	4,791
Myanmar	34,429	38,995
Nepal	10,639	12,063
Netherlands	80,832	120,420
New Zealand	36,165	53,876
Norway	65,134	86,287
Oman	30,688	30,320
Pakistan	122,341	162,072
Philippines	76,681	192,537
Poland	65,447	97,622
Portugal	7,674	—
Qatar	47,473	71,024

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

C DISCLOSURE NOTES

C7 Paid-in capital receivables (Continued)

Members	Paid-in capital receivables at amortized cost as at
	December 31, 2017	December 31, 2016
Russia	512,461	763,574
Saudi Arabia	200,573	299,384
Singapore	19,591	29,186
Spain	136,659	—
Sri Lanka	31,863	42,232
Sweden	74,623	98,908
Switzerland	83,706	110,959
Tajikistan	4,702	5,251
Thailand	112,058	167,149
Timor-Leste	2,440	—
Turkey	205,374	306,373
United Arab Emirates	93,284	139,159
United Kingdom	361,402	478,770
Uzbekistan	17,256	25,714
Vietnam	78,743	104,460

Total paid-in capital receivables	7,948,901	11,007,227

As at December 31, 2017, the contractual undiscounted paid-in capital receivables overdue amounting to USD346.04 million (December 31, 2016: USD433.80 million) (Note C10), because of an administrative delay but are not considered as impaired. Of this amount, USD342.44 million was collected by the date of signing of the 2017 financial statements (2016: USD433.18 million) (Note C15).

As at December 31, 2017, USD4,021 million (December 31, 2016: USD3,856 million) of the above balance is due within 12 months from the reporting date.

	For the year ended December 31, 2017	For the period from January 16, 2016 to December 31, 2016
As at beginning of year/period	11,007,227	—
Paid-in capital receivables originated	916,882	17,622,469
Contributions received	(4,115,650)	(6,775,305)
Accretion to profit or loss	140,442	160,063

Carrying amount	7,948,901	11,007,227

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

C DISCLOSURE NOTES

C8 Other assets

	December 31, 2017	December 31, 2016
Tax refund receivable	750	305
Property improvements	271	168
Computer hardware	238	—
Prepaid co-financing service fee	63	175
Others	661	310

Total other assets	1,983	958

C9 Other liabilities

	December 31, 2017	December 31, 2016
Accrued expenses	8,080	5,102
Provision – ECL allowance (Note C6)	4,092	—
Staff costs payable	1,205	436
Deferred administration fee (Note C14)	210	—

Total other liabilities	13,587	5,538

C10 Share capital

	December 31, 2017	December 31, 2016
Authorized capital	100,000,000	100,000,000
– Allocated
– Subscribed	95,001,100	90,327,000
– Unsubscribed	3,277,600	7,824,400
– Unallocated	1,721,300	1,848,600

Total authorized capital	100,000,000	100,000,000

Subscribed capital	95,001,100	90,327,000
Less: callable capital	(76,000,800)	(72,261,600)

Paid-in capital	19,000,300	18,065,400

Paid-in capital comprises:
– amounts received	10,890,955	6,775,305
– amounts due but not yet received	346,040	433,795
– amounts not yet due	7,763,305	10,856,300

Total paid-in capital	19,000,300	18,065,400

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

C DISCLOSURE NOTES

C10 Share capital (Continued)

In accordance with Articles 4 and 5 of the AOA, the initial authorized capital stock of the Bank is USD100 billion, divided into 1,000,000 shares, which shall be available for subscription only by members.

The original authorized capital stock is divided into paid-in shares and callable shares, with paid-in shares having an aggregate par value of USD20 billion and callable shares having an aggregate par value of USD80 billion.

Payment of the amount subscribed to the callable capital stock of the Bank shall be subject to call only as and when required by the Bank to meet its liabilities. Calls on unpaid subscriptions shall be uniform in percentage on all callable shares.

In accordance with Article 37 of the AOA, any member may withdraw from the Bank at any time by delivering a notice in writing to the Bank at its principal office. A withdrawing member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the withdrawal notice. At the time a country ceases to be a member, the Bank shall arrange for the repurchase of such country’s shares by the Bank as a part of the settlement of accounts with such country.

Members	Total shares	Subscribed capital	Callable capital	Paid-in capital	Paid-in capital received	Paid-in capital not yet received
Afghanistan	866	86,600	69,300	17,300	3,460	13,840
Australia	36,912	3,691,200	2,953,000	738,200	442,920	295,280
Austria	5,008	500,800	400,600	100,200	60,120	40,080
Azerbaijan	2,541	254,100	203,300	50,800	20,320	30,480
Bangladesh	6,605	660,500	528,400	132,100	39,630	92,470
Brunei Darussalam	524	52,400	41,900	10,500	6,300	4,200
Cambodia	623	62,300	49,800	12,500	3,750	8,750
China	297,804	29,780,400	23,824,300	5,956,100	3,573,660	2,382,440
Denmark	3,695	369,500	295,600	73,900	44,340	29,560
Egypt	6,505	650,500	520,400	130,100	78,060	52,040
Ethiopia	458	45,800	36,600	9,200	1,840	7,360
Fiji	125	12,500	10,000	2,500	500	2,000
Finland	3,103	310,300	248,200	62,100	24,840	37,260
France	33,756	3,375,600	2,700,500	675,100	405,060	270,040
Georgia	539	53,900	43,100	10,800	6,480	4,320
Germany	44,842	4,484,200	3,587,400	896,800	538,080	358,720
Hong Kong, SAR	7,651	765,100	612,100	153,000	30,600	122,400
Hungary	1,000	100,000	80,000	20,000	4,000	16,000
Iceland	176	17,600	14,100	3,500	2,100	1,400
India	83,673	8,367,300	6,693,800	1,673,500	1,004,100	669,400
Indonesia	33,607	3,360,700	2,688,600	672,100	403,260	268,840
Iran	15,808	1,580,800	1,264,600	316,200	189,725	126,475

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

C DISCLOSURE NOTES

C10 Share capital (Continued)

Members	Total shares	Subscribed capital	Callable capital	Paid-in capital	Paid-in capital received	Paid-in capital not yet received
Ireland	1,313	131,300	105,000	26,300	5,260	21,040
Israel	7,499	749,900	599,900	150,000	90,000	60,000
Italy	25,718	2,571,800	2,057,400	514,400	308,640	205,760
Jordan	1,192	119,200	95,400	23,800	14,280	9,520
Kazakhstan	7,293	729,300	583,400	145,900	58,360	87,540
Korea	37,387	3,738,700	2,991,000	747,700	448,620	299,080
Kyrgyz Republic	268	26,800	21,400	5,400	1,620	3,780
Lao PDR	430	43,000	34,400	8,600	2,580	6,020
Luxembourg	697	69,700	55,800	13,900	8,340	5,560
Malaysia	1,095	109,500	87,600	21,900	8,760	13,140
Maldives	72	7,200	5,800	1,400	420	980
Malta	136	13,600	10,900	2,700	1,620	1,080
Mongolia	411	41,100	32,900	8,200	4,920	3,280
Myanmar	2,645	264,500	211,600	52,900	15,870	37,030
Nepal	809	80,900	64,700	16,200	4,860	11,340
Netherlands	10,313	1,031,300	825,000	206,300	123,780	82,520
New Zealand	4,615	461,500	369,200	92,300	55,380	36,920
Norway	5,506	550,600	440,500	110,100	44,040	66,060
Oman	2,592	259,200	207,400	51,800	20,720	31,080
Pakistan	10,341	1,034,100	827,300	206,800	82,720	124,080
Philippines	9,791	979,100	783,300	195,800	117,480	78,320
Poland	8,318	831,800	665,400	166,400	99,840	66,560
Portugal	650	65,000	52,000	13,000	5,200	7,800
Qatar	6,044	604,400	483,500	120,900	72,540	48,360
Russia	65,362	6,536,200	5,229,000	1,307,200	784,320	522,880
Saudi Arabia	25,446	2,544,600	2,035,700	508,900	305,340	203,560
Singapore	2,500	250,000	200,000	50,000	30,000	20,000
Spain	17,615	1,761,500	1,409,200	352,300	211,380	140,920
Sri Lanka	2,690	269,000	215,200	53,800	21,520	32,280
Sweden	6,300	630,000	504,000	126,000	50,400	75,600
Switzerland	7,064	706,400	565,100	141,300	56,520	84,780
Tajikistan	309	30,900	24,700	6,200	1,240	4,960
Thailand	14,275	1,427,500	1,142,000	285,500	171,300	114,200
Timor-Leste	160	16,000	12,800	3,200	640	2,560
Turkey	26,099	2,609,900	2,087,900	522,000	313,200	208,800
United Arab Emirates	11,857	1,185,700	948,600	237,100	142,260	94,840
United Kingdom	30,547	3,054,700	2,443,800	610,900	244,360	366,540
Uzbekistan	2,198	219,800	175,800	44,000	26,400	17,600
Vietnam	6,633	663,300	530,600	132,700	53,080	79,620

Total	950,011	95,001,100	76,000,800	19,000,300	10,890,955	8,109,345

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

C DISCLOSURE NOTES

C11 Reserves

Based on Article 18.1 of the AOA, the Board of Governors shall determine at least annually what part of the net income of the Bank shall be allocated, after making provision for reserves, to retained earnings or other purposes and what part, if any, shall be distributed to the members.

C12 Distribution

Distributable retained earnings as at December 31, 2017 were USD119.16 million (December 31, 2016: USD7.30 million). As at December 31, 2017, USD140.44 million (December 31, 2016: USD160.06 million) of retained earnings has been transferred to reserve for accretion of the paid-in capital receivables.

No dividends were declared during the reporting period.

C13 Unconsolidated structured entity

The Special Fund established and administered by the Bank based on Article 17.1 of the AOA is an unconsolidated structured entity for accounting purposes. The objective of the Special Fund is to support and facilitate the preparation of projects for the benefit of one or more members of the Bank that, at the time when the decision to extend the grant is made by the Bank, are classified as recipients of financing from the International Development Association, including Blend countries; however, the projects that benefit other members may also be eligible for such assistance in exceptional circumstances, such as innovative and complex projects and regional or cross-border projects with significant regional impacts. Consistent with Article 10 of the Bank’s AOA, the resources of the Special Fund shall at all times and in all respects be held, used, committed, invested or otherwise disposed of entirely separately from the Bank’s ordinary resources.

The resources of the Special Fund consist of: (a) amounts accepted from any member of the Bank, any of its political or administrative sub-divisions, or any entity under the control of the member or such sub-divisions or any other country, entity or person approved by the President may become a contributor to the Special Fund; (b) income derived from investment of the resources of the Special Fund; and (c) funds reimbursed to the Special Fund, if any.

The full cost of administering the Special Fund is charged to that Special Fund. The Bank charges an administration fee equal to 1% of any contribution, and the Special Fund bears all expenses appertaining directly to operations financed from the resources of the Special Fund.

As at December 31, 2017, the Special Fund had aggregate contributions received amounting to USD38 million (December 31, 2016: USD10 million). The Bank, acting as administrator of the Special Fund, receives administration fees. For the year ended December 31, 2017, fees recognized as income amounted to USD0.07 million (for the period from January 16, 2016 to December 31, 2016: USD0.10 million) (Note C2).

The Bank is not obliged to provide financial support to the Special Fund.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

C DISCLOSURE NOTES

C14 Related party transactions

Parties are generally considered to be related if the parties are under common control, or one party has the ability to control the other party or can exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely to the legal form.

Outstanding balances with related parties were as follows:

	December 31, 2017		December 31, 2016
	Key management personnel	Other related parties	Key management personnel	Other related parties
Assets – loans granted	100	—	23	—
Other liabilities (Note C9)	—	210	—	—

The income and expense items affected by transactions with related parties were as follows:

	For the year ended December 31, 2017		For the period from January 16, 2016 to December 31, 2016
	Key management personnel	Other related parties	Key management personnel	Other related parties
Income	—	70	—	100
Expense	—	—	—	—

Income from other related parties relates to the Special Fund administration fee (Note C13).

Key management personnel

Key management personnel are those persons who have the authority and responsibility to plan, direct, and control the activities of the Bank. Key management personnel of the Bank is defined as the members of the Bank’s Executive Committee, that is, in accordance with the Terms of Reference of the Executive Committee, the President, Vice Presidents, the General Counsel and the Chief Risk Officer.

During the year ended December 31, 2017, other than loans granted to key management personnel as disclosed above, the Bank had no other material transactions with key management personnel.

The compensation of key management personnel during the year comprises short-term employee benefits of USD3.31 million (2016: USD2.12 million) and defined contribution plans of USD0.54 million (2016: USD0.30 million).

Use of office building

In accordance with Article 5 of the Headquarters Agreement, the Government provides a permanent office building and the temporary office accommodation to the Bank, free of charge.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

C DISCLOSURE NOTES

C15 Events after the end of the reporting period

Subsequent to December 31, 2017, USD342.44  million of paid-in capital receivables that were overdue has been received by the Bank from members.

D FINANCIAL RISK MANAGEMENT

D1 Overview

The Bank adopts a proactive and comprehensive approach to risk management that is instrumental to the Bank’s financial viability and success in achieving its mandate. The ability to identify, mitigate, and manage risk begins with the Bank’s policies established with a strong risk culture. In addition to establishing appropriate risk parameters, a thorough and robust project review and monitoring process, the risk management function provides independent oversight of credit, market, liquidity, operational, and associated reputational risk in the Bank’s activities. It is also designed to integrate asset and liability risk to minimize the volatility of equity value and to maintain sufficient liquidity.

D2 Financial risk management framework

The Bank has established its risk appetite, risk management objectives and strategies in its Risk Limits Policy, and its Risk Management Framework (the “RMF”). Within this RMF, the Risk Management Department is responsible for monitoring financial risks with the oversight of the Risk Committee.

The Risk Committee is responsible for establishing the overall risk appetite of the Bank and reviewing and approving the risk management objectives and strategies. The Risk Committee monitors the integrated risk processes, on a cross-sector and cross-category basis for the Bank. The Board approves key risk policies as recommended by the President and the Executive Committee.

The Risk Management Department has overall responsibility for managing all aspects of risks, including implementing risk management strategies, initiatives and credit policies, and approving internal policies, measures and procedures related to risk management.

(i) Investment operations portfolio

The Investment Committee of Senior Management reviews that a proposed project prepared by Investment Operation staff is in line with the Bank’s policies and procedures. In order to make its recommendations, the committee is supported by relevant departments with assessments specific to their area, including risk management, legal, finance, strategy, environmental and social aspects, and procurement. The Board of Directors makes final approval of investment projects.

Accountabilities at different stages of the credit risk/project approval and monitoring process are delineated and regularly updated by the Bank’s management.

(ii) Treasury portfolio

The treasury portfolio includes deposits with banks and the investments in the Trust Fund.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

D FINANCIAL RISK MANAGEMENT

D2 Financial risk management framework (Continued)

According to the Bank’s General Investment Authority, the Bank can make investments in the assets specified in a list of eligible assets, including deposits and certain money market funds that invest in high credit quality securities.

With respect to the Trust Fund described in Note C5, the Trust Fund’s assets consist of its notionally allocated share of cash and investments in the Pool. The Pool is actively managed and invested in accordance with the investment strategy established for all such kind of Trust Funds administered by the counterparty. The objective of the investment strategy is foremost to maintain adequate liquidity to meet foreseeable cash flow needs and preserve capital and then, to maximize investment returns. The Pool is exposed to credit, market and liquidity risks.

D3 Credit risk

Credit risk management

The Bank takes on exposure to credit risk, which is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Exposure to credit risk arises as a result of the Bank’s lending and other transactions with counterparties giving rise to financial assets and loan commitments.

The Bank is primarily exposed to credit risk in both its loan granting of bank activities and deposit placing of the treasury activities. The counterparties could default on their contractual obligations or the value of the Bank’s investments could become impaired.

(i) Credit risk in the investment operations portfolio

•	Sovereign-backed loans

Sovereign-backed loans are the obligation of a member as borrower or guarantor. The Bank’s credit decisions are based on assessments of the borrower’s or guarantor’s capacity to service the loan. These assessments are undertaken in accordance with the relevant operational policies. Specifically, the Bank performs its own sovereign credit analysis and assigns its own internal sovereign credit rating. When making these assessments, the Bank gives particular consideration to the International Monetary Fund/World Bank debt sustainability analyses and will utilize, where appropriate, country and macroeconomic reporting by multilateral development banks (“MDBs”), commercial banks, and “think tanks”. The appraisal of sovereign-backed loans takes into account, as appropriate, a full assessment of the project’s benefits and risks. The Bank’s internal rating has 12 notches, with rating 1-4 for investment grade.

As at December 31, 2017, the rating of sovereign-backed loans ranged from 3 to 10 and the related range of annualized PD was 0.14%-8.67%.

As an international financial institution, the Bank does not participate in country debt rescheduling or debt reduction exercises of sovereign-backed loans or guarantees.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

D FINANCIAL RISK MANAGEMENT

D3 Credit risk (Continued)

Credit risk management (Continued)

When a borrower fails to make payment on any principal, interest, or other charge due to the Bank, the Bank may suspend disbursements immediately on all loans to that borrower. The conditions for suspension of sovereign loans are presented in more detail in the Bank’s operational policies. Under its operational policies, the Bank would cease making new sovereign-backed loans to the borrower once any loans are overdue by more than 30 days and suspend all disbursements to or guaranteed by the member concerned once any loans are overdue by more than 60 days.

•	Nonsovereign-backed financings

The Bank provides private enterprises and state-owned or state-controlled enterprises with loans and investments that do not have a full member guarantee. However, the Bank retains the right, when it deems it advisable, to require a full or partial sovereign guarantee.

The Bank assigns an internal credit rating taking into account specific project, sector, macro and country credit risks. For nonsovereign projects, risk ratings are normally capped by the sovereign credit rating, except where the Bank has recourse to a guarantor from outside the country which may have a better rating than the local sovereign credit rating.

As at December 31, 2017, the rating of nonsovereign-backed loans was 9 and the related annualized PD was 4.58%.

•	LP Fund investment

As at December 31, 2017, the investment operations portfolio includes LP Fund investment described in Note C5. The LP Fund investment is measured at fair value through profit or loss. The fair value related information is described in Note E.

(ii) Credit risk in the treasury portfolio

Treasury activities and risk appetite are monitored by the Audit and Risk Committee and Board of Directors. The Bank has a limits policy which determines the maximum exposure to eligible counterparties and instruments. Eligible counterparties must have a single A credit rating or higher. All individual counterparty and investment credit lines are monitored and reviewed by Risk Management Department periodically.

As at December 31, 2017, the treasury portfolio includes term deposits with banks and investment in the Trust Fund described in Note C5. The Trust Fund is measured at fair value through profit or loss, and the fair value related information is described in Note E. As the Trust Fund is not subject to significant credit risk, the credit risk of the treasury portfolio is mainly from the term deposits. Given the high credit quality, no significant loss provisions were made for the investments in the treasury portfolio for the year ended December 31, 2017 and 2016.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

D FINANCIAL RISK MANAGEMENT

D3 Credit risk (Continued)

Credit quality analysis

Except for loan investments, other financial assets at amortized cost are paid-in capital receivables and deposits with banks, for which the credit risk is not material.

The following table set out the loans and loan commitments for sovereign-backed loans and nonsovereign-backed loans, with their respective ECL allowance balances.

	December 31, 2017		December 31, 2016
	Loans and loan commitments	ECL	Loans and loan commitments	ECL
Sovereign-backed loans	2,558,761	(5,050)	344,135	(277)
Nonsovereign-backed loans	167,278	(4,315)	—	—

Total	2,726,039	(9,365)	344,135	(277)

(i) Concentration of credit risk

As at December 31, 2017, the geographical distribution of the Bank’s loan investments (gross carrying amount of loans and exposure of loan commitments) is as follows:

	December 31, 2017			December 31, 2016
Region	Stage 1	Stage 2	Total	Stage 1
Sovereign-backed loans
Asia	2,194,438	364,323	2,558,761	344,135
NonAsia	—	—	—	—
Subtotal	2,194,438	364,323	2,558,761	344,135

Nonsovereign-backed loans
Asia	20,198	—	20,198	—
NonAsia	147,080	—	147,080	—
Subtotal	167,278	—	167,278	—

Total	2,361,716	364,323	2,726,039	344,135

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

D FINANCIAL RISK MANAGEMENT

D3 Credit risk (Continued)

Credit quality analysis (Continued)

The following table sets out the credit quality of loan investments (gross carrying amount of loans and exposure of loan commitments) segmented by the Bank’s internal credit rating system and their respective staging.

	December 31, 2017			December 31, 2016
Internal credit rating	Stage 1	Stage 2	Total	Stage 1
Sovereign-backed loans
Investment grade	828,834	99,977	928,811	216,059
Noninvestment grade (a)	1,365,604	264,346	1,629,950	128,076
Subtotal	2,194,438	364,323	2,558,761	344,135

Nonsovereign-backed loans
Investment grade	—	—	—	—
Noninvestment grade (a)	167,278	—	167,278	—
Subtotal	167,278	—	167,278	—

Total	2,361,716	364,323	2,726,039	344,135

(a)

For the noninvestment grade sovereign-backed loan exposures as at December 31, 2017, the balances of USD1,203 million are within internal rating ranging from 5 to 7, and the balances of USD427 million are within internal rating ranging from 8 to 12 (2016: all the balances of non-investment grade are within internal rating ranging from 8 to 12).

For the nonsovereign-backed loan exposures as at December 31, 2017, all the balances of noninvestment grade are within internal rating ranging from 8 to 12 (2016: nil).

(ii) Credit enhancement

As at December 31, 2017, the Bank’s maximum exposure to credit risk from financial instruments other than undrawn loan commitments before taking into account any collateral held or other credit enhancements is their carrying amount presented on the statement of financial position. The maximum exposure to credit risk from the undrawn loan commitments as at December 31, 2017 is USD1,948 million (December 31, 2016: USD334 million).

Credit enhancement for loan investments (gross carrying amount of loans and exposure of loan commitments) are as below:

	December 31, 2017	December 31, 2016
Guaranteed by sovereign members	864,303	—
Guaranteed by nonsovereign entities	20,199	—
Unguaranteed (a)	1,841,537	344,135

Total	2,726,039	344,135

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

D FINANCIAL RISK MANAGEMENT

D3 Credit risk (Continued)

Credit quality analysis (Continued)

(a)	The unguaranteed loan investments represent sovereign loans and loan commitments granted to member countries.

There was no other credit enhancement held as at December 31, 2017 and December 31, 2016.

(iii) Reconciliation of loan gross carrying amount and ECL

An analysis of the changes in the gross carrying amount of loans and exposure of loan commitments, with the related changes in ECL allowances is as follows:

Sovereign-backed loans
	Stage 1	Stage 2	Total
Gross carrying amount of loans and exposure of loan commitments as at January 1, 2017	344,135	—	344,135
New loans and commitments originated	2,214,626	—	2,214,626
Transfer to Stage 2	(364,323)	364,323	—

As at December 31, 2017	2,194,438	364,323	2,558,761

	Stage 1	Stage 2	Total
ECL allowance as at January 1, 2017	277	—	277
Additions	4,730	—	4,730
Change in risk parameters*	43	—	43
Transfer to Stage 2	(3,572)	3,572	—

As at December 31, 2017	1,478	3,572	5,050

*	The increase in the loss allowance is due to an increase in the probability of default (PD) used to calculate the 12-month expected credit loss for the performing loans.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

D FINANCIAL RISK MANAGEMENT

D3 Credit risk (Continued)

Credit quality analysis (Continued)

Nonsovereign-backed loans
	Stage 1	Stage 2	Total
Gross carrying amount of loans and exposure of loan commitments as at January 1, 2017	—	—	—
New loans and commitments originated	167,278	—	167,278
Transfer to Stage 2	—	—	—

As at December 31, 2017	167,278	—	167,278

	Stage 1	Stage 2	Total
ECL allowance as at January 1, 2017	—	—	—
Additions	4,315	—	4,315
Change in risk parameters	—	—	—
Transfer to Stage 2	—	—	—

As at December 31, 2017	4,315	—	4,315

Total gross carrying amount of loans and exposure of loan commitments as at December 31, 2017	2,361,716	364,323	2,726,039

Total ECL allowance as at December 31, 2017	5,793	3,572	9,365

(iv) Past due information

As at December 31, 2017, a front-end and supervision fee receivable amount of USD2.28 million was past due but not yet more than 30 days. All the amounts were collected by the date of signing of the 2017 financial statements (2016: nil).

ECL measurement

The Bank adopts an ECL ‘three-stage’ model for applicable financial instruments. A ‘three-stage’ model for impairment is based on changes in credit quality since initial recognition:

•

A financial instrument that has not experienced significant increase in credit risk (“SICR”) in its credit quality as compared to its rating at origination is classified in ‘Stage 1’, and has its credit risk continuously monitored by the Bank;

•	If it has experienced SICR since initial recognition, the financial instrument is moved to ‘Stage 2’, but is not yet deemed to be credit impaired;

•	If the financial instrument is deemed to be credit impaired, the financial instrument is then moved to ‘Stage 3’.

The Bank’s main credit risk exposure related to ECL measurement is from loan investments and loan commitments.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

D FINANCIAL RISK MANAGEMENT

D3 Credit risk (Continued)

ECL measurement (Continued)

The following reflects the Bank’s ECL measurement focusing on loan investments and loan commitments. Given the nature of the Bank’s business (large infrastructure loans), all the instruments are assessed on an individual basis.

The key judgments and assumptions adopted by the Bank are discussed below:

(i) Significant increase in credit risk

The Bank considers a financial instrument to have experienced SICR when one or more of the following quantitative, qualitative or backstop criteria have been met:

•	Quantitative criteria

Deterioration in credit rating is used as the quantitative criteria of SICR:

•	For investment grade loans, rating downgrade by 2 notches determined by comparing the current rating (incorporating forward looking information) with rating at origination;

•	For noninvestment grade loans, rating downgrade by 1 notch determined by comparing the current rating (incorporating forward looking information) with rating at origination.

All loans included in the Bank’s investment portfolio are rated using internal rating methodology. The methodology used to rate these individual loans depends on the type of loan. For sovereign loans, an internal credit rating methodology is used. The methodology uses the same factors considered by the major international credit rating agencies (“ICRA”s) such as Standard & Poor’s (“S&P”), Moody’s and Fitch. In case the sovereign borrower is not rated by any of the three ICRAs, the Bank uses Economist Intelligence Unit rating assessment as the basis for further analysis. For nonsovereign loans, the loan may be rated using the risk rating methodology that is in-line with the Bank’s policy for nonsovereign-backed financing depending on the type of their financing structure. More specifically, project finance transactions will be rated using a credit scoring tool for project finance. Similarly, corporate financing transactions will be rated based on a credit scoring tool for corporate finance: these initial ratings are used to estimate the Stage 1—12-month ECL at each reporting date to determine the SICR since origination.

•	Qualitative criteria

In addition to the quantitative criteria, the following qualitative elements will also contribute to a determination that the loan should migrate to Stage 2:

•	Adverse changes in business, financial or economic conditions;

•	Expected breach of contract that may lead to covenant waivers or amendments;

•	Transfer to watch list/monitoring; and

•	Changes in payment behavior.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

D FINANCIAL RISK MANAGEMENT

D3 Credit risk (Continued)

ECL measurement (Continued)

(i) Significant increase in credit risk (Continued)

•	Backstop

•	30 days past due.

•	Overlay

Temporary adjustments (“overlay adjustments”) to the allowance are adjustments which may be used to account for circumstances when it becomes evident that existing or expected risk factors have not been considered in the credit risk rating and modelling process. Management should evaluate the appropriateness of overlay adjustments made to the output of quantitative models, and assess such overlays for indication of bias. Any overlay adjustment shall be properly discussed with the Risk Committee.

A new ECL calculation software has been used for the year ended December 31, 2017. It is used to replace the previous excel based template used for calculating ECL. The new tool applies the same three-stage ECL methodology in compliance with IFRS 9 requirements, with enhancements in a more sophisticated approach to incorporate the PIT PD term structure and forward-looking assessment.

(ii) Definition of credit-impaired assets

Credit-impaired assets, which migrate to Stage 3, are those with respect to which one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired include observable data about the following events:

•	significant financial difficulty of the issuer or the borrower;

•	a breach of contract, such as a default or past due event;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization.

In addition, the credit-impaired assets also include the purchased or originated financial assets at a deep discount that reflects the incurred credit losses.

It may not be possible to identify a single discrete event. Instead, the combined effect of several events may have caused financial assets to become credit-impaired. For sovereign-backed loans, the same criteria of past due for “default assets” (see D3 (vi)) is also being applied for assessing credit impaired financial assets.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

D FINANCIAL RISK MANAGEMENT

D3 Credit risk (Continued)

ECL measurement (Continued)

(iii) Measurement of the 12-month and lifetime ECL

Estimation of 12-month ECL is calculated by using the following formula:
12-month ECL

1.

PIT PD is the Point-in-time Probability of Default, and is converted from Through-The-Cycle (TTC) PD by first mapping to Moody’s unconditional PIT PDs, then conditioning on three future scenarios (baseline, good, bad).

2.

Loss Given Default (LGD) is currently set as 30% for sovereign loans and on a case-by-case basis or 70% in case of insufficient information available to estimate LGD for nonsovereign-backed loans, based upon management’s estimate established on the analysis of market data statistics and related judgment.

3.	Exposure at Default (EAD) is calculated as loan balance at the period end plus projected net disbursement in the next year.

The above calculation is performed for three different scenarios. The weights of the 3 scenarios are 50%, 25%, and 25% respectively for the Baseline, Good and Bad scenarios. The estimation is based on the best representative management judgment without undue cost or effort that, going forward the current path of macroeconomic projections with equal chance of being significantly worse (Bad scenario) or better (Good scenario), considering the macroeconomic projections of those countries and relevant industries that the Bank has credit exposures.

•	Estimation of lifetime ECL

Estimation of the lifetime ECL is calculated using the following formula as the summation of net present value of the ECL for each year:

Lifetime ECL

Where ECLt is the ECL for each year and n is the year for which ECL is calculated.

ECLt is calculated as: where ws is the weight of each scenario – 50% for Baseline, 25% for both Good and Bad scenarios.

1)	Conditional PIT PD

The process to convert TTC PD to conditional PIT PD term structure is the same as 12-month ECL calculation for the first 3 years and is assumed to revert back to the long-run PD for the remaining years.

2)	LGD is the same as 12-month ECL calculation.

3)	EAD for any given year is based on loan balance at the period end + net projected disbursement in the next 1 year, as by the disbursement schedule for each year.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

D FINANCIAL RISK MANAGEMENT

D3 Credit risk (Continued)

ECL measurement (Continued)

(iii) Measurement of the 12-month and lifetime ECL (Continued)

4)	Lifetime is equal to contractual lifetime.

5)	Discount rate is equal to calculated effective interest rate.

In the same way as the 12-month ECL calculation, the above calculation is done for each of the three scenarios and then probability weighted, and the weighting of the 3 scenarios are the same as 12-month ECL calculation.

(iv) Forward-looking information incorporated in ECL

Forward-looking information has been incorporated taking into account the following steps:

•	Macro Scenario development

•	3 Macro Scenarios – Baseline, Good, Bad. Each scenario is forecasted for 3 years.

•

For each member, the corresponding long-term average and standard deviation of each macro factor would be computed. Good and bad scenarios would be established based on a view of movement in macro factors in terms of ‘number of standard deviations from average’.

•	Choice of macro scenarios and probability weighting of each scenario is approved by the Risk Committee.

•	Establishment of TTC PD

•	TTC PD is calculated based on each borrower’s internal AIIB rating.

•	Calculation of Forward-looking PIT PD

First, each borrower’s TTC PD will be mapped to the unconditional PIT PD derived by the software for each credit rating. Second, to convert the unconditional PIT PD into forward-looking PIT PD, the software utilizes forecasts of macroeconomic variables associated with the country and industry where the borrower operates.

(v) Sensitivity analysis

The output of the Bank’s ECL model is most sensitive to the credit quality of the obligors especially of those with the lowest credit quality and/or the largest amount of exposure. The Bank identified two obligors meeting these criteria. Should their ratings have been downgraded by one more notch and consequentially moved to Stage 2 when SICR criteria is met, the amount of ECL would have been USD31.14 million, or increased by USD21.78 million.

The weights of the scenarios used is another source of sensitivity. Should the Bank have changed the weights to 30%, 40% and 30% respectively for good, baseline and bad scenarios, the amount of ECL would have been USD9.51 million, or increased by USD0.15 million.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

D FINANCIAL RISK MANAGEMENT

D3 Credit risk (Continued)

ECL measurement (Continued)

(vi) Definition of default

For the ECL measurement, “default” occurs when an obligor meets one or more of the following conditions:

•

Failure to make a payment (“payment default”) –180 days past due for sovereign- backed infrastructure loans and 90 days past due for nonsovereign-backed infrastructure loans. 180 days past due for sovereign-backed infrastructure loans is based on the consideration for slower administrative, processing and collection periods that are not driven by credit deterioration.

•	Breach of specific covenants that trigger a default clause.

•	Default under a guarantee or collateral or other support agreements.

•	Failure to pay a final judgment or court order.

•	Bankruptcy, liquidation or the appointment of a receiver or any similar official.

(vii) Write-off policy

The Bank reduces the gross carrying amount of a financial asset when the Bank has no reasonable expectations of recovering the contractual cash flows on a financial asset in its entirety or a portion thereof.

D4 Market risk

The Bank is exposed to currency and interest rate risk in its investment, lending and other activities. Currency risk is the potential for loss that arises when assets or liabilities are denominated in a non-US dollar currency and the price of that currency versus US dollars fluctuates. Interest rate risk arises when the value of assets or liabilities changes with the fluctuation of interest rates.

In its asset and liability management process, the Bank pursues five goals: (a) reducing risks that might arise from the mismatch of assets and liabilities in terms of currency, interest rate sensitivity, or maturity; (b) monitoring the evolving risks to the Bank’s income over time and establishing a framework that reduces the potential volatility of the Bank’s income over the medium term; (c) assigning clear responsibility for all market risks to which the Bank is exposed; (d) minimizing volatility of available equity; and (e) maintaining sufficient liquidity to meet all of the Bank’s obligations with an extremely high level of confidence and continue its lending program, even in times of market stress.

Currency risk

The Bank currently offers loans only in US Dollars. This will continue to be the case until the Bank is prepared to hedge nondollar lending through swaps or other hedging mechanisms. As at

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

D FINANCIAL RISK MANAGEMENT

D4 Market risk (Continued)

Currency risk (Continued)

December 31, 2017, the currency risk is not material for the Bank. A currency table for the main monetary items is set out below:

As at December 31, 2017	USD	Other currencies	Total
		USD equivalent
Financial assets
Cash and cash equivalents	1,104,756	110	1,104,866
Term deposits	5,885,854	—	5,885,854
Investments at fair value through profit or loss	3,255,140	—	3,255,140
Funds deposited for co-financing arrangements	1,592	—	1,592
Loan investments, at amortized cost	773,238	—	773,238
Paid-in capital receivables	7,948,901	—	7,948,901

	18,969,481	110	18,969,591

As at December 31, 2016	USD	Other currencies	Total
		USD equivalent
Financial assets
Cash and cash equivalents	1,281,832	160	1,281,992
Term deposits	2,292,141	—	2,292,141
Investments at fair value through profit or loss	3,179,873	—	3,179,873
Funds deposited for co-financing arrangements	23,623	—	23,623
Loan investments, at amortized cost	9,553	—	9,553
Paid-in capital receivables	11,007,227	—	11,007,227

	17,794,249	160	17,794,409

Interest rate risk

The Bank takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates on its financial position and cash flows. Interest margins may increase as a result of such changes, but may reduce or create losses in the event that unexpected movements arise. Currently, all loans of the Bank are subject to floating rate.

Sensitivity analysis

As the Bank has no material financial liabilities as at December 31, 2017, the following table illustrates the potential impact for the current year, of a parallel upward or downward shift of 50 basis points in relevant interest rate curves on the Bank’s interest income from the floating rate loan investments and certain managed rate overnight deposits which are measured at amortized cost, based on the carrying value at the end of the reporting period. This analysis assumes that interest rates of all maturities move by the same amount, and does not reflect the potential impact of unparalleled yield curve movements.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

D FINANCIAL RISK MANAGEMENT

D4 Market risk (Continued)

Sensitivity analysis (Continued)

The sensitivity analysis on net interest income is based on reasonably possible changes in interest rates over the next 12 months from the reporting date with the assumption that the structure of financial assets held at the period end remains unchanged.

	Interest income
	For the year ended December 31, 2017	For the period from January 16, 2016 to December 31, 2016
+50 basis points	26	3
-50 basis points	(26)	(3)

D5 Liquidity risk

Liquidity risk is the risk that the Bank will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. As at December 31, 2017, the Bank does not have any significant financial liabilities.

D6 Operational risk

Consistent with guidance issued by the Basel Committee on Banking Supervision, operational risk is defined as risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Effective management and mitigation of operational risk relies on a system of internal controls aimed at identifying various risks, and establishing acceptable risk parameters and monitoring procedures.

The Bank adopts the Basic Indicator Approach (as recommended by Basel II) for capital allocation for operational risks, which is set at 15% of the average gross income over the past 3 years, ignoring those years where income was not positive. For initial years, the Bank allocates capital for operational risk at 1% of its paid-in capital, reserves and retained earnings.

D7 Capital management

The Bank collectively manages the paid-in capital plus reserves and retained earnings as capital. To ensure that the Bank has the highest possible credit on a stand-alone basis at all times, two limits are relevant to be always observed. The first, as required by Article 12.1 of the Bank’s AOA, the Bank’s total unimpaired subscribed capital, reserves, and retained earnings have to be always greater than the total exposure from its investment operations (i.e. loans, equity investments, guarantees and other types of financing). This limit may be increased up to 250% of the Bank’s unimpaired subscribed capital, reserves, and retained earnings with the approval of the Board of Governors. The second, using an economic capital framework, the Bank’s available capital must be greater than the required economic capital given the composition of its investment assets by credit risk rating plus a certain amount of buffer.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

E FAIR VALUE DISCLOSURES

The majority of the Bank’s assets and liabilities in the statement of financial position are financial assets and financial liabilities. Fair value measurement of nonfinancial assets and nonfinancial liabilities do not have a material impact on the Bank’s financial position and operations, taken as a whole.

The Bank does not have any financial assets or financial liabilities subject to nonrecurring fair value measurements for the year ended December 31, 2017.

The fair value of the Bank’s financial assets and financial liabilities are determined as follows:

•

If traded in active markets, fair values of financial assets and financial liabilities with standard terms and conditions are determined with reference to quoted market bid prices and ask prices, respectively.

•

If not traded in active markets, fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models or discounted cash flow analysis using prices from observable current market transactions for similar instruments or using unobservable inputs relevant to the Bank’s assessment.

Fair value hierarchy

The Bank classifies financial assets and financial liabilities into the following 3 levels based on the extent to which inputs to valuation techniques used to measure fair value of the financial assets and financial liabilities are observable:

Level 1:	Fair value measurements are those derived from quoted prices (unadjusted) in an active market for identical assets or liabilities;

Level 2:

Fair value measurements are those derived from inputs other than quoted included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3:	Fair value measurements are based on models, and unobservable inputs are significant to the entire measurement.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

E FAIR VALUE DISCLOSURES

Financial assets and financial liabilities not measured at fair value on the statement of financial position

The table below summarizes the carrying amounts and fair values of those financial assets and financial liabilities not measured in the Statement of Financial Position at their fair value:

	December 31, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	1,104,866	1,104,866	1,281,992	1,281,992
Term deposits	5,885,854	5,884,195	2,292,141	2,291,991
Funds deposited for co-financing arrangements	1,592	1,592	23,623	23,623
Loan investments, at amortized cost	773,238	779,443	9,553	9,553
Paid-in capital receivables	7,948,901	7,947,268	11,007,227	10,522,553
Financial liabilities
Other liabilities	13,587	13,587	5,538	5,538

As at December 31, 2017, the Bank’s balances of those financial assets and liabilities not measured at fair value but with short-term maturity approximate their fair values.

Fair value of loan investments and paid-in capital receivables measured at amortized cost were calculated using Level 3 inputs by discounting the cash flows at a current interest rate applicable to each loan and paid-in capital receivable.

Financial assets and financial liabilities measured at fair value on the statement of financial position

The table below summarizes the fair values of the financial assets and financial liabilities measured in the statement of financial position at their fair value:

As at December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments at fair value through profit or loss
• Trust Fund	—	3,236,448	—	3,236,448
• LP Fund	—	—	18,692	18,692

Total	—	3,236,448	18,692	3,255,140

As at December 31, 2016
	Level 1	Level 2	Level 3	Total
Investments at fair value through profit or loss
• Trust Fund	—	3,179,873	—	3,179,873

Investments at fair value through profit or loss are amounts invested in the Trust Fund and the LP Fund (Note C5).

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the year ended December 31, 2017

(All amounts in thousands of US Dollars unless otherwise stated)

E FAIR VALUE DISCLOSURES

Financial assets and financial liabilities measured at fair value on the statement of financial position (Continued)

The Trust Fund’s notionally allocated share in the Pool is not traded in any market. The fair value of the Trust Fund is derived from that of the notionally allocated assets. Discounted cash flow valuation technique is used for the valuation of the underlying assets of the LP Fund. The unobservable inputs include weighted average cost of capital, liquidity discount and projected cash flows. The fair value of the investment in the LP fund is based on an adjusted net assets method.

There has been no transfer among Level 1, Level 2 and Level 3 during the year.

ASIAN INFRASTRUCTURE INVESTMENT BANK

AUDITOR’S REPORT AND FINANCIAL STATEMENTS

FOR THE PERIOD FROM 16 JANUARY 2016 (DATE OF

COMMENCEMENT OF OPERATIONS) TO 31 DECEMBER 2016

Independent Auditor’s Report

To the Board of Governors of the Asian Infrastructure Investment Bank:

Opinion

What we have audited

The financial statements of Asian Infrastructure Investment Bank (the “Bank”) set out on pages 1 to 42, which comprise:

•	the statement of comprehensive income for the period from 16 January 2016 (date of commencement of operations) to 31 December 2016;

•	the statement of financial position as at 31 December 2016;

•	the statement of changes in equity for the period from 16 January 2016 to 31 December 2016;

•	the statement of cash flows for the period from 16 January 2016 to 31 December 2016; and

•	the notes to the financial statements, which include a summary of significant accounting policies.

Our opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Bank as at 31 December 2016, and of its financial performance and its cash flows for the period from 16 January 2016 to 31 December 2016 in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (“ISA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Bank in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (“IESBA Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Responsibilities of Management and Board of Directors for the Financial Statements

Management is responsible for the preparation of the financial statements that give a true and fair view in accordance with IFRS, and for such internal control as management determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intend to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISA, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 21 March 2017

CONTENTS

FINANCIAL STATEMENTS

ASIAN INFRASTRUCTURE INVESTMENT BANK

Statement of Comprehensive Income

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

In thousands of US Dollars	Note	For the period from 16 January 2016 to 31 December 2016
Interest income	5.1	23,455
Interest expense	5.1	—

Net interest income		23,455

Net fee and commission expense	5.2	(70)
Unrealised gain on investment at fair value through profit or loss	5.5	14,873
Impairment provision	5.6	(277)
General and administrative expenses	5.3	(30,658)
Net foreign exchange loss		(26)

Operating profit for the period		7,297
Accretion of paid-in capital receivables	5.7	160,063

Net profit for the period		167,360
Other comprehensive income		—

Total comprehensive income		167,360

Attributable to:
Equity holders of the Bank		167,360

The accompanying notes are an integral part of these financial statements.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Statement of Financial Position

As at 31 December 2016

In thousands of US Dollars	Note	31 December 2016
Assets
Cash and cash equivalents	5.4	1,281,992
Term deposits	5.4	2,292,141
Investment at fair value through profit or loss	5.5	3,179,873
Funds deposited for co-financing arrangements		23,623
Loan investments, at amortised cost	5.6	9,553
Paid-in capital receivables	5.7	11,007,227
Other assets	5.8	958

Total assets		17,795,367

Liabilities
Other liabilities	5.9	5,538

Total liabilities		5,538

Members’ equity
Paid-in capital	5.10	18,065,400
Reserve for accretion of paid-in capital receivables	5.7	(282,868)
Retained earnings		7,297

Total members’ equity		17,789,829

Total liabilities and members’ equity		17,795,367

The accompanying notes are an integral part of these financial statements.

/s/ Mr. Jin Liqun	/s/ Mr. Thierry de Longuemar
Mr. Jin Liqun	Mr. Thierry de Longuemar
President	Vice President
and Chief Financial Officer

ASIAN INFRASTRUCTURE INVESTMENT BANK

Statement of Changes in Equity

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

In thousands of US Dollars	Note	Subscribed capital	Less: callable capital	Paid-in capital	Reserve for accretion of paid-in capital receivables	Retained earnings	Total equity
16 January 2016		—	—	—	—	—	—

Capital subscription and contribution	5.10	90,327,000	(72,261,600)	18,065,400	—	—	18,065,400
Net profit for the period		—	—	—	—	167,360	167,360
Paid-in capital receivables - accretion effect	5.7	—	—	—	(442,931)	—	(442,931)
Transfer of accretion	5.12	—	—	—	160,063	(160,063)	—

31 December 2016		90,327,000	(72,261,600)	18,065,400	(282,868)	7,297	17,789,829

The accompanying notes are an integral part of these financial statements.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Statement of Cash Flows

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

In thousands of US Dollars	Note	For the period from 16 January 2016 to 31 December 2016
Cash flows from operating activities
Net profit for the period		167,360
Adjustments for:
Interest income from term deposits		(17,141)
Accretion of paid-in capital receivables	5.7	(160,063)
Unrealised gain on investment at fair value through profit or loss	5.5	(14,873)
Impairment provision	5.6	277
Increase in loan disbursements	5.6	(9,830)
Funds deposited for co-financing arrangements		(23,623)
Increase in other assets	5.8	(958)
Increase in other liabilities	5.9	5,538

Net cash used in operating activities		(53,313)

Cash flows from investing activities
Investment purchases	5.5	(3,165,000)
Increase in term deposits		(2,275,000)

Net cash used in investing activities		(5,440,000)

Cash flows from financing activities
Capital contributions received	5.10	6,775,305

Net cash from financing activities		6,775,305

Net increase in cash and cash equivalents		1,281,992
Cash and cash equivalents at 16 January 2016		—

Cash and cash equivalents at 31 December 2016	5.4	1,281,992

The accompanying notes are an integral part of these financial statements.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

1 GENERAL INFORMATION

Asian Infrastructure Investment Bank (the “Bank” or the “AIIB”) is a multilateral development bank. In June 2015, representatives from 57 countries signed the Articles of Agreement (the “AOA”). The AOA entered into force on 25 December 2015. The Bank commenced operations on 16 January 2016. The principal office of the Bank is located in Beijing, the People’s Republic of China (the “PRC”).

The Bank seeks to invest in high quality projects that offer infrastructure solutions to improve the social and economic development of its member countries. It works in cooperation with sovereign governments, private financiers and other multilateral development banks to address the growing need for transportation networks, urban development, clean water supplies and low-carbon power within the region.

The legal status, privileges, and immunities for the operation and functioning of the Bank in the PRC are agreed in the AOA and further defined in the Headquarters Agreement between the government of the People’s Republic of China (the “Government”) and the Bank of 16 January 2016.

These financial statements were signed by the President and the Vice President and Chief Financial Officer on 21 March 2017.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

These financial statements for the Bank have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). According to By-Laws of the AIIB, the financial year of the Bank begins on January 1 and ends on December 31 of each year. For the year in which the Bank commences operations, the financial year begins on the date the Bank commences operations and ends on December 31 of that year. The financial statements for the period from date of commencing operations on 16 January 2016 to 31 December 2016 are the first annual financial statements of the Bank.

The Bank has adopted all of the IFRS standards and interpretations effective for annual periods beginning on 1 January 2016. In addition, the Bank has adopted IFRS 9 Financial Instruments (full version issued in July 2014 and mandatorily effective on 1 January 2018), IFRS 15 Revenue from Contracts with Customers (mandatorily effective on 1 January 2018), and IFRS 16 Leases (mandatorily effective on 1 January 2019) prior to their respective mandatory effective dates.

The financial statements have been prepared under the historical cost convention, except for those financial assets measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in its process of applying the Bank’s polices. The areas involving a higher degree of judgement or complexity, or areas where judgements or estimates are significant to the financial statements are disclosed in Note 3. The financial statements have been prepared on a going concern basis.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.2 New accounting pronouncements

Certain amendments to IFRS have been issued but are not mandatory for periods ending on 31 December 2016. The Bank does not expect the adoption of these amendments to have a material impact on the Bank and therefore has not early adopted those amendments. These amendments mainly include:

(i)	IFRIC 22 Foreign currency transactions and advance consideration; and

(ii)	IAS 7 Amendments disclosure initiative

2.3 Functional currency and foreign currency transactions

The functional currency of the Bank and the presentation currency of the Bank are both United States Dollar (“USD” or “US Dollar”).

Foreign currency transactions are initially translated into USD using exchange rates prevailing at the dates of the related transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognised in profit or loss during the period in which they arise.

2.4 Financial instruments

2.4.1 Financial assets

The Bank’s financial assets are classified into three categories:

(a)	Amortised cost,

(b)	Fair value through other comprehensive income (FVOCI), or

(c)	Fair value through profit or loss (FVPL).

The basis of classification depends on the relevant business model and the contractual cash flow characteristics of the underlying financial asset.

(a) Classification of financial assets at amortised cost

The Bank classifies its financial assets at amortised cost only if both of the following criteria are met:

(i)	The financial asset is held within a business model having the objective of collecting the contractual cash flows; and

(ii)	The contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding.

The Bank applies the effective interest method to the amortised cost of a financial asset.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.4 Financial instruments (Continued)

2.4.1 Financial assets (Continued)

(b) Classification of financial assets at FVOCI

Financial assets at FVOCI comprise:

(i)

Financial assets having contractual cash flows which reflect solely payments of principal and interest on outstanding principal, and for which the objective of the related business model is achieved both by collecting contractual cash flows and selling financial assets, and

(ii)

Investments in equity instruments which are neither held for trading nor contingent consideration, and for which the Bank has made an irrevocable election at initial recognition to recognise changes in fair value through OCI rather than profit or loss.

For (i) above, interest is calculated using the effective interest method and recognised in profit or loss. Except for gains or losses from impairment and foreign exchange, the financial asset is measured at FVOCI. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified to profit or loss.

For (ii) above, investments in equity instruments are required to be measured at FVPL with the irrevocable option at inception to present changes in fair value in OCI, in which case the accumulated fair value changes in OCI will not be reclassified to profit or loss in the future. Dividends on such investments are recognised in profit or loss, unless the dividend clearly represents a recovery of part of the cost of the investment.

(c) Classification of financial assets at FVPL

The Bank classifies the following financial assets at FVPL:

(i)	Financial assets that do not qualify for measurement at either amortised cost or FVOCI,

(ii)

Financial assets that are designated at initial recognition at FVPL irrevocably, when such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise,

(iii)	Investments in equity instruments that are held for trading, and

(iv)	Investments in equity instruments for which the entity has not elected to recognise fair value gains and losses through OCI.

2.4.2 Financial liabilities

The Bank’s financial liabilities are classified as either financial liabilities through FVPL or other financial liabilities, carried at amortised cost.

(a) Classification of financial liabilities at FVPL

Financial liabilities at FVPL have two subcategories, financial liabilities held for trading and those designated as FVPL on initial recognition. There were no financial liabilities classified as FVPL during the reporting period or as at 31 December 2016.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.4 Financial instruments (Continued)

2.4.2 Financial liabilities (Continued)

(b) Other financial liabilities

Other financial liabilities are measured at amortised cost, using the effective interest method. The related interest expenses are recognised in profit or loss.

2.4.3 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Bank after deducting all of its liabilities.

A puttable financial instrument includes a contractual obligation for the issuer to repurchase or redeem that instrument for cash or another financial asset on exercise of the put. The puttable instrument that includes such an obligation is classified as an equity instrument when meeting all the generally required features being most subordinate class of shares with identical features and all have the same rights on liquidation.

2.4.4 Impairment of financial instruments

Financial assets of the Bank that are measured at amortised cost (Note 2.4.1(a)), FVOCI (Note 2.4.1 (b) (i)) and certain unrecognised financial instruments such as loan commitments are subject to credit loss estimated through an expected credit loss (“ECL”) model, assessed on a forward looking basis.

At each reporting date, the Bank assesses whether the credit risk of a financial instrument has increased significantly since initial recognition. When making this assessment, the Bank considers the change in the risk of a default occurring over the expected life of the financial instrument. To make this assessment, the Bank compares the risk of a default occurring as at the reporting date with the risk of a default occurring as at the date of initial recognition, based on reasonable and supportable information that is available without undue cost or effort and is indicative of significant increases in credit risk since initial recognition.

At each reporting date, the Bank measures the loss allowance for a financial instrument at either:

(i)	An amount equal to the lifetime ECL if the credit risk related to that financial instrument has increased significantly since initial recognition; or

(ii)	An amount equal to a 12-month ECL if the credit risk related to that financial instrument has not increased significantly since initial recognition.

The	Bank measures ECL related to a financial instrument in a way that reflects:

(i)	An unbiased and probability-weighted amount determined by evaluating a range of possible outcomes;

(ii)	The time value of money; and

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.4 Financial instruments (Continued)

2.4.4 Impairment of financial instruments (Continued)

(iii)

Reasonable and supportable information that is available without undue cost or effort at the reporting date regarding relevant past events, current circumstances, and forecasts of future economic conditions.

The Bank identified financial assets as having credit impairment when one or more events that could have a detrimental impact on the estimated future cash flows of that financial asset have occurred.

The Bank recognises the loss allowance of loan commitments as a provision. However, if a financial instrument includes both a loan (i.e. financial asset) and an undrawn commitment (i.e. loan commitment) component and the Bank cannot separately identify the ECL on the loan commitment component from those on the financial asset component, the ECL on the loan commitment is recognised together with the loss allowance for the financial asset. To the extent that the combined ECL exceed the gross carrying amount of the financial asset, the ECL is recognised as a provision.

2.4.5 Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

For financial instruments traded in active markets, the determination of fair values of financial assets and financial liabilities is based on quoted market prices.

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, pricing service, or regulatory agency; and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If the above criteria are not met, the market is regarded as being inactive.

For financial instruments not traded in active markets, fair value is determined using appropriate valuation techniques. Valuation techniques include the use of recent transaction prices, discounted cash flow analysis, option pricing models and others commonly used by market participants. These valuation techniques include the use of observable and/or unobservable inputs.

2.4.6 Recognition and derecognition

The Bank recognises a financial asset or a financial liability in its statement of financial position when, and only when, the entity becomes party to the contractual provisions of the instrument.

At initial recognition, the Bank measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.4 Financial instruments (Continued)

2.4.6 Recognition and derecognition (Continued)

Before evaluating whether, and to what extent, derecognition is appropriate, the Bank determines whether the derecognition analysis should be applied to a part of a financial asset or a financial asset in its entirely. The Bank derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Bank neither transfers nor retains substantially all the risks and rewards of ownership and has not retained control of the transferred asset, the Bank derecognises the financial asset and recognises separately as assets or liabilities any rights and obligations created or retained in the transfer.

Upon derecognition of a financial asset in its entirety, the difference between the carrying amount of the asset and the sum of the consideration received and receivable and, where applicable, the cumulative gain or loss that had been recognised in other comprehensive income is reclassified to profit or loss, except for those investments in equity instruments designated as FVOCI.

Financial liabilities are derecognised when the related obligation is discharged, is cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in the profit or loss.

2.5 Property improvements

Property improvements are stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis to write down the cost of each asset to its residual value over its estimated useful economic life. Property improvements are depreciated over a useful economic life of 3 years.

2.6 Cash and cash equivalents

Cash and cash equivalents are items which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Deposits with a maturity of three months or less are classified as cash and cash equivalents.

2.7 Revenue

2.7.1 Interest income

Interest income is calculated using the effective interest method. In this regard, the effective interest rate is applied to the gross carrying amount of a financial asset except for:

(i)

financial assets purchased or originated with credit impairment, for which the credit adjusted effective interest rate is applied to the amortised cost of the financial asset from initial recognition; and

(ii)

financial assets with credit impairment that has been recognised subsequent to initial recognition, for which the original effective interest rate is applied to the net carrying value in subsequent reporting periods.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.7 Revenue (Continued)

2.7.1 Interest income (Continued)

With respect to (ii) above, in subsequent reporting periods, interest income is calculated by applying the effective interest rate to the gross carrying amount if the credit risk of the financial asset improves so that it is no longer credit impaired and the improvement can be related objectively to an event.

2.7.2 Front-end and commitment fees

Front-end fees received by the Bank relating to the origination or acquisition of a financial asset are an integral part of generating an involvement with the resulting financial instrument and, accordingly, are an integral part of the effective interest rate of that financial instrument.

Commitment fees received by the Bank to originate a loan when the loan commitment is not measured at FVPL are treated as follows:

(i)

if it is probable that the Bank will enter into a specific lending arrangement and is an integral part of the effective interest rate of a financial instrument, and the commitment expires without the Bank making the loan, the fee is recognised as revenue at expiration of the commitment.

(ii)

if it is likely that a specific lending arrangement will not be entered into, and is not an integral part of the effective interest rate of the financial instrument, the fee is accounted for as revenue over the commitment period.

2.7.3 Administration fees

Administration fees are recognised as revenue throughout the period that the services are rendered.

2.8 Employee benefits

Employee benefits represent consideration given, and are expenditures incurred by the Bank, in exchange for services rendered by employees or for termination of employment contracts. These benefits include short-term employee benefits and contributions to defined contribution plans.

Short-term employee benefits

During the reporting period in which an employee has rendered services, the Bank recognises the short-term employee benefits payable for those services as a liability with a corresponding increase in the related expense. Short-term employee benefits include salaries, pre-retirement medical insurance, life insurance, accidental death and disability provision, death grant, sick leave, travel accident coverage, long-term disability, multipurpose loans to staff as well as a special allowance for staff recruited globally.

Defined contribution plans

A defined contribution plan is a pension plan under which the Bank pays fixed contributions into a separate entity. The Bank has no legal or constructive obligations to pay further contributions if the

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.8 Employee benefits (Continued)

Defined contribution plans (Continued)

fund does not hold sufficient assets to pay any employees the benefits relating to employee service earned in any current and prior period. When an employee has rendered service to the Bank during a period, it recognises a contribution payable to a defined contribution plan in exchange for that service, along with the related expense. Defined contribution plans include defined contribution pension plans and post-retirement medical benefit plans.

2.9 Leases

A lease contract is one which conveys the right to control the use of an asset for a specified period of time. The lease liability is measured as the present value of the payments that are not paid at the date of recognition discounted at the leases’ implicit interest rate. The right of use asset is measured at cost, consisting of the lease liability plus any payments made before the commencement of lease and less any lease incentives.

2.10 Dividend

Dividend distributions to the Bank’s shareholders are recognised as a liability in the period in which the dividends are approved by the Board of Governors.

2.11 Current and non-current presentation

The Bank presents its assets and liabilities in the order of liquidity as this provides more relevant information.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The Bank makes estimates and assumptions that affect the amounts recognised in the financial statements, and the carrying amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgements, apart from those involving estimations, in the process of applying the accounting policies. Judgements that have the most significant effect on the amounts recognised in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

3.1 Impairment losses on financial instruments

The measurement of the ECL allowance for financial assets measured at amortised cost requires extensive financial modelling and significant assumptions about future economic conditions and credit behaviour (e.g. the likelihood of customers defaulting and the resulting losses).

A number of significant judgements are also required in measuring ECL, which include:

•	Determining criteria for significant increase in credit risk and definition of default;

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

3.1 Impairment losses on financial instruments (Continued)

•	Choosing appropriate models and assumptions for the measurement of ECL;

•	Establishing the number and probability of forward-looking scenarios for each type of product; and

•	Assigning exposures through an internal credit grading process.

Details of the inputs, assumptions, and estimation techniques used in measuring ECL are further disclosed in Note 5.13(c), which also presents sensitivities of the ECL.

3.2 Measurement of fair value

Paid-in capital receivables are initially measured at fair value. The Bank is required to use valuation techniques to determine the fair value as at the reporting date. The Bank made judgements about the expected timing of future cash flows and the appropriate discount rate to apply. If the interest rate were changed +/-1 basic point (“bps”), the fair value of the capital receivables would have decreased/increased by approximately USD 3 million.

3.3 Structured entity consolidation

The Bank manages the AIIB’s Project Preparation Special Fund (the “Special Fund”), and has made a judgement on whether or not, for accounting purposes, it is the principal or an agent, to assess whether the Bank controls the Special Fund and should consolidate it. The Bank identified the Special Fund’s assets as a “silo” when conducting its consolidation assessment. When performing this assessment, the Bank considered several factors including, among other things, the scope of its decision-making authority over the structured entity, the rights held by other parties, the remuneration to which it is entitled in accordance with the related agreements for the asset management services, the Bank’s exposure to variability of returns from other interests that it holds in the structured entity. The Bank is not exposed to any significant variability in its returns and as such was deemed to not control the Special Fund. The Bank performs re-assessment periodically.

Detailed information about the unconsolidated structured entity is set out in Note 5.15.

4 TAXATION

In accordance with Article 51 of the AOA, within the scope of its official activities, the Bank, its assets, property, income, and its operations and transactions, shall be exempt from all taxation and from all custom duties in its member countries. Article 51 also exempts the Bank from any obligation for the payment, withholding, or collection of any tax or duty.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.1 Interest income and expense

For the period from 16 January 2016 to 31 December 2016, interest income and expense are as follows:

Interest income
Loan investments (1)	6
Cash and deposits	23,449

Total interest income	23,455

Interest expense	—

Total interest expense	—

Net interest income	23,455

(1)

Interest income for loan investments includes amortisation of front-end fees, commitment fees and other incremental and directly related costs in relation to loan origination that are an integral part of the effective interest rate of those loans.

5.2 Net fee and commission expense

For the period from 16 January 2016 to 31 December 2016, net fee and commission expense is comprised of:

Administration fee (Note 5.15)	100

Total fee and commission income	100

Co-financing service fee accrued for the period	(170)

Total fee and commission expense	(170)

Net fee and commission expense	(70)

5.3 General and administrative expenses

For the period from 16 January 2016 to 31 December 2016, general and administrative expenses are as follows:

Staff costs (1)	12,226
Professional service expenses	6,729
Facilities and administration expenses	4,553
IT equipment and services	3,170
Travelling expenses	2,102
Auditor’s remuneration	455
Others	1,423

Total general and administrative expenses	30,658

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.3 General and administrative expenses (Continued)

(1) Staff costs

Staff costs for the period from 16 January 2016 to 31 December 2016 include the following:

Short-term employee benefits	10,826
Defined contribution pension plans	1,391
Others	9

Total	12,226

Refer to Note 5.16 for details of key management remuneration.

5.4 Cash and deposits with banks

31 December 2016
Cash	—
Deposits with banks
– Demand deposits	4,488
– Term deposits	3,569,645

Total Cash and deposits with banks	3,574,133

Less: term deposits with maturity more than 3 months (1)	(2,292,141)

Total Cash and cash equivalents	1,281,992

(1)	Term deposits with maturity more than 3 months have maturities ranging from 3 months to 24 months.

5.5 Investment at fair value through profit or loss

The Bank places funds with an external counterparty in a trust fund account (the “Trust Fund”), which, in accordance with the related Administrative Agreement between the Bank and the counterparty, reinvests the funds in a larger collective pool of investments (the “Pool”) in accordance with the investment mandate for the entire Pool. Notional allocations within the Pool are made, subject to the Investment Framework agreement between the Bank and the counterparty, to create a model portfolio exposure, as the basis for determining the fair value of the Trust Fund. The Bank classifies this investment as a single unit of account measured at fair value through profit and loss. Fees charged for the administration of the Trust Fund are comprised of a flat fee based upon average assets under management and full-cost recovery of the counterparty’s staff costs, related benefits and allocated overhead related to administering the Pool.

The counterparty does not guarantee any investment return or the principal amount deposited. The Trust Fund reports its notional allocation in the Pool as one class of financial assets.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.5 Investment at fair value through profit or loss (Continued)

The initial investment as at 31 December 2016 was USD 3,165 million. The fair value gain on this investment during the period from 16 January 2016 to 31 December 2016 was USD 14.87 million.

5.6 Loan investments, loan commitments and related ECL allowance

	31 December 2016
Sovereign loans	Gross carrying amount	Less: ECL allowance	Net carrying amount
	9,830	(277)	9,553

The ECL allowance is calculated on the basis of committed and disbursed loan amounts as at 31 December 2016. Total loan commitments as at 31 December 2016 were USD 334 million. Additional information about the loan investments, loan commitments and the related ECL is included in Note 5.13 on financial risk management.

5.7 Paid-in capital receivables

According to the AOA, payments for paid-in capital (refer to Note 5.10) are due in five instalments, with the exception of members designated as less developed countries, who may pay in ten instalments. Paid-in capital receivables represent amounts due from members in respect of paid-in capital. These amounts are initially recognised at fair value and subsequently measured at amortised costs. The fair value discount is accreted through income using the effective interest rate method. In the period from 16 January 2016 to 31 December 2016, a total discount of USD 443 million was debited into reserve, among which USD 160 million has been accreted through income in the current period. As at 31 December 2016, paid-in capital receivables, at amortised cost, are listed as follows:

Members	Paid-in capital receivables at amortised cost as at 31 December 2016
Australia	430,896
Austria	58,488
Azerbaijan	39,999
Bangladesh	98,609
Brunei Darussalam	6,129
Cambodia	9,359
China	3,479,854
Denmark	44,043
Egypt	102,081
Finland	48,753
France	395,954
Georgia	6,310
Germany	523,473
Iceland	2,052
India	979,699
Indonesia	394,036

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.7 Paid-in capital receivables (Continued)

Members	Paid-in capital receivables at amortised cost as at 31 December 2016
Israel	58,368
Italy	301,572
Jordan	13,892
Kazakhstan	114,798
Korea	436,442
Kyrgyz Republic	4,153
Lao PDR	6,424
Luxembourg	8,106
Maldives	1,031
Malta	1,580
Mongolia	4,791
Myanmar	38,995
Nepal	12,063
Netherlands	120,420
New Zealand	53,876
Norway	86,287
Oman	30,320
Pakistan	162,072
Philippines	192,537
Poland	97,622
Qatar	71,024
Russia	763,574
Saudi Arabia	299,384
Singapore	29,186
Sri Lanka	42,232
Sweden	98,908
Switzerland	110,959
Tajikistan	5,251
Thailand	167,149
Turkey	306,373
United Arab Emirates	139,159
United Kingdom	478,770
Uzbekistan	25,714
Vietnam	104,460

Total paid-in capital receivables	11,007,227

As at 31 December 2016, the contractual undiscounted paid-in capital receivables overdue amounted to USD 433.80 million (Note 5.10), because of an administrative delay but not considered as impaired. Of this amount, USD 433.18 million was collected by the date of the approval of the financial statements (Note 5.17).

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.7 Paid-in capital receivables (Continued)

As at 31 December 2016, USD 3,856 million of the above balance is due within 12 months from the reporting date.

5.8 Other Assets

31 December 2016
Prepaid co-financing service fee	175
Property improvements	168
Others	615

Total other assets	958

5.9 Other liabilities

31 December 2016
Staff costs payable	436
Accrued expenses	5,102

Total other liabilities	5,538

5.10 Share capital

31 December 2016
Authorized capital	100,000,000

– Allocated
- Subscribed	90,327,000
- Unsubscribed	7,824,400
– Unallocated	1,848,600

Total authorized capital	100,000,000

Subscribed capital	90,327,000
Less: callable capital	(72,261,600)

Paid-in capital	18,065,400

Paid-in capital comprises:
– amounts received	6,775,305
– amounts due but not yet received	433,795
– amounts not yet due	10,856,300

Total paid-in capital	18,065,400

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.10 Share capital (Continued)

In accordance with Articles 4 and 5 of the AOA, the initial authorized capital stock of the Bank is USD 100 billion, divided into 1,000,000 shares, which shall be available for subscription only by members.

The original authorized capital stock is divided into paid-in shares and callable shares, with paid-in shares having an aggregate par value of USD 20 billion and callable shares having an aggregate par value of USD 80 billion.

Payment of the amount subscribed to the callable capital stock of the Bank shall be subject to call only as and when required by the Bank to meet its liabilities. Calls on unpaid subscriptions shall be uniform in percentage on all callable shares.

In accordance with Article 37 of the AOA, any member may withdraw from the Bank at any time by delivering a notice in writing to the Bank at its principal office. A withdrawing member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the withdrawal notice. At the time a country ceases to be a member, the Bank shall arrange for the repurchase of such country’s shares by the Bank as a part of the settlement of accounts with such country. For this purpose, the repurchase price of the shares shall be the value shown on the books of the Bank on the date the country ceases to be a member.

Members	Total shares	Subscribed capital	Callable capital	Paid-in capital	Paid-in capital received	Paid-in capital not yet received
Australia	36,912	3,691,200	2,953,000	738,200	295,280	442,920
Austria	5,008	500,800	400,600	100,200	40,080	60,120
Azerbaijan	2,541	254,100	203,300	50,800	10,164	40,636
Bangladesh	6,605	660,500	528,400	132,100	26,420	105,680
Brunei Darussalam	524	52,400	41,900	10,500	4,200	6,300
Cambodia	623	62,300	49,800	12,500	2,500	10,000
China	297,804	29,780,400	23,824,300	5,956,100	2,382,440	3,573,660
Denmark	3,695	369,500	295,600	73,900	28,890	45,010
Egypt	6,505	650,500	520,400	130,100	26,020	104,080
Finland	3,103	310,300	248,200	62,100	12,420	49,680
France	33,756	3,375,600	2,700,500	675,100	270,040	405,060
Georgia	539	53,900	43,100	10,800	4,320	6,480
Germany	44,842	4,484,200	3,587,400	896,800	358,720	538,080
Iceland	176	17,600	14,100	3,500	1,400	2,100
India	83,673	8,367,300	6,693,800	1,673,500	669,400	1,004,100
Indonesia	33,607	3,360,700	2,688,600	672,100	268,840	403,260
Israel	7,499	749,900	599,900	150,000	90,000	60,000
Italy	25,718	2,571,800	2,057,400	514,400	205,760	308,640
Jordan	1,192	119,200	95,400	23,800	9,520	14,280
Kazakhstan	7,293	729,300	583,400	145,900	29,180	116,720
Korea	37,387	3,738,700	2,991,000	747,700	299,080	448,620

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.10 Share capital (Continued)

Members	Total shares	Subscribed capital	Callable capital	Paid-in capital	Paid-in capital received	Paid-in capital not yet received
Kyrgyz Republic	268	26,800	21,400	5,400	991	4,409
Lao PDR	430	43,000	34,400	8,600	1,720	6,880
Luxembourg	697	69,700	55,800	13,900	5,560	8,340
Maldives	72	7,200	5,800	1,400	280	1,120
Malta	136	13,600	10,900	2,700	1,080	1,620
Mongolia	411	41,100	32,900	8,200	3,280	4,920
Myanmar	2,645	264,500	211,600	52,900	10,580	42,320
Nepal	809	80,900	64,700	16,200	3,240	12,960
Netherlands	10,313	1,031,300	825,000	206,300	82,520	123,780
New Zealand	4,615	461,500	369,200	92,300	36,920	55,380
Norway	5,506	550,600	440,500	110,100	22,020	88,080
Oman	2,592	259,200	207,400	51,800	20,720	31,080
Pakistan	10,341	1,034,100	827,300	206,800	41,360	165,440
Philippines	9,791	979,100	783,300	195,800	—	195,800
Poland	8,318	831,800	665,400	166,400	66,560	99,840
Qatar	6,044	604,400	483,500	120,900	48,360	72,540
Russia	65,362	6,536,200	5,229,000	1,307,200	522,880	784,320
Saudi Arabia	25,446	2,544,600	2,035,700	508,900	203,560	305,340
Singapore	2,500	250,000	200,000	50,000	20,000	30,000
Sri Lanka	2,690	269,000	215,200	53,800	10,760	43,040
Sweden	6,300	630,000	504,000	126,000	25,200	100,800
Switzerland	7,064	706,400	565,100	141,300	28,260	113,040
Tajikistan	309	30,900	24,700	6,200	620	5,580
Thailand	14,275	1,427,500	1,142,000	285,500	114,200	171,300
Turkey	26,099	2,609,900	2,087,900	522,000	208,800	313,200
United Arab Emirates	11,857	1,185,700	948,600	237,100	94,840	142,260
United Kingdom	30,547	3,054,700	2,443,800	610,900	122,180	488,720
Uzbekistan	2,198	219,800	175,800	44,000	17,600	26,400
Vietnam	6,633	663,300	530,600	132,700	26,540	106,160

Total	903,270	90,327,000	72,261,600	18,065,400	6,775,305	11,290,095

5.11 Reserves

Based on Article 18.1 of the AOA, the Board of Governors shall determine at least annually what part of the net income of the Bank shall be allocated, after making provision for reserves, to retained earnings or other purposes and what part, if any, shall be distributed to the members.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.12 Distribution

Distributable retained earnings as at 31 December 2016 were USD 7.3 million. As at 31 December 2016, USD 160 million of retained earnings has been transferred to reserve for accretion of the paid-in capital receivables.

No dividends were declared during the reporting period.

5.13 Financial risk management

(a) Overview

The Bank adopts a proactive and comprehensive approach to risk management that is instrumental to the Bank’s financial viability and success in achieving its mandate. The ability to identify, mitigate, and manage risk begins with the Bank’s policies established with a strong risk culture. In addition to establishing appropriate risk parameters, a thorough robust project review and monitoring process, the risk management function provides independent oversight of credit, market, liquidity, operational, and associated reputational risk in the Bank’s activities. It is also designed to integrate asset and liability management.

(b) Financial risk management framework

The Bank has established its risk appetite, risk management objectives and strategies in its Risk Limits Policy, and its Risk Management Framework (the “RMF”). Within this RMF, the Risk Management Department is responsible for monitoring financial risks with the oversight of the Risk Committee.

The Risk Committee is responsible for establishing the overall risk appetite of the Bank and reviewing and approving the risk management objectives and strategies. The Risk Committee monitors the integrated risk processes, on a cross-sector and cross-category basis for the Bank. The Board approves key risk policies as recommended by the President and the Executive Committee.

The Risk Management Department has overall responsibility for managing all aspects of risks, including implementing risk management strategies, initiatives and credit policies, and approving internal policies, measures and procedures related to risk management.

(i) Investment operations portfolio

At the project level, the Bank employs experienced employees with project finance skills and credit risk training in order to identify, invest in, and monitor commercially sound projects with positive economic impacts.

An investment committee of senior managers review the credit quality and merits of proposed individual projects in line with the Bank’s policies and procedures. In order to make its recommendations, such committee is provided by the relevant departments with assessments specific to their area, including risk, legal, finance, strategy, environmental and social aspects, and procurement.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.13 Financial risk management (Continued)

(b) Financial risk management framework (Continued)

Accountabilities at different stages of the credit risk/project approval process are delineated and regularly updated by the Bank’s management.

(ii) Treasury portfolio

The treasury portfolio includes deposits with banks and the investments in the Trust Fund.

According to the Bank’s General Investment Authority, the Bank can make investments in the assets specified in a list of eligible assets, including deposits and certain money market funds that invest in high credit quality securities.

With respect to the Trust Fund described in Note 5.5, the Trust Fund’s assets consist of its notionally allocated share of cash and investments in the Pool. The Pool is actively managed and invested in accordance with the investment strategy established for all such kind of Trust Funds administered by the counterparty. The objectives of the investment strategy is foremost to maintaining adequate liquidity to meet foreseeable cash flow needs and preserve capital and then, to maximize investment returns. The Pool is exposed to credit, market and liquidity risks.

(c) Credit risk

Credit risk management

The Bank takes on exposure to credit risk, which is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Exposure to credit risk arises as a result of the Bank’s lending and other transactions with counterparties giving rise to financial assets and loan commitments.

The Bank is primarily exposed to credit risk in both its loan granting of bank activities and deposit placing of the treasury activities. The counterparties could default on their contractual obligations or the value of the Bank’s investments could become impaired.

The Bank’s maximum exposure to credit risk from financial instruments before taking into account any collateral held or other credit enhancements is their carrying amount presented on the statement of financial position. The maximum exposure to credit risk from the undrawn loan commitments is USD 334 million. As at 31 December 2016, no collateral or other credit enhancements are held for the financial assets and loan commitments.

(i) Credit risk in the investment operations portfolio

•	Sovereign-backed infrastructure loans

Sovereign-backed infrastructure loans are the obligation of a member country as borrower or guarantor. The Bank’s credit decisions are based on assessments of the borrower’s or guarantor’s

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.13 Financial risk management (Continued)

(c) Credit risk (Continued)

Credit risk management (Continued)

capacity to service the loan. These assessments are undertaken in accordance with the relevant operational policies. Specifically, the Bank performs its own sovereign credit analysis and assigns its own internal sovereign credit rating. When making these assessments, the Bank gives particular consideration to the International Monetary Fund/World Bank debt sustainability analyses and will utilize, where appropriate, country and macroeconomic reporting by multilateral development banks (“MDBs”), commercial banks, and “think tanks”. The appraisal of sovereign-backed loans takes into account, as appropriate, a full assessment of the project’s benefits and risks. The Bank’s internal rating has 12 notches, with rating 1-4 for investment grade.

As an international financial institution, the Bank does not participate in country debt rescheduling or debt reduction exercises of sovereign-backed loans or guarantees.

When a borrower fails to make payment on any principal, interest, or other charge due to the Bank, the Bank may suspend disbursements immediately on all loans to that borrower. The conditions for suspension of sovereign loans are presented in more detail in the Bank’s operational policies. Under its operational policies, the Bank would cease making new sovereign-backed loans to the borrower once any loans are overdue by more than 30 days and suspend all disbursements to or guaranteed by the member concerned once any loans are overdue by more than 60 days.

•	Non-sovereign-backed infrastructure loans

The Bank provides private enterprises and state-owned or state-controlled enterprises with loans that do not have a full member guarantee. However, the Bank retains the right, when it deems it advisable, to require a full or partial sovereign guarantee.

The Bank assigns an internal credit rating taking into account specific project, sector, macro, and country credit risks.

As at 31 December 2016, all the loans and loan commitments originated by the Bank are sovereign-backed infrastructure loans.

(ii) Credit risk in the treasury portfolio

Treasury activities and risk appetite are monitored by the Risk Committee and Board of Directors. The Bank has a limits policy which determines the maximum exposure to eligible counterparties and instruments. Eligible counterparties must have a single A credit rating or higher. All individual counterparty and investment credit lines are monitored and reviewed by Risk Management periodically.

As at 31 December 2016, the treasury portfolio includes term deposits with banks and investment in Trust Fund described in Note 5.5. As the Trust Fund is not subject to significant credit risk, the credit risk of the treasury portfolio is mainly from the term deposits. Given the high credit quality and its immaterial ECL, no loss provisions are assigned for the investments in the treasury portfolio for the period ended 31 December 2016.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.13 Financial risk management (Continued)

(c) Credit risk (Continued)

Credit quality analysis

Except for loan investments, other financial assets at amortised cost are paid-in capital receivables and deposits with banks, for which credit risk is not significant.

The following table sets out information about the credit quality of loan investments and loan commitments issued as at 31 December 2016.

Loan investments at amortised cost and undrawn portion of the same loan contracts	31 December 2016
Gross carrying amount of loan investments	9,830
Credit exposure for loan commitments of the undrawn portion	334,305
12 month ECL	(277)

Carrying amount	343,858

Included above, the credit exposure from both loan investments and loan commitments of USD 216 million are rated as investment grade according to the Bank’s internal rating methodology.

As at 31 December 2016, all the loan investments and loan commitments are issued to borrowers in Asia.

Loss allowance reconciliation

	Gross carrying amount	12 month ECL
As at the 16 January 2016	—	—
Loan investments originated	9,830	(32)
Loan commitments originated	334,305	(245)

As at 31 December 2016	344,135	(277)

ECL measurement

The Bank adopts an ECL ‘three-stage’ model for applicable financial instruments. A ‘three-stage’ model for impairment is based on changes in credit quality since initial recognition:

•	A financial instrument that is not credit-impaired on origination is classified in ‘Stage 1’, and has its credit risk continuously monitored by the Bank;

•	If a significant increase in credit risk (“SICR”) since initial recognition is defined, the financial instrument is moved to ‘Stage 2’, but is not yet deemed to be credit-impaired;

•	If the financial instrument is deemed to be in credit-impaired, the financial instrument is then moved to ‘Stage 3’.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.13 Financial risk management (Continued)

(c) Credit risk (Continued)

ECL measurement (Continued)

The Bank’s main credit risk exposure is from loan investments and loan commitments, and the credit risk of other financial assets is not significant.

The following reflects the Bank’s ECL measurement focus on loan investments and loan commitments. Given the nature of AIIB’s business (large infrastructure loans), all the instruments are assessed on an individual basis.

The key judgements and assumptions adopted by the Bank are discussed below:

(i) Significant increase in credit risk

The Bank considers a financial instrument to have experienced SICR when one or more of the following quantitative, qualitative or backstop criteria have been met:

•	Quantitative criteria:

Deterioration in credit rating is used as the quantitative criteria of SICR:

•	For Investment grade loans, rating downgrade by 2 notches compared with rating at origination

•	For Non-investment grade loans, rating downgrade by 1 notch compared with rating at origination

All loan investments and loan commitments included in the Bank’s banking book initially are rated at origination using internal rating methodology. The methodology used to rate the level of credit risk of these individual loans depends on the type of loan. For sovereign loans, a sovereign loan creditworthiness assessment methodology is used, with the Rating provided by Economist Investigation Unit (the “EIU”) and Standard & Poor’s (the “S&P”) with adjustments based on historical data from peer banks. For non-sovereign loans, the loan may be rated using the Project Finance Rating tool provided by S&P for project finance type loans. These initial ratings are used to estimate the Stage 1—12-month ECL at each reporting date to determine the SICR since origination.

•	Qualitative criteria:

In addition to the quantitative criteria, the following qualitative elements will also contribute to a determination that the loan should migrate to Stage 2:

•	Adverse changes in business, financial or economic conditions;

•	Expected breach of contract that may lead to covenant waivers or amendments;

•	Transfer to watchlist/monitoring;

•	Change in payment behaviour.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.13 Financial risk management (Continued)

(c) Credit risk (Continued)

(i) Significant increase in credit risk (Continued)

•	Backstop:

•	30 days past due.

(ii) Definition of credit-impaired assets

Credit-impaired assets, which migrate to Stage 3, are those with respect to which one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired include observable data about the following events:

•	significant financial difficulty of the issuer or the borrower;

•	a breach of contract, such as a default or past due event;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

•	the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

It may not be possible to identify a single discrete event—instead, the combined effect of several events may have caused financial assets to become credit-impaired.

(iii) Measurement of the 12-month and lifetime ECL

•	Estimation of 12-month ECL:

•

Point-in-time Probability of Default (PIT PD) is converted from Through-The-Cycle (TTC) PD using the Vasicek Merton formula, based on calculation of cycle factor/state of economy for 3 scenarios (Base, Good, Bad) and mapped to AIIB ratings.

•	Loss Given Default (LGD) at present is 30% for sovereign and 70% for non-sovereign, based on management’s estimates established on the analysis of market data statistics and related judgement.

•	Exposure at Default (EAD) is calculated as Current exposure + projected disbursement in the next 1 year.

•	12-month ECL = PIT PD * LGD * EAD

•

The above calculation is performed for each of the three scenarios and then probability weighted. The weight of the 3 scenarios are 50%:25%:25% (Base, Good and Bad). The estimation is based on the best representative management judgement without undue

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.13 Financial risk management (Continued)

(c) Credit risk (Continued)

(iii) Measurement of the 12-month and lifetime ECL (Continued)

cost or effort that, going forward the current path of macroeconomic projections with equal chance of being significantly worse (Bad scenario) or better (Good scenario), considering the projections of macroeconomics of those countries that the Bank has credit exposure.

•	Estimation of lifetime ECL

•	PIT PD

•	Unconditioned PD term structure is based on the S&P or EIU default rate data by year end rating grade and then mapped to AIIB ratings.

•

Conditioned PD term structure is based on PIT PD calculation based on the Vasicek Merton formula for the first 3 years (as in 12-month ECL calculation) and the Through-the-Cycle PD (TTC PD) for the remaining years. Management considers this estimate is in line with the concept of reversing to mean on average (through the cycle).

•	LGD is the same as 12-month ECL calculation.

•

EAD for any given year is based on Current exposure + net projected disbursement in the next 1 year, as by the disbursement schedule for each year. If the above is not available, use linear amortization.

•	Lifetime is equal to contractual lifetime.

•	Lifetime ECL = NPV (PIT PD * LGD * EAD for each year) across the life time of the loan.

•	Discount rate is equal to effective interest rate.

•

In the same way as the 12-month ECL calculation, the above calculation is done for each of the three scenarios and then probability weighted, and the weighting of the 3 scenarios are the same as 12-month ECL calculation.

(iv) Forward-looking information incorporated in ECL

Forward-looking information has been incorporated taking into account the following steps:

•	Macro Scenario development

•	3 Macro Scenarios – Base, Good, Bad. Each scenario is forecasted for 3 years.

•	Choice of macro scenarios and probability weighting of each scenario is approved by the Risk Committee.

•	Establishment of TTC PD

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.13 Financial risk management (Continued)

(c) Credit risk (Continued)

(iv) Forward-looking information incorporated in ECL (Continued)

•	TTC PD is calculated based on each customer’s internal AIIB rating.

•	Determining “state of economy”/“Cycle Factor” (CF)

•	State of economy/CF are determined based on a regression based macro model.

•	Regression is calculated based on historic observations of CF and macro-economic factors. Relationships obtained from regression is used to calculate CF given a set of macro-economic scenarios.

•	Calculation of PIT PD

The Bank uses the Vasicek-Merton formula to convert current customer rating (TTC) to PIT PD for a given state of economy/CF.

Sensitivity analysis

The output of the Bank’s impairment provisioning model is most sensitive to management’s assessment of the credit risk of the sovereign-backed infrastructure loans and loan commitments as expressed by assigning an internal credit rating. Had each exposure been downgraded one notch on the Bank’s internal credit rating scale, the impairment provision as at 31 December 2016 would have been approximately USD 1.45 million. Had each exposure been upgraded one notch the impairment provision as at 31 December 2016 would have been approximately USD 0.19 million.

(v) Definition of default

For the ECL measurement, “default” occurs when an obligor meets one or more of the following conditions:

•

Failure to make a payment (“payment default”) –180 days past due for sovereign-backed infrastructure loans and 90 days past due for non-sovereign-backed infrastructure loans. 180 days past due for sovereign-backed infrastructure loans is based on the consideration for slower administrative, processing and collection periods that are not driven by credit deterioration.

•	Breach of specific covenants that trigger a default clause.

•	Default under a guarantee or collateral or other support agreements.

•	Failure to pay a final judgement or court order.

•	Bankruptcy, liquidation, or the appointment of a receiver or any similar official.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.13 Financial risk management (Continued)

(c) Credit risk (Continued)

(vi) Write off policy

The Bank reduces the gross carrying amount of a financial asset when the Bank has no reasonable expectations of recovering the contractual cash flows on a financial asset in its entirety or a portion thereof.

(d) Market risk

The Bank is exposed to two major market risks in its investment, lending and other activities: currency risk and interest rate risk. The risks are that movements in exchange rates and interest rates may affect the financial positions taken by the Bank and, as a result, impact the Bank’s net profit and equity.

In its asset and liability management process, the Bank pursues three goals: (a) reducing risks that might arise from the mismatch of assets and liabilities in terms of currency, interest rate sensitivity, or maturity; (b) monitoring the evolving risks to the Bank’s income over time and establishing a framework that reduces the potential volatility of the Bank’s income over the medium term; and (c) assigning clear responsibility for all market risks to which the Bank is exposed.

Currency risk

The Bank currently only offers loans in US Dollars. This will continue to be the case until the Bank is prepared to hedge non-dollar lending through swaps or other hedging mechanisms. As at 31 December 2016, the currency risk is not material for the Bank. Currency table for the main monetary items is listed as below:

	USD	Other currencies	Total
	USD equivalent
Financial assets
Cash and cash equivalents	1,281,832	160	1,281,992
Term deposits	2,292,141	—	2,292,141
Investment at fair value through profit or loss	3,179,873	—	3,179,873
Funds deposited for co-financing arrangements	23,623	—	23,623
Loan investments, at amortised cost	9,553	—	9,553
Paid-in capital receivables	11,007,227	—	11,007,227

	17,794,249	160	17,794,409

Interest rate risk

The Bank takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates on its financial position and cash flows. Interest margins may increase as a result of such changes, but may reduce or create losses in the event that unexpected movements arise.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.13 Financial risk management (Continued)

(d) Market risk (Continued)

Interest rate risk (Continued)

Sensitivity analysis

As the Bank has no material financial liabilities at 31 December 2016, the following table illustrates the potential impact for the current period, of a parallel upward or downward shift of 50 basis points in relevant interest rate curves on the Bank’s interest income from the floating rate loan investments measured at amortised cost, based on the Bank’s loan investments at the end of the reporting period. This analysis assumes that interest rates of all maturities move by the same amount, and does not reflect the potential impact of unparalleled yield curve movements.

The sensitivity analysis on net interest income is based on reasonably possible changes in interest rates over the next twelve months from the reporting date with the assumption that the structure of financial assets held at the period end remains unchanged.

Interest income
+50 basis points	3
-50 basis points	(3)

(e) Liquidity risk

Liquidity risk is the risk that the Bank will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. As at 31 December 2016, the Bank does not have any significant financial liabilities.

(f) Operational risk

Consistent with guidance issued by the Basel Committee on Banking Supervision, operational risk is defined as risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Effective management and mitigation of operational risk relies on a system of internal controls aimed at identifying various risks, and establishing acceptable risk parameters and monitoring procedures.

The Bank adopts the Basic Indicator Approach (as recommended by Basel II) for capital allocation for operational risks, which is set at 15% of the average gross income over the past three years, ignoring those years where income was not positive. For initial years, the Bank allocates capital for operational risk at 1% of its paid-in capital, reserves and retained earnings.

(g) Capital management

The Bank collectively manages the paid-in capital plus reserves and retained earnings as capital. To ensure that the Bank has the highest possible credit on a stand-alone basis at all times, two relevant limits are relevant to be always observed. The first, as required by Article 12.1 of the AIIB’s

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.13 Financial risk management (Continued)

(g) Capital management (Continued)

AOA, the Bank’s total unimpaired subscribed capital, reserves, and retained earnings have to be always greater than the total exposure from its investment operations (i.e. loans, equity investments, guarantees and other types of financing). This limit may be increased up to 250% of the Bank’s unimpaired subscribed capital, reserves, and retained earnings with the approval of the Board of Governors. The second, using an economic capital framework, the Bank’s available capital must be greater than the required economic capital given the composition of its investment assets by credit risk rating plus a certain amount of buffer. The amount of buffer will be based on the outcome of the stress testing exercise on AIIB’s portfolio based on scenarios chosen by the Risk Committee and benchmark comparison of additional buffer to MDBs and private sector banks, which typically ranges between 25% and 75% of the economic capital requirement calculated based on the level of risk and composition of investment asset portfolios. This requirement is evaluated against the requirement for capital as of the then current date as well as for the next three years.

5.14 Fair value disclosures

The majority of the Bank’s assets and liabilities in the statement of financial position are financial assets and financial liabilities. Fair value measurement of non-financial assets and non-financial liabilities do not have a material impact on the Bank’s financial position and operations, taken as a whole.

The Bank does not have any financial assets or financial liabilities subject to non-recurring fair value measurements for the period ended 31 December 2016.

The fair value of the Bank’s financial assets and financial liabilities are determined as follows:

•

If traded in active markets, fair values of financial assets and financial liabilities with standard terms and conditions are determined with reference to quoted market bid prices and ask prices, respectively.

•

If not traded in active markets, fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models or discounted cash flow analysis using prices from observable current market transactions for similar instruments.

Fair value hierarchy

The Bank classifies financial assets and financial liabilities into the following three levels based on the extent to which inputs to valuation techniques used to measure fair value of the financial assets and financial liabilities are observable:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in an active market for identical assets or liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.14 Fair value disclosures (Continued)

Fair value hierarchy (Continued)

Level 3:	fair value measurements are based on models, and the unobservable inputs are significant to the entire measurement.

Financial assets and financial liabilities not measured at fair value on the statement of financial position

The tables below summarises the carrying amounts and fair values of those financial assets and financial liabilities not measured in the statement of financial position at their fair value as at 31 December 2016:

	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	1,281,992	1,281,992
Term deposits	2,292,141	2,291,991
Funds deposited for co-financing arrangements	23,623	23,623
Loan investments, at amortised cost	9,553	9,553
Paid-in capital receivables	11,007,227	10,522,553

Financial liabilities
Other liabilities	5,538	5,538

As at 31 December 2016, the Bank’s balances of those financial assets and liabilities not measured at fair value but with short-term maturity approximate their fair values.

Loan investments and paid-in capital receivables measured at amortised cost were calculated using Level 3 inputs by discounting the cash flows at a current interest rate applicable to each loan and paid-in capital receivables.

Financial assets and financial liabilities measured at fair value on the statement of financial position

The table below summarises the fair values of the financial assets and financial liabilities measured in the statement of financial position at their fair value:

	Level 1	Level 2	Level 3	Total
Investment at fair value through profit or loss	—	3,179,873	—	3,179,873

Investment at fair value through profit or loss are amounts invested in the Trust Fund. Refer to Note 5.5.

The Trust Fund’s notionally allocated share in the Pool is not traded in any market. The fair value of the Trust Fund is derived from that of the notionally allocated assets.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.14 Fair value disclosures (Continued)

Financial assets and financial liabilities measured at fair value on the statement of financial position (Continued)

There have been no significant transfers among Level 1, Level 2 and Level 3 during the period.

5.15 Unconsolidated structured entity

The Special Fund established and administered by the Bank based on Article 17.1 of the AOA is an unconsolidated structured entity for accounting purposes. The objective of the Special Fund is to support and facilitate the preparation of projects for the benefit of one or more members of the Bank that, at the time when the decision to extend the grant is made by the Bank, are classified as recipients of financing from the International Development Association, including Blend countries; however, the projects that benefit other members may also be eligible for such assistance in exceptional circumstances, such as innovative and complex projects and regional or cross-border projects with significant regional impacts. Consistent with Article 10 of the Bank’s AOA, the resources of the Special Fund shall at all times and in all respects be held, used, committed, invested or otherwise disposed of entirely separately from the Bank’s ordinary resources.

The resources of the Special Fund consist of: (a) amounts accepted from any member of the Bank, any of its political or administrative sub-divisions, or any entity under the control of the member or such sub-divisions or any other country, entity or person approved by the President may become a contributor to the Special Fund; (b) income derived from investment of the resources of the Special Fund; and (c) funds reimbursed to the Special Fund, if any.

The full cost of administering the Special Fund is charged to that Special Fund. The Bank charges an administration fee equal to 1% of any contribution, and the Special Fund bears all expenses appertaining directly to operations financed from the resources of the Special Fund.

As at 31 December 2016, the Special Fund had aggregate contributions amounting to USD 10 million. The Bank, acting as manager of the Special Fund, receives administration fees and cost recovery fees. For the period from 16 January 2016 to 31 December 2016, total fees amounted to USD 0.1 million.

Administration of the Special Fund does not expose the Bank to any loss. The Bank is not obliged to provide financial support to the Special Fund.

5.16 Related party transactions

Parties are generally considered to be related if the parties are under common control, or one party has the ability to control the other party or can exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely to the legal form.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.16 Related party transactions (Continued)

As at 31 December 2016, the outstanding balances with related parties were as follows:

	Key management personnel	Other related parties
Assets – loan granted	23	—
Liabilities	—	—

The income and expense items affected by transactions with related parties for the period from 16 January 2016 to 31 December 2016, were as follows:

	Key management personnel	Other related parties
Income	—	100
Expense	—	—

Income from other related parties relates to the Special Fund administration fee (Note

5.15).

Key management personnel

Key management personnel are those persons who have the authority and responsibility to plan, direct, and control the activities of the Bank. Key management personnel of the Bank is defined as the members of the Bank’s Executive Committee, that is, in accordance with the Terms of Reference of the Executive Committee, the President, the Vice Presidents and the General Counsel.

During the period from 16 January 2016 to 31 December 2016, other than the loan granted to key management personnel as disclosed above, the Bank had no other material transactions with key management personnel.

The compensation of key management personnel during the period comprises short-term employee benefits of USD 2.12 million and defined contribution pension plans of USD 0.3 million.

Use of office building

In accordance with Article 5 of the Headquarters Agreement, the Government provides a permanent office building and the temporary office accommodation to the Bank, free of charge.

Short-term advance from the Ministry of Finance of the PRC

A non-interest bearing start-up budget loan facility of RMB 53.95 million (USD 8.3 million) to fund the Bank’s initial organizational activities was provided by the Ministry of Finance of the PRC. All amounts owed were repaid on 1 April 2016.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Notes to the Financial Statements

For the period from 16 January 2016 (Date of Commencement of Operations) to 31 December 2016

(All amounts in thousands of US Dollars unless otherwise stated)

5 NOTES TO THE FINANCIAL STATEMENTS

5.17 Events after the end of the reporting period

Subsequent to 31 December 2016, USD 433.18 million of paid-in capital receivables that were overdue have been received by the Bank from members.

Asian Infrastructure Investment Bank

Auditor’s Review Report

Condensed Financial Statements (Unaudited)

for the Nine Months Ended Sep. 30, 2018

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Governors of the Asian Infrastructure Investment Bank:

Introduction

We have reviewed the accompanying interim condensed statement of financial position of Asian Infrastructure Investment Bank (the “Bank”) as of September 30, 2018 and the related condensed statements of comprehensive income, changes in equity and cash flows for the nine-month period then ended and notes, comprising a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and presentation of this condensed interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this condensed interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, November 15, 2018

Contents

Financial Statements

Asian Infrastructure Investment Bank

Condensed Statement of Comprehensive Income

For the nine months ended Sep. 30, 2018

In thousands of US Dollars	Note	For the nine months ended Sep. 30, 2018 (unaudited)	For the nine months ended Sep. 30, 2017 (unaudited)
Interest income	C1	176,378	86,932
Interest expense	C1	—	—

Net interest income		176,378	86,932
Net fee and commission expense	C2	(803)	(733)
Net gain on investment at fair value through profit or loss	C5	35,822	46,063
Impairment provision	C6	(51,487)	(4,163)
General and administrative expenses	C3	(60,387)	(37,327)
Net foreign exchange loss		13	(40)

Operating profit for the period		99,536	90,732
Accretion of paid-in capital receivables		82,733	110,419

Net profit for the period		182,269	201,151
Other comprehensive income		—	—

Total comprehensive income		182,269	201,151

Attributable to:
Equity holders of the Bank		182,269	201,151

The accompanying notes are an integral part of these financial statements.

Asian Infrastructure Investment Bank

Condensed Statement of Financial Position

As at Sep. 30, 2018

In thousands of US Dollars	Note	Sep. 30, 2018 (unaudited)	Dec. 31, 2017 (audited)
Assets
Cash and cash equivalents	C4	1,053,102	1,104,866
Term deposits	C4	7,555,880	5,885,854
Investments at fair value through profit or loss	C5	3,295,994	3,255,140
Funds deposited for cofinancing arrangements		13,791	1,592
Loan investments, at amortized cost	C6	1,148,852	773,238
Paid-in capital receivables	C7	6,354,921	7,948,901
Intangible assets		490	1,032
Other assets	C8	1,661	1,983

Total assets		19,424,691	18,972,606

Liabilities
Other liabilities	C9	58,586	13,587

Total liabilities		58,586	13,587

Members’ equity
Paid-in capital	C10	19,237,400	19,000,300
Reserve for accretion of paid-in capital receivables		(89,994)	(160,444)
Retained earnings		218,699	119,163

Total members’ equity		19,366,105	18,959,019

Total liabilities and members’ equity		19,424,691	18,972,606

The accompanying notes are an integral part of these financial statements.

Mr. Jin Liqun	Mr. Thierry de Longuemar
President	Vice President
and Chief Financial Officer

Asian Infrastructure Investment Bank

Condensed Statement of Changes in Equity

For the nine months ended Sep. 30, 2018

In thousands of US Dollars	Note	Subscribed capital	Less: callable capital	Paid-in capital	Reserve for accretion of paid-in capital receivables	Retained earnings	Total members’ equity
Jan. 1, 2017 (unaudited)		90,327,000	(72,261,600)	18,065,400	(282,868)	7,297	17,789,829

Capital subscription and contribution		2,666,200	(2,132,900)	533,300	—	—	533,300
Net profit for the period		—	—	—	—	201,299	201,299
Paid-in capital receivables – accretion effect		—	—	—	(12,079)	—	(12,079)
Transfer of accretion		—	—	—	110,419	(110,419)	—

Sep. 30, 2017 (unaudited)		92,993,200	(74,394,500)	18,598,700	(184,528)	98,177	18,512,349

Jan. 1, 2018 (unaudited)		95,001,100	(76,000,800)	19,000,300	(160,444)	119,163	18,959,019

Capital subscription and contribution		1,185,600	(948,500)	237,100	—	—	237,100
Net profit for the period		—	—	—	—	182,269	182,269
Paid-in capital receivables – accretion effect		—	—	—	(12,283)	—	(12,283)
Transfer of accretion		—	—	—	82,733	(82,733)	—

Sep. 30, 2018 (unaudited)	C10	96,186,700	(76,949,300)	19,237,400	(89,994)	218,699	19,366,105

The accompanying notes are an integral part of these financial statements.

Asian Infrastructure Investment Bank

Condensed Statement of Cash Flows

For the nine months ended Sep. 30, 2018

In thousands of US Dollars	Note	For the nine months ended Sep. 30, 2018 (unaudited)	For the nine months ended Sep. 30, 2017 (unaudited)
Cash flows from operating activities
Net profit for the period		182,269	201,151
Adjustments for:
Interest income from term deposits		(141,584)	(73,855)
Accrued interest on funds deposited for cofinancing arrangements		(81)	(148)
Accretion of paid-in capital receivables		(82,733)	(110,419)
Net gain on investments at fair value through profit or loss	C5	(35,822)	(46,063)
Impairment provision	C6	51,487	4,163
Depreciation and amortization		821	41
Increase in loan investments	C6	(382,948)	(633,048)
Increase in funds deposited for cofinancing arrangements		(12,118)	—
Decrease in other assets		500	13,606
Increase in other liabilities		846	1,104

Net cash used in operating activities		(419,363)	(643,468)

Cash flows from investing activities
Increase in investments	C5	(5,032)	—
Increase in term deposits, net of interest received		(1,528,443)	(2,705,664)
Intangible assets		(101)	(70)
Property improvements		(260)	(168)
Computer hardware		(95)	—

Net cash used in investing activities		(1,533,931)	(2,705,902)

Cash flows from financing activities
Capital contributions received		1,901,530	2,210,362

Net cash from financing activities		1,901,530	2,210,362

Net decrease in cash and cash equivalents		(51,764)	(1,139,008)
Cash and cash equivalents at beginning of period		1,104,866	1,281,992

Cash and cash equivalents at end of period	C4	1,053,102	142,984

The accompanying notes are an integral part of these financial statements.

Asian Infrastructure Investment Bank

Notes to the Condensed Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

A General Information

The Asian Infrastructure Investment Bank (the “Bank” or “AIIB”) is a multilateral development bank. In June 2015, representatives from 57 countries signed the Articles of Agreement (the “AOA”). The AOA entered into force on Dec. 25, 2015. The Bank commenced operations on Jan. 16, 2016. The principal office of the Bank is located in Beijing, the People’s Republic of China (“PRC”).

In the nine months ended Sep. 30, 2018, the Bank approved three new membership applications. As at Sep. 30, 2018, the Bank’s total approved membership was 87, of which 68 have completed the membership process and have become members of the Bank in accordance with the AOA.

The purpose of the Bank is to: (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions.

The legal status, privileges and immunities for the operation and functioning of the Bank in the PRC are agreed in the AOA and further defined in the Headquarters Agreement between the Government of the PRC (the “Government”) and the Bank on Jan. 16, 2016.

These financial statements were signed by the President and the Vice President and Chief Financial Officer on Nov. 14, 2018.

B Accounting Policies

B1 Basis of preparation

These condensed interim financial statements for the nine months ended Sep. 30, 2018 have been prepared in accordance with International Financial Reporting Standard: IAS 34 Interim Financial Reporting, and should be read in conjunction with the annual financial statements for the year ended Dec. 31, 2017.

The accounting policies adopted are consistent with those used in the Bank’s annual financial statements for the year ended Dec. 31, 2017.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in its process of applying the Bank’s accounting policies. The financial statements have been prepared on a going concern basis.

B Accounting Policies

B2 New accounting pronouncements

The new accounting pronouncements, amendments and interpretations issued during the nine months ended Sep. 30, 2018 do not have any significant impact on the operating results, financial position and comprehensive income of the Bank, based on the assessment of the Bank.

B3 Comparatives

The comparative date of the Condensed Statement of Financial Position is as of Dec. 31, 2017, while the comparative period of the Condensed Statement of Comprehensive Income, the Condensed

Asian Infrastructure Investment Bank

Notes to the Condensed Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

B Accounting Policies

B3 Comparatives (Continued)

Statement of Cash Flows and the Condensed Statement of Changes in Equity is from Jan. 1, 2017 to Sep. 30, 2017.

C Disclosure Notes

C1 Interest income and expense

	For the nine months ended Sep. 30, 2018	For the nine months ended Sep. 30, 2017
Interest income
Loan investments (1)	24,797	6,710
Cash and deposits	151,581	80,222

Total interest income	176,378	86,932
Interest expense	—	—

Total interest expense	—	—
Net interest income	176,378	86,932

(1)

Interest income for loan investments includes amortization of front-end fees, commitment fees and other incremental and directly related costs in relation to loan origination that are an integral part of the effective interest rate of those loans.

C2 Net fee and commission expense

	For the nine months ended Sep. 30, 2018	For the nine months ended Sep. 30, 2017
Loan service fee	123	—
Special Fund administration fee (Note C13)	52	52

Total fee and commission income	175	52
Cofinancing service fee	(978)	(785)

Total fee and commission expense	(978)	(785)
Net fee and commission expense	(803)	(733)

Asian Infrastructure Investment Bank

Notes to the Condensed Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

C Disclosure Notes

C3 General and administrative expenses

	For the nine months ended Sep. 30, 2018	For the nine months ended Sep. 30, 2017
Staff costs	28,650	18,889
Professional service expenses	12,898	5,971
Travel expenses	5,253	4,480
IT services	4,536	2,901
Facilities and administration expenses	4,318	4,138
Others	4,732	948

Total general and administrative expenses	60,387	37,327

Refer to Note C14 for details of key management remuneration.

C4 Cash and deposits with banks

	Sep. 30, 2018	Dec. 31, 2017
Cash	—	—
Deposits with banks
– Demand deposits	219,052	457,124
– Term deposits, including with maturity of less than three months	8,389,930	6,533,596

Total cash and deposits with banks	8,608,982	6,990,720

Less: term deposits with maturity more than three months (1)	(7,555,880)	(5,885,854)

Total cash and cash equivalents	1,053,102	1,104,866

(1)	Term deposits with maturity more than 3 months have maturities up to 12 months.

C5 Investments at fair value through profit or loss

	For the nine months ended Sep. 30, 2018	For the year ended Dec. 31, 2017
As at beginning of year/period	3,255,140	3,179,873
Additions	6,674	21,484
Distribution received	(1,642)	—
Fair value gain, net	35,822	53,783

Total investments at fair value through profit or loss	3,295,994	3,255,140

Asian Infrastructure Investment Bank

Notes to the Condensed Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

C Disclosure Notes

C5 Investments at fair value through profit or loss (Continued)

Analysis of investments at fair value through profit or loss:

			Sep. 30, 2018	Dec. 31, 2017
Trust Fund	(a	)	3,271,976	3,236,448
LP Fund	(b	)	23,516	18,692
Others			502	—

Total investments at fair value through profit or loss			3,295,994	3,255,140

The Bank has the following investments in certain unconsolidated structured entities:

(a)

The Bank places funds with an external counterparty in a trust fund account (the “Trust Fund”), which, in accordance with the related Administrative Agreement between the Bank and the counterparty, reinvests the funds in a larger collective pool of investments (the “Pool”) in accordance with the investment mandate for the entire Pool. Notional allocations within the Pool are made, subject to the Investment Framework Agreement between the Bank and the counterparty, to create a model portfolio exposure, as the basis for determining the fair value of the Trust Fund. The Bank classifies this investment as a single unit of account measured at fair value through profit or loss. Fees charged for the administration of the Trust Fund are comprised of a flat fee based upon average assets under management and full-cost recovery of the counterparty’s staff costs, related benefits and allocated overhead related to administering the Pool.

The counterparty does not guarantee any investment return or the principal amount deposited. The Trust Fund reports its notional allocation in the Pool as one class of financial assets.

(b)

The Bank also invests in a fund, established and registered as a limited partnership in England (“LP Fund”). The LP Fund is an emerging Asia growth-focused private equity fund, selectively investing in growth capital across multiple sectors. The LP Fund is managed by the General Partner, established and registered as a limited liability partnership in England, who makes all investment decisions on behalf of the Limited Partners. The Bank, along with other investors, has entered into the LP Fund as a Limited Partner with a capital commitment which will be drawn down over the life of the LP Fund, based on drawdown notices sent by the General Partner.

C6 Loan investments, loan commitments and related ECL allowance

Loan investments	Sep. 30, 2018	Dec. 31, 2017
Gross carrying amount	1,161,459	778,511
ECL allowance	(12,607)	(5,273)

Net carrying amount	1,148,852	773,238

Asian Infrastructure Investment Bank

Notes to the Condensed Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

C Disclosure Notes

C6 Loan investments, loan commitments and related ECL allowance (Continued)

The following table sets out overall information about the credit quality of loan investments and loan commitments issued for effective contracts as at Sep. 30, 2018. The gross amounts of loans include the transaction costs and fees that are capitalized through the effective interest method, or EIR method.

	Sep. 30, 2018	Dec. 31, 2017
Loan investments, gross carrying amount	1,161,459	778,511
Loan commitments	3,341,037	1,947,528

	4,502,496	2,726,039
Total ECL allowance (a)	(60,852)	(9,365)

	4,441,644	2,716,674

During the nine months ended Sep. 30, 2018, new loan investments and loan commitments with the carrying amount of USD1,776 million (including sovereign-backed loans of USD1,356 million, rating ranged from 3 to 10, and nonsovereign-backed loans of USD420 million, rating ranged from 1 to 7) became effective and were included in the assessment of ECL at Sep. 30, 2018.

The increase of ECL allowance during the nine months ended Sep. 30, 2018 mainly attributed to the downgrade of internal ratings related to certain sovereign borrowers. Refer to Note D3.

(a)

As at Sep. 30, 2018, ECL related to loan commitments were USD48.25 million (Dec. 31, 2017: USD4.09 million), presented as a provision in Note C9. Consequential to the disbursements, ECL for the loan commitments amounting of USD3.96 million that was presented as a provision at Dec. 31, 2017 were included in ECL allowance at Sep. 30, 2018.

C7 Paid-in capital receivables

According to the AOA, payments for paid-in capital (refer to Note C10) are due in five installments, with the exception of members designated as less developed countries, who may pay in ten installments. Paid-in capital receivables represent amounts due from members in respect of paid-in capital. These amounts are initially recognized at fair value and subsequently measured at amortized costs. The fair value discount is accreted through income using the effective interest method. For the nine months ended Sep. 30, 2018, a total discount of USD12.28 million (for the nine months ended Sep. 30, 2017: USD12.08 million) was debited to the Reserve (Note C12). An amount of USD82.73 million (for the nine months ended Sep. 30, 2017: USD110.42 million) has been accreted through income in the current period.

Members	Paid-in capital receivables at amortized cost as at
	Sep. 30, 2018	Dec. 31, 2017
Afghanistan	13,451	13,268
Australia	292,248	289,241
Austria	39,668	39,260
Azerbaijan	20,160	30,151

Asian Infrastructure Investment Bank

Notes to the Condensed Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

C Disclosure Notes

C7 Paid-in capital receivables (Continued)

Members	Paid-in capital receivables at amortized cost as at
	Sep. 30, 2018	Dec. 31, 2017
Bahrain	15,477	—
Bangladesh	87,961	86,925
Brunei Darussalam	4,157	4,114
Cambodia	8,341	8,249
Canada	151,071	—
China	1,171,536	2,335,329
Cyprus	3,005	—
Denmark	14,537	29,075
Egypt	51,536	51,036
Ethiopia	7,205	7,127
Fiji	1,929	1,898
Finland	24,606	36,781
France	267,747	265,470
Georgia	4,277	4,235
Germany	355,037	351,383
Hong Kong, SAR	89,228	118,497
Hungary	11,664	15,491
Iceland	1,388	1,375
India	663,253	657,150
Indonesia	132,486	264,210
Iran	124,977	123,411
Ireland	20,429	20,144
Israel	29,589	59,015
Italy	101,398	202,212
Jordan	9,422	9,320
Kazakhstan	57,876	86,548
Korea	296,009	292,963
Kyrgyz Republic	3,617	3,580
Lao PDR	5,729	5,664
Luxembourg	5,501	5,442
Madagascar	751	—
Malaysia	8,649	12,913
Maldives	924	911
Malta	1,070	1,060
Mongolia	3,247	3,215
Myanmar	34,906	34,429
Nepal	10,768	10,639
Netherlands	81,673	80,832
New Zealand	36,541	36,165
Norway	43,588	65,134

Asian Infrastructure Investment Bank

Notes to the Condensed Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

C Disclosure Notes

C7 Paid-in capital receivables (Continued)

Members	Paid-in capital receivables at amortized cost as at
	Sep. 30, 2018	Dec. 31, 2017
Oman	20,529	30,688
Pakistan	81,871	122,341
Philippines	77,497	76,681
Poland	66,002	65,447
Portugal	5,138	7,674
Qatar	47,852	47,473
Russia	517,650	512,461
Samoa	303	—
Saudi Arabia	202,062	200,573
Singapore	19,795	19,591
Spain	138,836	136,659
Sri Lanka	21,316	31,863
Sudan	8,686	—
Sweden	49,923	74,623
Switzerland	55,996	83,706
Tajikistan	4,130	4,702
Thailand	113,154	112,058
Timor-Leste	2,477	2,440
Turkey	207,081	205,374
United Arab Emirates	94,059	93,284
United Kingdom	241,853	361,402
Uzbekistan	17,427	17,256
Vanuatu	—	—
Vietnam	52,652	78,743

Total paid-in capital receivables	6,354,921	7,948,901

As at Sep. 30, 2018, the contractual undiscounted paid-in capital receivables overdue amounting to USD1.84 million (Dec. 31, 2017: USD346.04 million) (Note C10), because of an administrative delay and are not considered as impaired. The overdue amount was collected by the date of signing of the financial statements for the nine months ended Sep. 30, 2018.

As at Sep. 30, 2018, USD2,289 million (Dec. 31, 2017: USD4,021 million) of the above balance is due within 12 months from the reporting date.

Asian Infrastructure Investment Bank

Notes to the Condensed Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

C Disclosure Notes

C8 Other assets

	Sep. 30, 2018	Dec. 31, 2017
Property improvements	434	271
Tax refund receivable	—	750
Computer hardware	180	238
Prepayments	568	323
Others	479	401

Total other assets	1,661	1,983

C9 Other liabilities

	Sep. 30, 2018	Dec. 31, 2017
Provision – ECL allowance (Note C6)	48,245	4,092
Accrued expenses	8,329	7,715
Staff costs payable	1,064	1,205
Deferred administration fee (Note C14)	483	210
Others	465	365

Total other liabilities	58,586	13,587

C10 Share capital

	Sep. 30, 2018	Dec. 31, 2017
Authorized capital	100,000,000	100,000,000
– Allocated
– Subscribed	96,186,700	95,001,100
– Unsubscribed	2,241,700	3,277,600
– Unallocated	1,571,600	1,721,300

Total authorized capital	100,000,000	100,000,000

Subscribed capital	96,186,700	95,001,100
Less: callable capital	(76,949,300)	(76,000,800)

Paid-in capital	19,237,400	19,000,300

Paid-in capital comprises:
– amounts received	12,792,485	10,890,955
– amounts due but not yet received	1,840	346,040
– amounts not yet due	6,443,075	7,763,305

Total paid-in capital	19,237,400	19,000,300

In accordance with Articles 4 and 5 of the AOA, the initial authorized capital stock of the Bank is USD100 billion, divided into 1,000,000 shares, which shall be available for subscription only by members.

Asian Infrastructure Investment Bank

Notes to the Condensed Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

C Disclosure Notes

C10 Share capital (Continued)

The original authorized capital stock is divided into paid-in shares and callable shares, with paid-in shares having an aggregate par value of USD20 billion and callable shares having an aggregate par value of USD80 billion.

Payment of the amount subscribed to the callable capital stock of the Bank shall be subject to call only as and when required by the Bank to meet its liabilities. Calls on unpaid subscriptions shall be uniform in percentage on all callable shares.

In accordance with Article 37 of the AOA, any member may withdraw from the Bank at any time by delivering a notice in writing to the Bank at its principal office. A withdrawing member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the withdrawal notice. At the time a country ceases to be a member, the Bank shall arrange for the repurchase of such country’s shares by the Bank as a part of the settlement of accounts with such country.

Members	Total shares	Subscribed capital	Callable capital	Paid-in capital	Paid-in capital received	Paid-in capital not yet received
Afghanistan	866	86,600	69,300	17,300	3,460	13,840
Australia	36,912	3,691,200	2,953,000	738,200	442,920	295,280
Austria	5,008	500,800	400,600	100,200	60,120	40,080
Azerbaijan	2,541	254,100	203,300	50,800	30,480	20,320
Bahrain	1,036	103,600	82,900	20,700	4,140	16,560
Bangladesh	6,605	660,500	528,400	132,100	39,630	92,470
Brunei Darussalam	524	52,400	41,900	10,500	6,300	4,200
Cambodia	623	62,300	49,800	12,500	3,750	8,750
Canada	9,954	995,400	796,300	199,100	39,820	159,280
China	297,804	29,780,400	23,824,300	5,956,100	4,764,880	1,191,220
Cyprus	200	20,000	16,000	4,000	800	3,200
Denmark	3,695	369,500	295,600	73,900	59,120	14,780
Egypt	6,505	650,500	520,400	130,100	78,060	52,040
Ethiopia	458	45,800	36,600	9,200	1,840	7,360
Fiji	125	12,500	10,000	2,500	500	2,000
Finland	3,103	310,300	248,200	62,100	37,260	24,840
France	33,756	3,375,600	2,700,500	675,100	405,060	270,040
Georgia	539	53,900	43,100	10,800	6,480	4,320
Germany	44,842	4,484,200	3,587,400	896,800	538,080	358,720
Hong Kong, SAR	7,651	765,100	612,100	153,000	61,200	91,800
Hungary	1,000	100,000	80,000	20,000	8,000	12,000
Iceland	176	17,600	14,100	3,500	2,100	1,400
India	83,673	8,367,300	6,693,800	1,673,500	1,004,100	669,400
Indonesia	33,607	3,360,700	2,688,600	672,100	537,680	134,420
Iran	15,808	1,580,800	1,264,600	316,200	189,725	126,475
Ireland	1,313	131,300	105,000	26,300	5,260	21,040

Asian Infrastructure Investment Bank

Notes to the Condensed Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

C Disclosure Notes

C10 Share capital (Continued)

Members	Total shares	Subscribed capital	Callable capital	Paid-in capital	Paid-in capital received	Paid-in capital not yet received
Israel	7,499	749,900	599,900	150,000	120,000	30,000
Italy	25,718	2,571,800	2,057,400	514,400	411,520	102,880
Jordan	1,192	119,200	95,400	23,800	14,280	9,520
Kazakhstan	7,293	729,300	583,400	145,900	87,540	58,360
Korea	37,387	3,738,700	2,991,000	747,700	448,620	299,080
Kyrgyz Republic	268	26,800	21,400	5,400	1,620	3,780
Lao PDR	430	43,000	34,400	8,600	2,580	6,020
Luxembourg	697	69,700	55,800	13,900	8,340	5,560
Madagascar	50	5,000	4,000	1,000	200	800
Malaysia	1,095	109,500	87,600	21,900	13,140	8,760
Maldives	72	7,200	5,800	1,400	420	980
Malta	136	13,600	10,900	2,700	1,620	1,080
Mongolia	411	41,100	32,900	8,200	4,920	3,280
Myanmar	2,645	264,500	211,600	52,900	15,870	37,030
Nepal	809	80,900	64,700	16,200	4,860	11,340
Netherlands	10,313	1,031,300	825,000	206,300	123,780	82,520
New Zealand	4,615	461,500	369,200	92,300	55,380	36,920
Norway	5,506	550,600	440,500	110,100	66,060	44,040
Oman	2,592	259,200	207,400	51,800	31,080	20,720
Pakistan	10,341	1,034,100	827,300	206,800	124,080	82,720
Philippines	9,791	979,100	783,300	195,800	117,480	78,320
Poland	8,318	831,800	665,400	166,400	99,840	66,560
Portugal	650	65,000	52,000	13,000	7,800	5,200
Qatar	6,044	604,400	483,500	120,900	72,540	48,360
Russia	65,362	6,536,200	5,229,000	1,307,200	784,320	522,880
Samoa	21	2,100	1,700	400	80	320
Saudi Arabia	25,446	2,544,600	2,035,700	508,900	305,340	203,560
Singapore	2,500	250,000	200,000	50,000	30,000	20,000
Spain	17,615	1,761,500	1,409,200	352,300	211,380	140,920
Sri Lanka	2,690	269,000	215,200	53,800	32,280	21,520
Sudan	590	59,000	47,200	11,800	2,450	9,350
Sweden	6,300	630,000	504,000	126,000	75,600	50,400
Switzerland	7,064	706,400	565,100	141,300	84,780	56,520
Tajikistan	309	30,900	24,700	6,200	1,860	4,340
Thailand	14,275	1,427,500	1,142,000	285,500	171,300	114,200
Timor-Leste	160	16,000	12,800	3,200	640	2,560
Turkey	26,099	2,609,900	2,087,900	522,000	313,200	208,800
United Arab Emirates	11,857	1,185,700	948,600	237,100	142,260	94,840
United Kingdom	30,547	3,054,700	2,443,800	610,900	366,540	244,360
Uzbekistan	2,198	219,800	175,800	44,000	26,400	17,600

Asian Infrastructure Investment Bank

Notes to the Condensed Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

C Disclosure Notes

C10 Share capital (Continued)

Members	Total shares	Subscribed capital	Callable capital	Paid-in capital	Paid-in capital received	Paid-in capital not yet received
Vanuatu	5	500	400	100	100	—
Vietnam	6,633	663,300	530,600	132,700	79,620	53,080

Total	961,867	96,186,700	76,949,300	19,237,400	12,792,485	6,444,915

C11 Reserves

Pursuant to Article 18.1 of the AOA, the Board of Governors shall determine at least annually what part of the net income of the Bank shall be allocated, after making provision for reserves, to retained earnings or other purposes and what part, if any, shall be distributed to the members. There was no allocation of the net income during the nine months ended Sep. 30, 2018.

C12 Distribution

Retained earnings as at Sep. 30, 2018 were USD218.70 million (Dec. 31, 2017: USD119.16 million). As at Sep. 30, 2018, USD82.73 million (for the nine months ended Sep. 30, 2017: USD110.42 million) of retained earnings has been transferred to the Reserve for accretion of the paid-in capital receivables.

No dividends were declared during the reporting period.

C13 Unconsolidated structured entity

The Special Fund established and administered by the Bank based on Article 17.1 of the AOA is an unconsolidated structured entity for accounting purposes. The objective of the Special Fund is to support and facilitate the preparation of projects for the benefit of one or more members of the Bank that, at the time when the decision to extend the grant is made by the Bank, are classified as recipients of financing from the International Development Association, including Blend countries; however, the projects that benefit other members may also be eligible for such assistance in exceptional circumstances, such as innovative and complex projects and regional or cross-border projects with significant regional impacts. Consistent with Article 10 of the Bank’s AOA, the resources of the Special Fund shall at all times and in all respects be held, used, committed, invested or otherwise disposed of entirely separately from the Bank’s ordinary resources.

The resources of the Special Fund consist of: (a) amounts accepted from any member of the Bank, any of its political or administrative sub-divisions, or any entity under the control of the member or such sub-divisions or any other country, entity or person approved by the President may become a contributor to the Special Fund; (b) income derived from investment of the resources of the Special Fund; and (c) funds reimbursed to the Special Fund, if any.

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

C Disclosure Notes

C13 Unconsolidated structured entity (Continued)

The full cost of administering the Special Fund is charged to that Special Fund. The Bank charges an administration fee equal to 1% of contributions received, and the Special Fund bears all expenses appertaining directly to operations financed from the resources of the Special Fund.

As at Sep. 30, 2018, the Special Fund had aggregate contributions received amounting to USD70.50 million (Dec. 31, 2017: USD38.00 million). The Bank, acting as administrator of the Special Fund, receives administration fees. For the nine months ended Sep. 30, 2018, fees recognized as income amounted to USD0.05 million (for the nine months ended Sep. 30, 2017: USD0.05 million) (Note C2).

The Bank is not obliged to provide financial support to the Special Fund.

C14 Related party transactions

Parties are generally considered to be related if the parties are under common control, or one party has the ability to control the other party or can exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely to the legal form.

Outstanding balances with related parties were as follows:

	Sep. 30, 2018		Dec. 31, 2017
	Key management personnel	Other related parties	Key management personnel	Other related parties
Assets – loans granted	35	—	100	—
Other liabilities (Note C9)	—	483	—	210

The income and expense items affected by transactions with related parties were as follows:

	For the nine months ended Sep. 30, 2018		For the nine months ended Sep. 30, 2017
	Key management personnel	Other related parties	Key management personnel	Other related parties
Income	—	52	—	52
Expense	—	—	—	—

Income from other related parties relates to the Special Fund administration fee (Note C13).

Key management personnel

Key management personnel are those persons who have the authority and responsibility to plan, direct, and control the activities of the Bank. Key management personnel of the Bank is defined as the members of the Bank’s Executive Committee, that is, in accordance with the Terms of Reference of the Executive Committee, the President, Vice Presidents, the General Counsel and the Chief Risk Officer.

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

C Disclosure Notes

C14 Related party transactions (Continued)

Key management personnel (Continued)

During the nine months ended Sep. 30, 2018, other than loans granted to key management personnel as disclosed above, the Bank had no other material transactions with key management personnel.

The compensation of key management personnel during the period comprises short-term employee benefits of USD2.60 million (for the nine months ended Sep. 30, 2017: USD2.47 million) and defined contribution plans of USD0.42 million (for the nine months ended Sep. 30, 2017: USD0.40 million).

Use of office building

In accordance with Article 5 of the Headquarters Agreement, the Government provides a permanent office building and the temporary office accommodation to the Bank, free of charge.

C15 Events after the end of the reporting period

There have been no material events since the reporting date that would require disclosure or adjustment to these financial statements.

D Financial Risk Management

D1 Overview

The Bank adopts a proactive and comprehensive approach to risk management that is instrumental to the Bank’s financial viability and success in achieving its mandate. The ability to identify, mitigate, and manage risk begins with the Bank’s policies established with a strong risk culture. In addition to establishing appropriate risk parameters and a thorough and robust project review and monitoring process, the risk management function provides independent oversight of credit, market, liquidity, operational, and associated reputational risk in the Bank’s activities. It is also designed to integrate asset and liability risk to minimize the volatility of equity value and to maintain sufficient liquidity.

D2 Financial risk management framework

The Bank has established its risk appetite, risk management objectives and strategies in its Risk Limits Policy, and its Risk Management Framework (the “RMF”). Within this RMF, the Risk Management Department is responsible for monitoring financial risks with the oversight of the Risk Committee.

The Risk Committee is responsible for establishing the overall risk appetite of the Bank and reviewing and approving the risk management objectives and strategies. The Risk Committee monitors the integrated risk processes, on a cross-sector and cross-category basis for the Bank. The Committee of the Board – Audit and Risk Committee reviews the Bank’s financial and risk-related policies and

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

D Financial Risk Management

D2 Financial risk management framework (Continued)

annually reviews the Bank’s risk management framework and its risk appetite statement. The Board approves key risk policies as recommended by the President and the Executive Committee.

The Risk Management Department has overall responsibility for managing all aspects of risks, including implementing risk management strategies, initiatives and credit policies, and approving internal policies, measures and procedures related to risk management.

(i) Investment operations portfolio

The Investment Committee of Senior Management reviews that a proposed project prepared by Investment Operation staff is in line with the Bank’s policies and procedures. In order to make its recommendations, the committee is supported by relevant departments with assessments specific to their area, including risk management, legal, finance, strategy, environmental and social aspects, and procurement. The Board of Directors makes final approval of investment projects.

Accountabilities at different stages of the credit risk/project approval and monitoring process are delineated and regularly updated by the Bank’s management.

(ii) Treasury portfolio

The treasury portfolio includes deposits with banks and the investments in the Trust Fund.

According to the Bank’s General Investment Authority, the Bank can make investments in the assets specified in a list of eligible assets, including deposits and certain money market funds that invest in high credit quality securities.

With respect to the Trust Fund described in Note C5, the Trust Fund’s assets consist of its notionally allocated share of cash and investments in the Pool. The Pool is actively managed and invested in accordance with the investment strategy established for all such kind of Trust Funds administered by the counterparty. The objective of the investment strategy is foremost to maintain adequate liquidity to meet foreseeable cash flow needs and preserve capital and then, to maximize investment returns. The Pool is exposed to credit, market and liquidity risks.

D3 Credit risk

Credit risk management

The Bank takes on exposure to credit risk, which is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Exposure to credit risk arises as a result of the Bank’s lending and other transactions with counterparties giving rise to financial assets and loan commitments.

The Bank is primarily exposed to credit risk in both its loan granting of bank activities and deposit placing of treasury activities. The counterparties could default on their contractual obligations or the value of the Bank’s investments could become impaired.

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

D Financial Risk Management

D3 Credit risk (Continued)

Credit risk management (Continued)

(i) Credit risk in the investment operations portfolio

•	Sovereign-backed loans

Sovereign-backed loans are the obligation of a member as borrower or guarantor. The Bank’s credit decisions are based on assessments of the borrower’s or guarantor’s capacity to service the loan. These assessments are undertaken in accordance with the relevant operational policies of the Bank. Specifically, the Bank performs its own sovereign credit analysis and assigns its own internal sovereign credit rating. When making these assessments, the Bank gives particular consideration to the International Monetary Fund/World Bank debt sustainability analyses and will utilize, where appropriate, country and macroeconomic reporting by multilateral development banks (“MDBs”), commercial banks, and “think tanks.” The appraisal of sovereign-backed loans takes into account, as appropriate, a full assessment of the project’s benefits and risks. The Bank’s internal rating has 12 notches, with ratings 1 to 4 designated as investment grade.

As at Sep. 30, 2018, the rating of sovereign-backed loans ranged from 3 to 10 and the related range of annualized PD was 0.14%-8.67%.

As an international financial institution, the Bank does not participate in country debt rescheduling or debt reduction exercises of sovereign-backed loans or guarantees.

When a borrower fails to make payment on any principal, interest, or other charge due to the Bank, the Bank may suspend disbursements immediately on all loans to that borrower. The conditions for suspension of sovereign loans are presented in more detail in the Bank’s operational policies. Under its operational policies, the Bank would cease making new sovereign-backed loans to the borrower once any loans are overdue by more than 30 days and suspend all disbursements to or guaranteed by the member concerned once any loans are overdue by more than 60 days.

•	Nonsovereign-backed financings

The Bank provides private enterprises and state-owned or state-controlled enterprises with loans and investments that do not have a full member guarantee. However, the Bank retains the right, when it deems it advisable, to require a full or partial sovereign guarantee.

The Bank assigns an internal credit rating taking into account specific project, sector, macro and country credit risks. For nonsovereign projects, risk ratings are normally capped by the sovereign credit rating, except where the Bank has recourse to a guarantor from outside the country which may have a better rating than the local sovereign credit rating.

As at Sep. 30, 2018, the rating of nonsovereign-backed loans ranged from 1 to 9 and the related annualized PD was 0.03%-4.58%.

•	LP Fund investments

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

D Financial Risk Management

D3 Credit risk (Continued)

Credit risk management (Continued)

As at Sep. 30, 2018, the investment operations portfolio includes LP Fund investments described in Note C5. The LP Fund investments are measured at fair value through profit or loss. The fair value related information is described in Note E.

(ii) Credit risk in the treasury portfolio

Treasury activities and risk appetite are monitored by the Audit and Risk Committee and Board of Directors. The Bank has a limits policy which determines the maximum exposure to eligible counterparties and instruments. Eligible counterparties must have a single A credit rating or higher. All individual counterparty and investment credit lines are monitored and reviewed by Risk Management Department periodically.

As at Sep. 30, 2018, the treasury portfolio includes term deposits with banks and investment in the Trust Fund described in Note C5. The Trust Fund is measured at fair value through profit or loss, and the fair value related information is described in Note E. As the Trust Fund is not subject to significant credit risk, the credit risk of the treasury portfolio is mainly from the term deposits. Given the high credit quality, no significant loss provisions were made for the investments in the treasury portfolio for the nine months ended Sep. 30, 2018.

Credit quality analysis

Except for loan investments, other financial assets at amortized cost are paid-in capital receivables and deposits with banks, for which the credit risk is not material.

The following table sets out the loans and loan commitments for sovereign-backed loans and nonsovereign-backed loans, with their respective ECL allowance balances.

	Sep. 30, 2018		Dec. 31, 2017
	Loans and loan commitments	ECL	Loans and loan commitments	ECL
Sovereign-backed loans	3,918,165	(59,306)	2,558,761	(5,050)
Nonsovereign-backed loans	584,331	(1,546)	167,278	(4,315)

Total	4,502,496	(60,852)	2,726,039	(9,365)

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

D Financial Risk Management

D3 Credit risk (Continued)

Credit quality analysis (Continued)

(i) Concentration of credit risk

As at Sep. 30, 2018, the geographical distribution of the Bank’s loan investments (gross carrying amount of loans and exposure of loan commitments) is as follows:

	Sep. 30, 2018			Dec. 31, 2017
Region	Stage 1	Stage 2	Total	Stage 1	Stage 2	Total
Sovereign-backed loans
Asia	2,657,189	1,260,976	3,918,165	2,194,438	364,323	2,558,761
NonAsia	—	—	—	—	—	—
Subtotal	2,657,189	1,260,976	3,918,165	2,194,438	364,323	2,558,761

Nonsovereign-backed loans
Asia	440,783	—	440,783	20,198	—	20,198
NonAsia	143,548	—	143,548	147,080	—	147,080
Subtotal	584,331	—	584,331	167,278	—	167,278

Total	3,241,520	1,260,976	4,502,496	2,361,716	364,323	2,726,039

The following table sets out the credit quality of loan investments (gross carrying amount of loans and exposure of loan commitments) segmented by the Bank’s internal credit rating system and their respective staging.

	Sep. 30, 2018			Dec. 31, 2017
Internal credit rating	Stage 1	Stage 2	Total	Stage 1	Stage 2	Total
Sovereign-backed loans
Investment grade	1,625,439	—	1,625,439	828,834	99,977	928,811
Noninvestment grade (a)	1,031,750	1,260,976	2,292,726	1,365,604	264,346	1,629,950
Subtotal	2,657,189	1,260,976	3,918,165	2,194,438	364,323	2,558,761

Nonsovereign-backed loans
Investment grade	246,668	—	246,668	—	—	—
Noninvestment grade (a)	337,663	—	337,663	167,278	—	167,278
Subtotal	584,331	—	584,331	167,278	—	167,278

Total	3,241,520	1,260,976	4,502,496	2,361,716	364,323	2,726,039

(a)

For the noninvestment grade sovereign-backed loan exposures as at Sep. 30, 2018, balances of USD1,807 million have internal ratings ranging from 5 to 7 (Dec. 31, 2017: USD1,203 million), and balances of USD485 million have internal ratings ranging from 8 to 12 (Dec. 31, 2017: USD427 million).

For the noninvestment grade nonsovereign-backed loan exposures as at Sep. 30, 2018, balances of USD174 million have internal ratings ranging from 5 to 7, and balances of USD164 million have internal ratings ranging from 8 to 12 (Dec. 31, 2017: all the balances of non-investment grade have internal ratings ranging from 8 to 12).

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

D Financial Risk Management

D3 Credit risk (Continued)

Credit quality analysis (Continued)

(ii) Credit enhancement

As at Sep. 30, 2018, the Bank’s maximum exposure to credit risk from financial instruments other than undrawn loan commitments before taking into account any collateral held or other credit enhancements is their carrying amount presented on the statement of financial position. The maximum exposure to credit risk from the undrawn loan commitments as at Sep. 30, 2018 is USD3,341 million (Dec. 31, 2017: USD1,948 million).

Credit enhancement for loan investments (gross carrying amount of loans and exposure of loan commitments) are as below:

	Sep. 30, 2018	Dec. 31, 2017
Guaranteed by sovereign members	1,567,983	864,303
Guaranteed by nonsovereign entities	267,147	20,199
Unguaranteed (a)	2,667,366	1,841,537

Total	4,502,496	2,726,039

(a)	The unguaranteed loan investments mainly represent sovereign loans and loan commitments granted to member countries.

There was no other credit enhancement held as at Sep. 30, 2018 and Dec. 31, 2017.

(iii) Reconciliation of loan gross carrying amount and ECL

An analysis of the changes in the gross carrying amount of loans and exposure of loan commitments, with the related changes in ECL allowances is as follows:

Sovereign-backed loans

	Stage 1	Stage 2	Total
Gross carrying amount of loans and exposure of loan commitments as at Jan. 1, 2018	2,194,438	364,323	2,558,761
New loans and commitments originated	1,357,603	—	1,357,603
Movement in net transaction costs, fees, and related income through EIR method	2,740	(939)	1,801
Transfer to stage 1 (1)	99,712	(99,712)	—
Transfer to stage 2 (2)	(997,304)	997,304	—

As at Sep. 30, 2018	2,657,189	1,260,976	3,918,165

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

D Financial Risk Management

D3 Credit risk (Continued)

Sovereign-backed loans (Continued)

	Stage 1	Stage 2	Total
ECL allowance as at Jan. 1, 2018	1,478	3,572	5,050
Additions	298	—	298
Change in risk parameters (3)	(293)	(37)	(330)
Change from lifetime (stage 2) to 12-month (stage 1) ECL (1)	5	(463)	(458)
Change from 12-month (stage 1) to lifetime (stage 2) ECL (2)	(148)	54,894	54,746

As at Sep. 30, 2018	1,340	57,966	59,306

(1)

At Sep. 30, 2018, as a result of improved implied credit rating primarily related to a favorable GDP growth rate forecast, the credit risk of one sovereign loan in Asia has decreased to its level at origination. The gross carrying amount of loans and commitment exposure were transferred to stage 1. The related ECL allowance was, therefore, based on 12-month, rather than lifetime, ECL.

(2)

During the nine months ended Sep. 30, 2018, the outstanding loan balances and commitment exposure of two sovereign borrowers in Asia were transferred from stage 1 to stage 2 based on an internal ratings downgrade, primarily in response to increasing sovereign debt denominated in foreign currency and significant local currency depreciation of the borrowers’ countries.

Nonsovereign-backed loans

	Stage 1	Stage 2	Total
Gross carrying amount of loans and exposure of loan commitments as at Jan. 1, 2018	167,278	—	167,278
New loans and commitments originated	424,200	—	424,200
Movement in net transaction costs, fees, and related income through EIR method	(7,147)	—	(7,147)

As at Sep. 30, 2018	584,331	—	584,331

	Stage 1	Stage 2	Total
ECL allowance as at Jan. 1, 2018	4,315	—	4,315
Additions	178	—	178
Change in risk parameters (3)	(2,947)	—	(2,947)

As at Sep. 30, 2018	1,546	—	1,546

Total gross carrying amount of loans and exposure of loan commitments as at Sep. 30, 2018	3,241,520	1,260,976	4,502,496

Total ECL allowance as at Sep. 30, 2018	2,886	57,966	60,852

(3)	The change in the loss allowance is due to change in the probability of default (PD) used to calculate the expected credit loss for the loans.

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

D Financial Risk Management

D3 Credit risk (Continued)

ECL measurement

The Bank adopts an ECL ‘three-stage’ model for applicable financial instruments. A ‘three-stage’ model for impairment is based on changes in credit quality since initial recognition:

•

A financial instrument that has not experienced significant increase in credit risk (“SICR”) in its credit quality as compared to its rating at origination is classified in ‘Stage 1’, and has its credit risk continuously monitored by the Bank;

•	If it has experienced SICR since initial recognition, the financial instrument is moved to ‘Stage 2’, but is not yet deemed to be credit impaired;

•	If the financial instrument is deemed to be credit impaired, the financial instrument is then moved to ‘Stage 3’.

The Bank’s main credit risk exposure related to ECL measurement is from loan investments and loan commitments.

The following reflects the Bank’s ECL measurement focusing on loan investments and loan commitments. Given the nature of the Bank’s business (large infrastructure loans), all the instruments are assessed on an individual basis.

The key judgments and assumptions adopted by the Bank are discussed below:

(i) Significant increase in credit risk

The Bank considers a financial instrument to have experienced SICR when one or more of the following quantitative, qualitative or backstop criteria have been met:

•	Quantitative criteria

Deterioration in credit rating is used as the quantitative criteria of SICR:

•	For investment grade loans, rating downgrade by 2 notches determined by comparing the current rating (incorporating forward looking information) with rating at origination;

•	For noninvestment grade loans, rating downgrade by 1 notch determined by comparing the current rating (incorporating forward looking information) with rating at origination.

All loans included in the Bank’s investment portfolio are rated using internal rating methodologies. The methodology used to rate these individual loans depends on the type of loan. For sovereign loans, an internal credit rating methodology is used. The methodology uses the same factors considered by the major international credit rating agencies (“ICRA”s) such as Standard & Poor’s (“S&P”), Moody’s and Fitch. In case the sovereign borrower is not rated by any of the three ICRAs, the Bank uses the Economist Intelligence Unit rating assessment as the basis for further analysis. For nonsovereign loans, the loan may be rated using the risk rating methodology that is in-line with the Bank’s policy for nonsovereign-backed financing depending on the type of their financing structure. More specifically, project finance transactions will be rated using a credit scoring tool for project finance. Similarly,

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

D Financial Risk Management

D3 Credit risk (Continued)

ECL measurement (Continued)

(i) Significant increase in credit risk (Continued)

corporate financing transactions will be rated based on a credit scoring tool for corporate finance: these initial ratings are used to estimate the Stage 1—12-month ECL at each reporting date to determine the SICR since origination.

•	Qualitative criteria

In addition to the quantitative criteria, the following qualitative elements will also contribute to a determination that the loan should migrate to Stage 2:

•	Adverse changes in business, financial or economic conditions;

•	Expected breach of contract that may lead to covenant waivers or amendments;

•	Transfer to watch list/monitoring; and

•	Changes in payment behavior.

•	Backstop

•	30 days past due.

•	Overlay

Temporary adjustments (“overlay adjustments”) to the allowance are adjustments which may be used to account for circumstances when it becomes evident that existing or expected risk factors have not been considered in the credit risk rating and modelling process. Management would evaluate the appropriateness of overlay adjustments made to the output of quantitative models and assess such overlays for indication of bias. Any overlay adjustment shall be properly discussed with the Risk Committee.

A new ECL calculation software was used for the year ended Dec. 31, 2017. It replaced the previous excel based template used for calculating ECL. The new tool applies the same three-stage ECL methodology in compliance with IFRS 9 requirements, with enhancements in a more sophisticated approach to incorporate the PIT PD term structure and forward-looking assessment.

(ii) Definition of credit-impaired assets

Credit-impaired assets, which migrate to Stage 3, are those with respect to which one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•	significant financial difficulty of the issuer or the borrower;

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

D Financial Risk Management

D3 Credit risk (Continued)

ECL measurement (Continued)

(ii) Definition of credit-impaired assets (Continued)

•	a breach of contract, such as a default or past due event;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization.

In addition, the credit-impaired assets also include the purchased or originated financial assets at a deep discount that reflects the incurred credit losses.

It may not be possible to identify a single discrete event. Instead, the combined effect of several events may have caused financial assets to become credit-impaired. For sovereign-backed loans, the same criteria of past due for “default assets” (see D3 (vi)) is also being applied for assessing credit impaired financial assets.

(iii) Measurement of the 12-month and lifetime ECL

Estimation of 12-month ECL is calculated by using the following formula: 12-month ECL

1.

PIT PD is the Point-in-time Probability of Default, and is converted from Through-The-Cycle (TTC) PD by first mapping to Moody’s unconditional PIT PDs, then conditioning on three future scenarios (baseline, good, bad).

2.

Loss Given Default (LGD) is currently set as 30% for sovereign loans and on a case-by-case basis or 70% in case of insufficient information available to estimate LGD for nonsovereign-backed loans, based upon management’s estimate established on the analysis of market data statistics and related judgment.

3.	Exposure at Default (EAD) is calculated as loan balance at the period end plus projected net disbursement in the next year.

The above calculation is performed for three different scenarios. The weights of the 3 scenarios are 50%, 25%, and 25% respectively for the Baseline, Good and Bad scenarios. The estimation is based on the best representative management judgment without undue cost or effort that, going forward the current path of macroeconomic projections with equal chance of being significantly worse (Bad scenario) or better (Good scenario), considering the macroeconomic projections of those countries and relevant industries that the Bank has credit exposures.

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

D Financial Risk Management

D3 Credit risk (Continued)

ECL measurement (Continued)

(iii) Measurement of the 12-month and lifetime ECL (Continued)

•	Estimation of lifetime ECL

Estimation of the lifetime ECL is calculated using the following formula as the summation of net present value of the ECL for each year:

Lifetime ECL

Where ECLt is the ECL for each year and n is the year for which ECL is calculated.

ECLt is calculated as: where ws is the weight of each scenario – 50% for Baseline, 25% for both Good and Bad scenarios.

1)	Conditional PIT PD

The process to convert TTC PD to conditional PIT PD term structure is the same as 12-month ECL calculation for the first three years and is assumed to revert back to the long-run PD for the remaining years.

2)	LGD is the same as 12-month ECL calculation.

3)	EAD for any given year is based on loan balance at the period end + net projected disbursement in the next 1 year, as by the disbursement schedule for each year.

4)	Lifetime is equal to contractual lifetime.

5)	Discount rate is equal to calculated effective interest rate.

In the same way as the 12-month ECL calculation, the above calculation is done for each of the three scenarios and then probability weighted, and the weighting of the three scenarios are the same as the 12-month ECL calculation.

(iv) Forward-looking information incorporated in ECL

Forward-looking information has been incorporated taking into account the following steps:

•	Macro Scenario development

•	3 Macro Scenarios – Baseline, Good, Bad. Each scenario is forecasted for 3 years.

•

For each member, the corresponding long-term average and standard deviation of each macro factor would be computed. Good and bad scenarios would be established based on a view of movement in macro factors in terms of ‘number of standard deviations from average’.

•	Choice of macro scenarios and probability weighting of each scenario is approved by the Risk Committee.

•	Establishment of TTC PD

•	TTC PD is calculated based on each borrower’s internal AIIB rating.

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

D Financial Risk Management

D3 Credit risk (Continued)

ECL measurement (Continued)

(iv) Forward-looking information incorporated in ECL (Continued)

•	Calculation of Forward-looking PIT PD

First, each borrower’s TTC PD will be mapped to the unconditional PIT PD derived by the software for each credit rating. Second, to convert the unconditional PIT PD into forward-looking PIT PD, the software utilizes forecasts of macroeconomic variables associated with the country and industry where the borrower operates.

(v) Definition of default

For the ECL measurement, “default” occurs when an obligor meets one or more of the following conditions:

•

Failure to make a payment (“payment default”) – 180 days past due for sovereign-backed infrastructure loans and 90 days past due for nonsovereign-backed infrastructure loans. 180 days past due for sovereign-backed infrastructure loans is based on the consideration for slower administrative, processing and collection periods that are not driven by credit deterioration.

•	Breach of specific covenants that trigger a default clause.

•	Default under a guarantee or collateral or other support agreements.

•	Failure to pay a final judgment or court order.

•	Bankruptcy, liquidation or the appointment of a receiver or any similar official.

(vi) Write-off policy

The Bank reduces the gross carrying amount of a financial asset when the Bank has no reasonable expectations of recovering the contractual cash flows on a financial asset in its entirety or a portion thereof.

D4 Market risk

The Bank is exposed to currency and interest rate risk in its investment, lending and other activities. Currency risk is the potential for loss that arises when assets or liabilities are denominated in a non-US dollar currency and the price of that currency versus US dollars fluctuates. Interest rate risk arises when the value of assets or liabilities changes with the fluctuation of interest rates.

In its asset and liability management process, the Bank pursues five goals: (a) reducing risks that might arise from the mismatch of assets and liabilities in terms of currency, interest rate sensitivity, or maturity; (b) monitoring the evolving risks to the Bank’s income over time and establishing a framework that reduces the potential volatility of the Bank’s income over the medium term; (c) assigning clear responsibility for all market risks to which the Bank is exposed; (d) minimizing volatility of available equity; and (e) maintaining sufficient liquidity to meet all of the Bank’s obligations with an extremely high level of confidence and continue its lending program, even in times of market stress.

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

D Financial Risk Management

D4 Market risk (Continued)

Currency risk

The Bank currently offers loans only in US Dollars. This will continue to be the case until the Bank is prepared to hedge nondollar lending through swaps or other hedging mechanisms. As at Sep. 30, 2018, the currency risk is not material for the Bank. A currency table for the main monetary items is set out below:

As at Sep. 30, 2018	USD	Other currencies	Total
		USD equivalent
Financial assets
Cash and cash equivalents	1,051,030	2,072	1,053,102
Term deposits	7,555,880	—	7,555,880
Investments at fair value through profit or loss	3,295,994	—	3,295,994
Funds deposited for cofinancing arrangements	13,791	—	13,791
Loan investments, at amortized cost	1,148,852	—	1,148,852
Paid-in capital receivables	6,354,921	—	6,354,921

	19,420,468	2,072	19,422,540

As at Dec. 31, 2017	USD	Other currencies	Total
		USD equivalent
Financial assets
Cash and cash equivalents	1,104,756	110	1,104,866
Term deposits	5,885,854	—	5,885,854
Investments at fair value through profit or loss	3,255,140	—	3,255,140
Funds deposited for cofinancing arrangements	1,592	—	1,592
Loan investments, at amortized cost	773,238	—	773,238
Paid-in capital receivables	7,948,901	—	7,948,901

	18,969,481	110	18,969,591

Interest rate risk

The Bank takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates on its financial position and cash flows. Interest margins may increase as a result of such changes, but may reduce or create losses in the event that unexpected movements arise. Currently, all loans of the Bank are subject to floating rate.

D5 Liquidity risk

Liquidity risk is the risk that the Bank will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. As at Sep. 30, 2018, the Bank does not have any significant financial liabilities.

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

D Financial Risk Management

D6 Operational risk

Consistent with guidance issued by the Basel Committee on Banking Supervision, operational risk is defined as risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Effective management and mitigation of operational risk relies on a system of internal controls aimed at identifying various risks, and establishing acceptable risk parameters and monitoring procedures.

The Bank adopts the Basic Indicator Approach (as recommended by Basel II) for capital allocation for operational risks, which is set at 15% of the average gross income over the past three years, ignoring those years where income was not positive. For initial years, the Bank allocates capital for operational risk at 1% of its paid-in capital, reserves and retained earnings.

D7 Capital management

The Bank collectively manages the paid-in capital plus reserves and retained earnings as capital. To ensure that the Bank has the highest possible credit on a stand-alone basis at all times, two limits are relevant to be always observed. The first, as required by Article 12.1 of the Bank’s AOA, the Bank’s total unimpaired subscribed capital, reserves, and retained earnings have to be always greater than the total exposure from its investment operations (i.e. loans, equity investments, guarantees and other types of financing). This limit may be increased up to 250% of the Bank’s unimpaired subscribed capital, reserves, and retained earnings with the approval of the Board of Governors. The second, using an economic capital framework, the Bank’s available capital must be greater than the required economic capital given the composition of its investment assets by credit risk rating plus a certain amount of buffer.

E Fair Value Disclosures

The majority of the Bank’s assets and liabilities in the statement of financial position are financial assets and financial liabilities. Fair value measurement of nonfinancial assets and nonfinancial liabilities do not have a material impact on the Bank’s financial position and operations, taken as a whole.

The Bank does not have any financial assets or financial liabilities subject to nonrecurring fair value measurements for the nine months ended Sep. 30, 2018.

The fair value of the Bank’s financial assets and financial liabilities are determined as follows:

•

If traded in active markets, fair values of financial assets and financial liabilities with standard terms and conditions are determined with reference to quoted market bid prices and ask prices, respectively.

•

If not traded in active markets, fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models or discounted cash flow analysis using prices from observable current market transactions for similar instruments or using unobservable inputs relevant to the Bank’s assessment.

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

E Fair Value Disclosures

Fair value hierarchy

The Bank classifies financial assets and financial liabilities into the following 3 levels based on the extent to which inputs to valuation techniques used to measure fair value of the financial assets and financial liabilities are observable:

Level 1:	Fair value measurements are those derived from quoted prices (unadjusted) in an active market for identical assets or liabilities;

Level 2:	Fair value measurements are those derived from inputs other than quoted included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3:	Fair value measurements are based on models, and unobservable inputs are significant to the entire measurement.

Financial assets and financial liabilities not measured at fair value on the statement of financial position

The table below summarizes the carrying amounts and fair values of those financial assets and financial liabilities not measured in the Statement of Financial Position at their fair value:

	Sep. 30, 2018		Dec. 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	1,053,102	1,053,102	1,104,866	1,104,866
Term deposits	7,555,880	7,555,880	5,885,854	5,884,195
Funds deposited for cofinancing arrangements	13,791	13,791	1,592	1,592
Loan investments, at amortized cost	1,148,852	1,140,202	773,238	779,443
Paid-in capital receivables	6,354,921	6,280,717	7,948,901	7,947,268

Financial liabilities
Other liabilities	58,586	58,586	13,587	13,587

As at Sep. 30, 2018, the Bank’s balances of those financial assets and liabilities not measured at fair value but with short-term maturity approximate their fair values.

Fair value of loan investments and paid-in capital receivables measured at amortized cost were calculated using Level 3 inputs by discounting the cash flows at a current interest rate applicable to each loan and paid-in capital receivable.

Asian Infrastructure Investment Bank

Notes to the Financial Statements

For the nine months ended Sep. 30, 2018

(All amounts in thousands of US Dollars unless otherwise stated)

E Fair Value Disclosures

Financial assets and financial liabilities measured at fair value on the statement of financial position

The table below summarizes the fair values of the financial assets and financial liabilities measured in the statement of financial position at their fair value:

As at Sep. 30, 2018	Level 1	Level 2	Level 3	Total
Investments at fair value through profit or loss
• Trust Fund	—	3,271,976	—	3,271,976
• LP Fund	—	—	23,516	23,516
• Others	—	—	502	502

Total	—	3,271,976	24,018	3,295,994

As at Dec. 31, 2017	Level 1	Level 2	Level 3	Total
Investments at fair value through profit or loss
◾ Trust Fund	—	3,236,448	—	3,236,448
◾ LP Fund	—	—	18,692	18,692

Total	—	3,236,448	18,692	3,255,140

Investments at fair value through profit or loss are amounts invested in the Trust Fund and the LP Fund (Note C5).

The Trust Fund’s notionally allocated share in the Pool is not traded in any market. The fair value of the Trust Fund is derived from that of the notionally allocated assets. Discounted cash flow valuation technique is used for the valuation of the underlying assets of the LP Fund. The unobservable inputs include weighted average cost of capital, liquidity discount and projected cash flows. The fair value of the investment in the LP fund is based on an adjusted net assets method.

There has been no transfer among Level 1, Level 2 and Level 3 during the period (for the nine months ended Sep. 30, 2017: same).

ASIAN INFRASTRUCTURE INVESTMENT BANK

$1,000,000,000

    % NOTES

DUE 20

PART II

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an estimate of the registrant’s expenses in connection with the issuance of the Notes that are the subject of this registration statement:

SEC Registration Fee		$121,200
Fiscal and Paying Agent Fees	$	*
Fees of rating agencies	$	*
Legal fees	$	*
Printing of registration statement, prospectus and other documents	$	*
Blue Sky expenses (including counsel fees)	$	*
Accountants’ fees	$	*
Other	$	*

Total	$	*

*	Note: To be provided by amendment.

II-1

UNDERTAKINGS

The registrant hereby undertakes:

(1) For purposes of determining any liability under the Security Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For so long as the Notes are outstanding, the Bank will file with the SEC AIIB’s annual audited financial statements and will make available on its website AIIB’s quarterly unaudited financial statements.

CONTENTS

The registration statement comprises:

(1)	The facing sheet.

(2)	The prospectus.

(3)	Part II consisting of pages II-1 to II-2.

(4)	The following exhibits:

A.	Articles of Agreement, signed on June 29, 2015 and effective on December 25, 2015**

A-1.	By-Laws, adopted January 16, 2016 and amended December 19, 2017 by the Board of Governors

B.	Opinion and consent of the Office of the General Counsel of AIIB, with respect to legality**

C.	Opinion and consent of Sullivan & Cromwell LLP, with respect to legality*

D.	Form of Fiscal Agency Agreement (including form of the Notes attached thereto)**

E.	Form of Underwriting Agreement**

F.	Opinion and consent of Sullivan & Cromwell LLP, with respect to certain tax matters*

G.	Awareness letter of PricewaterhouseCoopers

H.	Consent of PricewaterhouseCoopers

*	To be filed by amendment.
**	Previously filed.

II-2

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Asian Infrastructure Investment Bank, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on the 31st day of January, 2019.

ASIAN INFRASTRUCTURE INVESTMENT BANK

By:	/s/ Thierry de Longuemar
	Name:	Thierry de Longuemar
	Title:	Vice President and Chief Financial Officer

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Asian Infrastructure Investment Bank’s authorized representative in the United States, thereunto duly authorized, in Newark, Delaware, on the 31st day of January, 2019.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

EXHIBITS

Exhibit Number	Exhibits

A.	Articles of Agreement, signed on June 29, 2015 and effective on December 25, 2015**

A-1.	By-Laws, adopted January 16, 2016 and amended December 19, 2017 by the Board of Governors

B.	Opinion and consent of the Office of the General Counsel of AIIB, with respect to legality**

C.	Opinion and consent of Sullivan & Cromwell LLP, with respect to legality*

D.	Form of Fiscal Agency Agreement (including form of the Notes attached thereto)**

E.	Form of Underwriting Agreement**

F.	Opinion and consent of Sullivan & Cromwell LLP, with respect to certain tax matters*

G.	Awareness letter of PricewaterhouseCoopers

H.	Consent of PricewaterhouseCoopers

*	To be filed by amendment.
**	Previously filed.